1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2011
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 13, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) 2010 ANNUAL REPORT

Contents

2	Corporate Profile
6	Corporate Information
9	Financial Summary
15	Directors, Supervisors, Senior Management and Staff
30	Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders
39	Chairman's Statement
48	Management's Discussion and Analysis of Financial Conditions and Results of Operations
58	Directors' Report
67	Report of the Supervisory Committee
72	Report on Corporate Governance and Internal Control
94	Significant Events
99	Connected Transactions
119	Independent Auditor's Report
121	Statements of Financial Position
125	Consolidated Statement of Comprehensive Income
127	Consolidated Statement of Changes in Shareholders' Equity
129	Consolidated Cash Flow Statement
131	Notes to the Consolidated Financial Statements

Corporate Profile

Aluminum Corporation of China Limited ("Chalco" or the "Company") is a joint stock limited company established in the People's Republic of China (the "PRC"); its shares are listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the Shanghai Stock Exchange respectively.

The Company and its subsidiaries (collectively referred to as the "Group") are principally engaged in mining of bauxite; the production and sales of alumina, primary aluminum and aluminum fabrication products; and trading of other non-ferrous metal products.

The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC, and also the second largest producer of alumina as well as the third largest producer of primary aluminum in the world.

The competitiveness of the Group is mainly reflected in:

*	its leading strategic position in the alumina, primary aluminum and aluminum fabrication markets in the PRC;

*	its ownership of adequate and stable supply of bauxite resources as well as refining technology; and

*	its comprehensive industry chain with better resistance to market risks.

The Group is principally comprised of the following branches, subsidiaries and jointly controlled entity:

Branches:

*	Shandong branch (mainly engaged in producing alumina/primary aluminum products);

*	Henan branch (mainly engaged in producing alumina/primary aluminum products);

*	Guizhou branch (mainly engaged in producing alumina/primary aluminum products);

*	Shanxi branch (mainly engaged in producing alumina products);

*	Guangxi branch (mainly engaged in producing alumina/primary aluminum products);

*	Zhongzhou branch (mainly engaged in producing alumina products);

*	Qinghai branch (mainly engaged in producing primary aluminum products);

*	Lanzhou branch (mainly engaged in producing primary aluminum products);

*	Liancheng branch (mainly engaged in producing primary aluminum products);

*	Chongqing branch (mainly engaged in producing alumina products);

*	Northwest Aluminum Fabrication Plant (mainly engaged in producing aluminum fabricated products);

*	Zhengzhou Research Institute (mainly providing research and development services).

Subsidiaries:

*	Shanxi Huaze Aluminum & Power Company Limited ("Shanxi Huaze") (mainly engaged in producing primary aluminum products);

*	Shanxi Huasheng Aluminum Company Limited ("Shanxi Huasheng") (mainly engaged in producing primary aluminum products);

*	Fushun Aluminum Company Limited ("Fushun Aluminum") (mainly engaged in producing primary aluminum products);

*	Zunyi Aluminum Company Limited ("Zunyi Aluminum") (mainly engaged in producing primary aluminum products);

*	Shandong Huayu Aluminum and Power Company Limited ("Shandong Huayu") (mainly engaged in producing primary aluminum products);

*	Gansu Hualu Aluminum Company Limited ("Gansu Hualu") (mainly engaged in producing primary aluminum products);

*	Baotou Aluminum Company Limited ("Baotou Aluminum") (mainly engaged in producing primary aluminum products);

*	Jiaozuo Wanfang Aluminum Company Limited ("Jiaozuo Wanfang") (mainly engaged in producing primary aluminum products);

*	Chalco Qingdao Light Metal Company Limited (mainly engaged in producing recycled aluminum products);

*	Chalco Southwest Aluminum Cold Rolling Company Limited ("Chalco Southwest Aluminum Cold Rolling") (mainly engaged in producing aluminum fabricated products);

*	Chalco Ruimin Company Limited ("Chalco Ruimin") (mainly engaged in producing aluminum fabricated products);

*	Chalco Henan Aluminum Company Limited ("Henan Aluminum") (mainly engaged in producing aluminum fabricated products);

*	Huaxi Aluminum Company Limited ("Huaxi Aluminum") (mainly engaged in producing aluminum fabricated products);

*	Chalco Southwest Aluminum Company Limited ("Chalco Southwest Aluminum") (mainly engaged in producing aluminum fabricated products);

*	Chalco Mining Company Limited ("Chalco Mining") (mainly engaged in mining bauxite);

*	Chalco Zhongzhou Mining Company Limited ("Zhongzhou Mining") (mainly engaged in mining bauxite);

*	China Aluminum International Trading Company Limited ("CIT") (mainly engaged in the trading of non-ferrous metal products);

*	Chalco Hong Kong Limited ("Chalco Hong Kong") (mainly engaged in developing overseas projects);

*	Chalco Zunyi Alumina Company Limited ("Zunyi Alumina") (mainly engaged in producing alumina products);

*	Chalco Nanhai Alloy Company Limited ("Nanhai Alloy") (mainly engaged in producing aluminum fabricated products);

*	Shanxi Huatai Carbon Company Limited ("Shanxi Carbon") (mainly engaged in producing carbon products);

*	Shanxi Longmen Aluminum Company Limited ("Longmen Aluminum") (mainly engaged in producing primary aluminum products);

*	China Aluminum Tai Yue Mining Company Limited ("Tai Yue Mining") (mainly engaged in mining bauxite).

Jointly controlled entity:

*	Guangxi Huayin Aluminum Company Limited ("Guangxi Huayin") (mainly engaged in producing alumina products) in which the Company has a 33% equity interest.

Corporate Information

1.	Registered name	()
	Abbreviation of Chinese name	()
	Name in English	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English name	CHALCO

2.	First registration date	September 10, 2001
	Registered address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal code: 100082)
	Place of business	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal Code: 100082)
	Principal place of business	Unit 3103, 31/F, Office Tower, Convention Plaza,
	in Hong Kong	1 Harbour Road, Wanchai, Hong Kong
	Internet website	http://www.chalco.com.cn
	Corporate e-mail	IR_FAQ@chalco.com.cn

3.	Legal representative	Xiong Weiping
	Company (Board) Secretary	Liu Qiang
	Telephone	+86(10) 8229 8103
	Fax	+86(10) 8229 8158
	E-mail	IR_FAQ@chalco.com.cn
	Address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal Code: 100082)
	Representative for the Company's	Shen Hui
securities related affairs
	Telephone	+86(10) 8229 8560
	Fax	+86(10) 8229 8158
	E-mail	IR_FAQ@chalco.com.cn
	Address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal Code: 100082)
	Department for corporate	Secretarial Office to the Board
information and inquiry
	Telephone for corporate	+86(10) 8229 8560/8157/8456/8468
information and inquiry

4.	Share registrar and transfer office
	H shares:	Hong Kong Registrars Limited
17M Floor, Hopewell Centre,
183 Queen's Road East,
Wanchai, Hong Kong
	A shares:	China Securities Depository and
Clearing Corporation Limited, Shanghai Branch
3/F, China Insurance Building,
No. 166, Lujiazui Road (East),
Shanghai, the PRC
	American Depositary Receipt:	The Bank of New York Corporate Trust Office
101 Barclay Street,
New York 10286, USA

5.	Places of listing	The Stock Exchange of Hong Kong Limited
Shanghai Stock Exchange
New York Stock Exchange, Inc
	Stock name	CHALCO
	Stock codes	2600 (HK)
601600 (China)
ACH (US)

6.	Principal bankers	China Construction Bank
Industrial and Commercial Bank of China

7.	Registration number of license of	100000000035734
enterprise legal person
	Tax registration number	110108710928831
	Institutional organization number	71092883-1

8.	Independent auditors	PricewaterhouseCoopers
Certified Public Accountants
22/F, Prince's Building, Central,
Hong Kong

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
11/F, PricewaterhouseCoopers Center
2 Corporate Avenue,
202 Hu Bin Road,
Shanghai, the PRC
(Postal code: 200021)

9.	Legal advisers	as to Hong Kong law and United States law:
Baker & McKenzie
23/F One Pacific Place
88 Queensway
Hong Kong

as to PRC law:
Jincheng Tongda & Neal Law Firm ()
10/F, China World Trade Tower 3
No. 1 Jianguomennei Avenue, Chaoyang District,
Beijing, the PRC

10.	Corporate information database	Secretarial Office to the Board

Financial Summary

1.	Financial summary prepared in accordance with International Financial Reporting Standards

For the year ended December 31, 2010, revenue of the Group amounted to RMB120.99 billion, representing a year-on-year increase of 72.19%; profit for the year attributable to the Company's equity holders was RMB0.78 billion while earnings per share for the year attributable to the Company's equity holders was RMB0.06.

For the years ended December 31,

	2010	2009	2008	2007	2006
				(Note)	(Note)
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Revenue	120,994,847	70,268,005	76,728,147	85,198,835	64,826,615
Cost of sales	(113,349,941)	(69,079,446)	(70,960,668)	(64,936,133)	(43,930,699)

Gross profit	7,644,906	1,188,559	5,767,479	20,262,702	20,895,916
Selling and distribution expenses	(1,573,301)	(1,264,920)	(1,562,841)	(1,355,534)	(1,027,875)
General and administrative expenses	(2,623,740)	(2,956,506)	(2,507,011)	(3,029,114)	(2,449,268)
Research and development expenses	(164,235)	(177,756)	(177,507)	(229,803)	(116,389)
Impairment charge/write-off on
property, plant and equipment	(701,781)	(623,791)	(1,334)	(13,249)	(16,924)
Other revenue	328,853	151,142	100,781	47,067	59,832
Other gains, net	491,024	403,836	212,840	111,846	322,429

Operating profit/(loss)	3,401,726	(3,279,436)	1,832,407	15,793,915	17,667,721
Finance costs, net	(2,495,184)	(2,137,825)	(1,709,667)	(1,040,171)	(637,236)

Operating profit/(loss) after finance costs	906,542	(5,417,261)	122,740	14,753,744	17,030,485
Share of profit/(loss) of jointly controlled entities	233,784	(50,392)	1,672	(3,381)	(11,419)
Share of profit of associates	240,028	77,056	10,045	241,945	105,177

Profit/(loss) before income tax	1,380,354	(5,390,597)	134,457	14,992,308	17,124,243
Income tax (expense)/benefit	(411,216)	711,003	34,172	(2,869,210)	(4,410,674)

Profit/(loss) for the year	969,138	(4,679,594)	168,629	12,123,098	12,713,569

Attributable to:
Equity holders of the Company	778,008	(4,642,894)	19,485	10,753,042	11,841,681
Non-controlling interests	191,130	(36,700)	149,144	1,370,056	871,888

Profit/(loss) for the year	969,138	(4,679,594)	168,629	12,123,098	12,713,569

Dividends	154,179	-	703,273	4,131,749	2,190,177

Summary of the Group's consolidated total assets and total liabilities is set out below:

As of December 31,

	2010	2009	2008	2007	2006
				(Note)	(Note)
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Total assets	141,332,039	133,975,189	135,612,152	105,848,068	81,941,754
Total liabilities	84,135,184	78,394,032	75,430,722	41,354,861	32,675,192

Net assets	57,186,855	55,581,157	60,181,430	64,493,207	49,266,562

Note:	Financial information as of and for the years ended December 31, 2007 and 2006 has not been restated for the Company's business combinations under common control which occurred during 2008 and 2009.

2.	Financial summary prepared in accordance with the PRC Accounting Standards for Business Enterprises (2006)

For the year ended
Items	December 31, 2010
RMB'000

Operating profit	945,183
Profit for the year	969,138
Profit for the year attributable to the equity holders of the Company	778,008
Profit for the year attributable to the equity holders of the Company
after excluding non-recurring items	112,234
Net cash generated from for operating activities	7,103,859

For the year ended
Non-recurring items	December 31, 2010
RMB'000

Losses from disposal of non-current assets	184,022
Government grants	328,853
Realized and unrealized gain of future and
option contracts, net and gain on disposal of
available-for-sale financial assets	306,609
Reversal of impairment of receivables	4,472
Other non-operating expenses, net	76,993

Note:	Non-recurring items above as defined under the PRC Accounting Standards for Business Enterprises (2006) do not include impairment/write-off of property, plant and equipment.

Principal accounting information and financial indicators at the end of last two reporting periods of the Group

			Increase/(Decrease)
			as compared with
	2010	2009	the previous year
	RMB'000	RMB'000	(%)

Revenue	120,994,847	70,268,005	72.19
Profit/(loss) before income tax	1,380,354	(5,390,597)	N/A
Profit/(loss) for the year attributable to	778,008	(4,618,713)	N/A
equity holders of the Company
Profit/(loss) for the year attributable to	112,234	(5,014,758)	N/A
equity holders of the Company after
excluding non-recurring items
Basic earnings/(losses) per share (RMB)	0.06	(0.34)	N/A
Diluted earnings/(losses) per share (RMB)	0.06	(0.34)	N/A
Basic earnings/(losses) per share after	0.01	(0.37)	N/A
excluding non-recurring items (RMB)
Weighted average rate of return	1.53	(8.76)	Increased by 10.29
on net assets (%)			percentage points
Weighted average rate of return on	0.22	(9.51)	Increased by 9.73
net assets after excluding			percentage points
non-recurring items (%)
Net cash generated from/(used in)	7,103,859	(705,954)	N/A
operating activities
Net cash generated from/(used in)	0.53	(0.05)	N/A
operating activities per share (RMB)
Total assets	141,322,039	133,975,189	5.48
Equity attributable to equity holders	51,608,147	50,428,093	2.34
of the Company
Net assets attributable to equity holders	3.82	3.73	2.41
of the Company per share (RMB)

3.	Comparison between the financial information prepared in accordance with International Financial Reporting Standards and PRC Accounting Standards for Business Enterprises (2006)

Profit attributable to equity holders of the Company	Equity attributable to equity holders of the Company
For the years ended December 31,	As of December 31,

	2010	2009	2010	2009
	RMB'000	RMB'000	RMB'000	RMB'000

Prepared in accordance with
Accounting Standards for
Business Enterprises (2006)	778,008	(4,618,713)	51,608,147	50,428,093

Prepared in accordance with
International Financial Reporting
Standards	778,008	(4,642,894)	51,580,792	50,400,738

Directors, Supervisors, Senior Management and Staff

1.	Directors, Supervisors and Senior Management during the Reporting Period

						Whether
						receiving
					Total	emolument or
					emolument	allowance from
					paid/payable	equity holders
				Date of	by the	of the Company
				appointment/	Company for	or other
Name	Position	Sex	Age	re-appointment	2010	related entity
				(Y.M.D)	RMB'000

Xiong Weiping	Chairman and CEO	M	54	2010.6.22	1,005.1	No
Luo Jianchuan	Executive Director and President	M	47	2010.6.22	869.8	No
Chen Jihua (1)	Executive Director, Vice President	M	43	2010.6.22	605.3	No
	and Chief Financial Officer
Liu Xiangmin	Executive Director and Vice President	M	48	2010.6.22	660.6	No
Shi Chungui	Non-executive Director	M	70	2010.6.22	150	No
Lv Youqing	Non-executive Director	M	47	2010.6.22	0	Yes
Kang Yi (2)	Independent Non-executive Director	M	70	2007.5.18	99.03	No
Zhang Zhuoyuan	Independent Non-executive Director	M	77	2010.6.22	207.18	No
Wang Mengkui	Independent Non-executive Director	M	72	2010.6.22	207.18	No
Zhu Demiao	Independent Non-executive Director	M	46	2010.6.22	207.18	No
Ao Hong	Chairman of Supervisory Committee	M	49	2010.6.22	0	Yes
Yuan Li	Supervisor	M	52	2010.6.22	0	Yes
Zhang Zhankui	Supervisor	M	52	2010.6.22	0	Yes
Ding Haiyan	Vice President	M	52	2010.6.22	660.6	No
Jiang Yinggang	Vice President	M	47	2010.6.22	655.6	No
Liu Qiang	Secretary to the Board	F	47	2010.6.22	594.3	No

The Directors of the fourth session of the Board of the Company were elected at the 2009 annual general meeting of the Company convened on June 22, 2010, comprising four Executive Directors: namely Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin respectively; two Non-executive Directors: namely Mr. Shi Chungui and Mr. Lv Youqing respectively; three Independent Non-executive Directors: namely Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao respectively.

Note (1)

Due to personal reason, Mr. Chen Jihua had resigned on October 28, 2010 from his positions as Executive Director, Vice President and Chief Financial Officer of the Company with immediate effect. At the board meeting held on February 23, 2011, the Board resolved to appoint Mr. Liu Caiming as Senior Vice President, Chief Financial Officer and a member of Executive Committee of the Company and resolved to nominate Mr. Liu Caiming as a candidate for executive Director of the 4th session of the Board of the Company subject to approval at the 2010 annual general meeting of the Company.

Note (2)

Since Mr. Kang Yi, the former independent non-executive Director of the Company, had served as the independent non-executive Director for six consecutive years, he ceased to be the independent non-executive Director in accordance with the requirement of the applicable law and had retired from office after the 2009 annual general meeting convened on June 22, 2010.

Profiles of Directors, Supervisors and Senior Management:

Executive Directors

Mr. Xiong Weiping, 54, is Chairman, an executive Director and Chief Executive Officer ("CEO") of the Company and concurrently General Manager of Aluminum Corporation of China ("Chinalco"). Mr. Xiong has been serving the Company since 2001 (he left the Company in 2006 and was re-appointed in 2009). Mr. Xiong graduated from Central South University of Industry majoring in mining materials engineering. He obtained a Ph.D. degree in engineering and completed post-doctoral research in economics in Guanghua School of Management of Peking University. He has academic achievements and fruitful practical experiences in economics, corporate management and metal mining. Mr. Xiong is also a professor and a Ph.D. tutor of Guanghua School of Management, Peking University. He is an expert receiving special subsidies from the State Council and was recognized by the former Ministry of Personnel as a "Middle Age and Youth Expert with Outstanding Contribution to the Nation". He was formerly the Deputy Secretary of Hunan Provincial Communist Youth League, a standing committee member of All China Youth Federation and the president of Hunan Youth Union Committee, the Standing Vice-Chancellor and Dean of the Faculty of Management, Professor, Ph.D. tutor of Central South University of Industry. Mr. Xiong had also served as Vice President of China Copper, Lead & Zinc Group Corporation, Vice President of Chinalco, Executive Director, Senior Vice President and President of Chalco and Vice Chairman and General Manager of China Travel Service (Holdings) Hong Kong Limited.

Mr. Luo Jianchuan, 47, is an executive Director and President of the Company, Chairman of the Development and Planning Committee of the Board as well as Vice Chairman of the Executive Committee of the Company. He has been serving the Company since 2001. Mr. Luo graduated from Kunming University of Science and Technology in 1985 majoring in mining, holds a doctorate degree from Central South University and is a professor-grade senior engineer. He has long engaged in corporate management of non-ferrous metals and thus has extensive professional experience and strong management skills in those fields. Mr. Luo formerly served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, Manager of Haikou Nanxin Industry & Commerce Corporation, Assistant to the General Manager of Jinpeng Mining Development Corporation, Deputy General Manager and General Manager of Beijing Xinquan Tech-trading Corporation, Assistant to the General Manager of China Non-Ferrous Metals Industry Trading Group Corporation, Deputy Chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, General Manager of China Aluminum International Trading Corporation Limited, and formerly served as General Manager of the Operations and Sales Division, Vice President and Senior Vice President of the Company.

Mr. Chen Jihua (resigned), 43, served as an executive Director, Vice President and Chief Financial Officer of the Company until his resignation on October 28, 2010. Mr. Chen had served the Company since 2001. He holds a Master's degree from Central University of Finance and Economics. He has long engaged in corporate and financial management and thus has extensive and professional experience. He formerly served as Executive Manager of the International Finance Department of China Chengxin Securities Appraisal Company Limited, Financial Controller of Red Bull Vitamin Beverages Company Limited, the Regional (China) Financial Controller of Saudi Arabia ALJ (China) Limited, Financial Controller of Jitong Network Communications Company Limited, and formerly served as Assistant to the President of Chinalco and General Manager of the Company's Finance Department. Due to personal reason, Mr. Chen Jihua resigned on October 28, 2010 from his positions as Executive Director, Vice President and Chief Financial Officer of the Company.

Mr. Liu Xiangmin, 48, is an executive Director and Vice President of the Company and has been serving the Company since 2001. Mr. Liu graduated from Central South University of Industry in 1982, majoring in non-ferrous metallurgy; he has a doctorate degree from Central South University and is a professor-grade senior engineer. He has long engaged in non-ferrous metal metallurgy and corporate management and has accumulated extensive and professional experience. Mr. Liu had previously served as Deputy Head and Head of the Alumina branch of Zhongzhou Aluminum Plant, Deputy Head of Zhongzhou Aluminum Plant, and General Manager of Zhongzhou Branch of the Company.

NON-EXECUTIVE DIRECTORS

Mr. Shi Chungui, 70, is a non-executive Director of the Company. He has been serving the Company since 2005. He graduated from the Finance Faculty of Dongbei University of Finance and Economics in 1964. Mr. Shi is a senior economist with extensive experience in finance, government and corporate management. Mr. Shi was formerly Vice Director of Commerce Bureau of Qinhuangdao City, Hebei Province; Vice Mayor and Standing Vice Mayor of Qinhuangdao City, Hebei Province; President of Hebei Branch of China Construction Bank, President of Beijing Branch of China Construction Bank and Vice President of the Head Office of China Construction Bank; Vice President of China Cinda Asset Management Corporation; Vice Chairman of Tianjin Pipe Co., Ltd. () and Vice Chairman of China Investment Society. Mr. Shi is currently an independent director of Intime Department Store (Group) Company Limited and China National Materials Company Limited.

Mr. Lv Youqing, 47, is a non-executive Director of the Company and also serves as Deputy General Manager of Chinalco. He has held positions in the Company since June 2010. In 1989, he graduated as a postgraduate from the Political Studies Institute, Social Science Faculty of Sichuan Province (). He obtained a Ph.D. degree from the School of Economics, Sichuan University and is a professor-grade senior engineer. Mr. Lv has accumulated rich experiences in management from his long-term research of national policies and engagement in enterprise management. He has previously served as Deputy Mayor of Nanchong's Municipal Government, Sichuan Province, Standing Committee member of Luzhou's Municipal Committee, Sichuan Province, the PRC, Deputy Mayor of Luzhou's Municipal Government, Sichuan Province, the PRC, Deputy Secretary to the Luzhou's Municipal Committee, Sichuan Province, the PRC and Member of Party Group and Deputy General Manager of Chinalco.

Independent Non-executive Directors

Mr. Kang Yi (retired), 70, served as an Independent non-executive Director and Chairman of the Remuneration Committee of the Board until June 22, 2010. Mr. Kang has been serving the Company since 2004. He is also currently Chairman of the China Nonferrous Metals Industry Association. Mr. Kang graduated from Central-South Institute of Mining and Metallurgy in 1965 majoring in the metallurgy of non-ferrous metals and is a professor-grade senior engineer. He has extensive experience and has long engaged in corporate management and public services. He formerly served as the factory manager of Qingtongxia Aluminum Plant; Head of the Economic Committee of Ningxia Hui Autonomous Region; Deputy General Manager of China Nonferrous Metals Industry Corporation and Deputy Head of the State Non-ferrous Metals Industry Bureau. Currently, Mr. Kang is a member of the National Committee of the Chinese People's Political Consultative Conference ("CPPCC") and the China Association for Science and Technology, Chairman of Nonferrous Metals Society of China and concurrently, an independent non-executive director of Jinduicheng Molybdenum Co., Ltd. and Baoji Titanium Industry Co., Ltd.. Mr. Kang Yi did not offer himself for re-appointment upon expiry of his term of appointment on June 22, 2010 and retired from his position as Independent non-executive Director and a member of the Remuneration Committee of the Board of the Company.

Mr. Zhang Zhuoyuan, 77, is an independent non-executive Director of the Company since 2007. Mr. Zhang graduated from the Faculty of Economics of Zhongnan University of Economics and has achieved extensive professional accomplishments in the studies in political economy, price theory and marketing. Mr. Zhang formerly served as the director and researcher of the Institute of Finance, Trade and Economics of The Chinese Academy of Social Sciences, Chief Editor of "Finance & Trade Economics" and a Ph.D tutor; the director, researcher and Ph.D tutor of the Institute of Industrial Economics of The Chinese Academy of Social Sciences; the director, researcher and Ph.D tutor of the Institute of Economics of The Chinese Academy of Social Sciences, as well as Chief Editor of Economics Research Journal. Mr. Zhang is currently a committee member of the academic section of The Chinese Academy of Social Sciences, a researcher of Institute of Economics of The Chinese Academy of Social Sciences, a member of the Ninth and Tenth Sessions of CPPCC; a consultant of each of China Price Association and the Chinese Society for Urban Studies; a director of the Chinese Society for Cost Studies and the honorary director of Sun Ye Fang Foundation of Economics and Science.

Mr. Wang Mengkui, 72, is an independent non-executive Director of the Company since 2008. Mr. Wang graduated from the School of Economics, Peking University, and is an economist engaged in long-term analysis of economic theory and policy. He has published many articles on economics as well as on other aspects. Mr. Wang had served as Vice Head and researcher of the economic team of the Research Office of the Secretariat of the CPC Central Committee; a commission member of the State Development and Planning Commission; Executive Vice Director of the Economic Research Centre of the State Development and Planning Commission; Vice Director and Director of the Research Office of the State Council; the director of the Development Research Center of the State Council; a member of the Tenth Standing Committee of National People's Congress and Vice Director of the Financial and Economic Affairs Committee of National People's Congress. He is also a professor and Ph. D tutor of Peking University. He currently serves as Chairman of the Society for China Development Research Fund and a member of the National Social Security Fund Committee of the PRC.

Mr. Zhu Demiao, 46, is an independent non-executive Director of the Company and the chairman of the Audit Committee of the Board. He has been serving the Company since 2008. Mr. Zhu is currently a senior consultant of Oaktree Capital (Hong Kong) Ltd. Mr. Zhu graduated from the University of Chicago GSB with a MBA degree, and obtained a Master's degree in Economics from the Research Institute for Fiscal Science, Ministry of Finance, PRC and obtained a Bachelor's degree in Economics from Hebei Geological Institute. Mr. Zhu is one of the early Certified Public Accountants in the PRC. He has extensive professional experience in finance, audit and capital management. Mr. Zhu previously worked in the Ministry of Finance of the PRC and in the investment analysis department of FMC. He had also served as Head of China Business of the Equity Capital Market Department and Investment Bank Department of Credit Suisse First Boston; Managing Director, a member of the Executive Committee of Asia-pacific region and Chairman of the Operation Committee of the Greater China Region of JP Morgan Chase & Co. Mr. Zhu joined Oaktree Capital (Hong Kong) Ltd. in November 2005 serving as Managing Director and has been its senior consultant since August 2010. Mr. Zhu is currently Independent Director of WSP Holdings Limited.

SUPERVISORS

Mr. Ao Hong, 49, currently Vice President of Chinalco, has been serving as a Supervisor of the Company since 2006. Mr. Ao graduated from Kunming University of Science and Technology majoring in metallurgy and he also holds a Master's degree from Central South University and is a professor-grade senior engineer with extensive experience in non-ferrous metals research, corporate management, corporate governance and internal control. Mr. Ao had formerly served as an engineer, senior engineer, Head of General Office and Vice Chairman of General Research Institute for Non-ferrous Metals of Beijing; Chairman of GRINM Semiconductor Materials Co., Ltd., Guorui Electronic Materials Co., Ltd., Beijing Guojing Infrared Optical Technology Co., Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong, respectively.

Mr. Yuan Li, 52, is an employee-elected Supervisor of the Company and General Manager of the Corporate Culture Department of the Company. He has been serving the Company since 2001 and is an engineer with extensive administrative and managerial experience. He had formerly served as Manager of the General Management Office and Deputy Head of the Department of Research and Investigation of China Non-ferrous Metals Industry Corporation; Head of the Department of Research and Investigation as well as Head of the Secretariat and an assistant inspector of the State Bureau of Nonferrous Metals Industry; and Deputy Head of the Department of Political and Labor Affairs and Head of the Political Party Department of Chinalco.

Mr. Zhang Zhankui, 52, is Head of the Finance Department of Chinalco and has been serving the Company since 2001. Mr. Zhang is a postgraduate in economic management and a senior accountant. He has extensive experience in corporate financial accounting, fund management and auditing. Mr. Zhang had formerly served as head of the Finance Division and then Head of the Audit Division of China General Design Institute for Non-ferrous Metals; Deputy General Manager of Beijing Enfei Tech-industry Group; Head of the Accounting Division of the Finance Department and Deputy Head of the Finance Department of China Copper Lead & Zinc Group Corporation; Officer-in-Charge of the Company's assets and finance in the Listing Office of the Company; Head of the Capital Division of the Finance Department of Company and Manager of the General Division of the Finance Department of the Company as well as Deputy Head of the Finance Department of Chinalco.

OTHER SENIOR MANAGEMENT PERSONNEL

Mr. Liu Caiming, aged 48, was appointed as Senior Vice President and Chief Financial Officer of the Company on February 23, 2011. Graduated from the School of Economics at Fudan University, Mr. Liu is a doctoral candidate, senior accountant and certified public accountant in the PRC. He joined Chinalco in January 2007. Having been engaged in financial management at large state-owned enterprises for a long time, Mr. Liu has extensive experience in finance and business management. He had served as Deputy Head and head of the Finance Department of China Non-ferrous Metals Foreign-Engineering Corporation (), Deputy General Manager of China Non-ferrous Metals Construction Group Limited (), Deputy General Manager of China Non-ferrous Construction Group Limited (), Director and Deputy General Manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd., Deputy General Manager of China Non-ferrous Metals Mining and Construction (Group) Co., Ltd., Deputy General Manager of Chinalco, Chairman of Yunnan Copper Industry (Group) Co., Ltd., Chairman of Chinalco Shanghai Copper Co., Ltd., Executive Director of Chinalco Kunming Copper Co., Ltd., as well as Director and President of China Copper Co., Ltd. (). Mr. Liu also has acted as titular Deputy Head of Department of Finance of Yunnan Province, director of State-owned Assets Supervision and Administration Commission of Yunnan Province and assistant to the governor of Yunnan Province.

Mr. Ding Haiyan, 52, Vice President of the Company, has been serving the Company since 2001. Graduated from Beijing Economics University in 1982 majoring in labor economics, Mr. Ding holds a Master's degree in Economics and is a senior economist with extensive experience in labor, wages, insurance, enterprise mergers and acquisitions and capital operation. He once served as Head of Labor Wage Division of the Human Resources Department of China Nonferrous Metals Industry Corporation; Deputy Director of the Bureau of Labor and Insurance; Deputy Director-General of the Enterprise Reform Department of the State Bureau of Non-ferrous Metals Industry as well as Head of the Department of Assets Operation of Chinalco, Deputy Head of the Company's Listing Office; and Assistant to the General Manager of Chinalco and Executive Director and the Secretary to the Board of the Company.

Mr. Jiang Yinggang, 47, Vice President, has been serving the Company since 2001. Graduated in 1983 from Central South University of Industry majoring in the metallurgy of non-ferrous metals, Mr. Jiang holds a Master's degree in Metallurgy Engineering of non-ferrous metals and is a professor-grade senior engineer. He has long engaged in production operation and corporate management of production enterprises and has extensive professional experience. He formerly served as Deputy Head and then Head of Corporate Management Department of Qinghai Aluminum Plant; Head of Qinghai Aluminum Smelter; Deputy General Manager and General Manager of Qinghai Aluminum Company Limited, and General Manager of Qinghai branch of the Company. He has been Vice President of the Company since 2007.

Ms. Liu Qiang, 47, is Secretary to the Board and has been serving the Company since 2001. In 1989, Ms. Liu graduated from Beijing International Studies University majoring in English literature and obtained a Master's degree in Literature (minor in translation). Ms. Liu studied finance, financial management and business administration at the University of International Business and Economics in Beijing and received trainings in finance and financial management in Hong Kong while serving in the finance department of Hong Kong Oriental Xinyuan (Holdings) Company Limited. Ms. Liu formerly served as Manager of the Finance Department of the Australian branch of China National Non-Ferrous Metals Import and Export Corporation and has extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market. She formerly served as Manager of the Aluminum Department of China National Non-Ferrous Metals Import and Export Corporation; a senior market analyst for the Aluminum Industry in China National Non-Ferrous Metals Trading Group and China National Metals and Minerals Import and Export Corporation as well as Deputy Manager of the Import and Export Division of China Aluminum International Trading Corporation Limited.

2.	Positions Held in Shareholders of the Company by Directors, Supervisors and Senior Management during the Year

Whether
Receiving
	Name of		Date of	Remuneration
Name	Shareholder	Position(s)	Appointment	or Allowance

Xiong Weiping	Chinalco	President	February 2009	No

Lv Youqing	Chinalco	Deputy General	December 2003	Yes
Manager

Ao Hong	Chinalco	Vice President	October 2005	Yes

Zhang Zhankui	Chinalco	Head of Finance	March 2006	Yes
Department

Positions in Other Entities

Whether
Receiving
	Name of		Date of	Remuneration
Name	other entities	Position(s)	Appointment	or Allowance

Shi Chungui	Intime Department Store	Independent Director	April 2008	Yes
(Group) Company Ltd

	China National Materials	Independent Director	January 2010	Yes
Company Limited

Zhu Demiao	Oaktree Capital	Senior Consultant	August 2010	Yes
(Hong Kong) Ltd

	WSP Holdings Ltd	Independent Director	January 2007	Yes

3.	Decision Making Process and Basis of Determination of Remuneration of Directors, Supervisors and Senior Management

Based on the prevailing market standards and the remuneration strategy of the Company, a designated department of the Company would formulate proposals for the remuneration of the Company's Directors, Supervisors and senior management and submitted the same to the Remuneration Committee of the Company. Remuneration of the senior management will then be submitted to the Board for determination whereas those of the Directors and the Supervisors will then be submitted to the Board for consideration and to the shareholders' general meeting for determination.

The Company determined its remunerations for Directors, Supervisors and senior management based on its development strategy, corporate culture and remuneration strategy, taking into account the remuneration standards of corresponding positions in comparable enterprises (in terms of scale, industry and nature etc.), as well as the opinion and advice of external professional consultancy organizations. The remuneration will be linked to the Company's operating results and individual performance.

In 2010, the total remuneration of the Directors, Supervisors and Senior Management of the Company amounted to RMB5.92 million (including the travelling expenses of the independent Directors), other than the discretionary bonus of RMB1.38 million which were not distributed during the year, all remuneration had been paid during the year.

4.	Changes in Directors, Supervisors and Senior Management during the Year

Name	Position(s)	Reason for change

Chen Jihua	Executive Director, Vice President	Resigned on October 28, 2010,
	and Chief Financial Officer	with immediate effect

Kang Yi	Independent Non-executive Director	Office expired, retired on June 22,
2010, with immediate effect

5.	Employees of the Company

As of December 31, 2010, the Company had 108,256 employees. The structure of employees is as follows:

By function

Category	Number of Persons

Management	17,676
Sales	735
Production	88,480
Others	1,365

Total	108,256

By Education Background

Category	Number of Persons

Post-graduates	776
University graduates	11,075
Technical institute graduates	26,919
Secondary/technical school graduates or below	69,486

Total	108,256

Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders

1.	Share Capital Structure

Chinalco is the largest shareholder of the Group, which directly holds 38.56% equity interest and together with its subsidiaries holds an aggregate of 41.82% equity interest in the Company. As of December 31, 2010, the Directors of the Company regarded Chinalco as the Company's ultimate holding company.

Shareholding Structure of Chalco

As of December 31, 2010, the share capital structure of the Company was as follows:

As of December 31, 2010

		Percentage to
	Number of	total issued
	shares	share capital
	(in million)	(%)

Holders of A shares subject to
trading moratorium (Note 1)

Chinaclo	5,214.41	38.56
Baotou Aluminum (Group) Co., Ltd. (Note 2)	351.22	2.60
Lanzhou Aluminum Factory (Note 2)	79.47	0.58
Guiyang Aluminum Magnesium Design &
Research Institute (Note 2)	4.12	0.03

Holders of A shares not subject to trading moratorium	3,931.30	29.07

Holders of H shares	3,943.97	29.16

Total	13,524.49	100

Note 1:	All A shares of the Company subject to trading moratorium have become tradable since January 4, 2011.

Note 2:

These are subsidiaries of Chinalco. In addition, Shanxi Aluminum Plant, a subsidiary of Chinalco, holds 7.14 million tradable A shares not subject to trading moratorium, representing approximately 0.05% of the issued share capital.

According to the publicly available information and to the best knowledge of the Company's Directors, as of February 28, 2011, being the latest practicable date prior to the issue of this report, the public float of the Company is in compliance with the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

2.	Changes in Shareholding and Shareholders

There was no change in the share capital structure of the Company during the year ended December 31, 2010.

Particulars of Shareholding

Before the change	After the change

Issue of
Share	Percentage	new shares	Share	Percentage
(Number)	(%)		(Number)	(%)

I.	Shares subject to trading
moratorium (Note)
1.	State-owned shares	5,214,407,195	38.56	N/A	5,214,407,195	38.56
2.	State-owned legal
	person shares	434,809,850	3.21	N/A	434,809,850	3.21

Total shares subject to
trading moratorium	5,649,217,045	41.77	N/A	5,649,217,045	41.77

II.	Shares not subject to
trading moratorium
1.	Renminbi ordinary shares	3,931,304,879	29.07	N/A	3,931,304,879	29.07
2.	Overseas listed foreign
	invested shares	3,943,965,968	29.16	N/A	3,943,965,968	29.16

Total shares not subject to
trading moratorium	7,875,270,847	58.23	N/A	7,875,270,847	58.23

III.	Total shares	13,524,487,892	100	N/A	13,524,487,892	100

Note: All A Shares of the Company subject to trading moratorium have become tradable since January 4, 2011.

Approval of Changes in Shareholding

Nil

Transfer of Changes in Shareholding

Nil

3.	Share Issuance and Listing

(1)	Status of share issuance in the past three years

Nil

(2)	Changes in total number of issued shares and the shareholding structure of the Company

As of December 31, 2010, the total number of issued shares of the Company amounted to 13,524,487,892 shares, which was not increased or decreased nor was there any change in the shareholding structure during the year ended December 31, 2010.

4.	Substantial Shareholders with Shareholding of 5% or more

Substantial Shareholders

So far as the Directors are aware, as of December 31, 2010, the following persons (other than the Directors, Supervisors and Chief Executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO"), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange.

					Percentage in
					the relevant	Percentage
Name of substantial	Class of	Number of			class of issued	in total issued
shareholder	shares	shares held		Capacity	share capital	share capital

Chinalco	A Shares	5,656,357,299	(L)	Beneficial owner and interests	59.04% (L)	41.82% (L)
		(Note 1)		of controlled corporation
China Cinda Asset	A Shares	800,759,074	(L)	Beneficial owner	8.36% (L)	5.92% (L)
Management
Corporation Limited
China Construction Bank	A Shares	709,373,136	(L)	Beneficial owner	7.40% (L)	5.25% (L)
Corporation Limited
Templeton Asset	H Shares	828,518,475	(L)	Investment manager	21.01% (L)	6.13% (L)
Management Ltd.
Blackrock, Inc.	H Shares	306,643,347	(L)	Interests of controlled	7.78% (L)	2.27% (L)
		23,023,512	(S)	corporations	0.58% (S)	0.17% (S)
		(Note 2)
Morgan Stanley	H Shares	217,898,674	(L)	Interests of controlled	5.52% (L)	1.61% (L)
		201,916,981	(S)	corporations	5.12% (S)	1.49% (S)
		(Note 3)
JPMorgan Chase & Co.	H Shares	204,269,215	(L)	Beneficial owner, investment	5.18% (L)	1.51% (L)
		21,324,692	(S)	manager and custodian	0.54% (S)	0.16% (S)
		73,253,600	(P)	- corporation/approved	1.86% (P)	0.54% (P)
		(Note 4)		lending agent

(L)	The letter "L" denotes a long position.
(S)	The letter "S" denotes a short position.
(P)	The letter "P" denotes interests in a lending pool.

Notes:

1.

These interests included a direct interest of 5,214,407,195 A shares held by Chinalco, and an aggregate interests in 441,950,104 A shares held by various controlled subsidiary corporations of Chinalco, comprising 351,217,795 A shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A shares held by Lanzhou Aluminum Factory, 4,119,573 A shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,254 A shares held by Shanxi Aluminum Plant.

2.	These interests were held directly by various corporations controlled by Blackrock, Inc.. Among the aggregate interests in the long position in H shares, 450 H shares were held as derivatives.

3.	These interests were held directly by various corporations controlled by Morgan Stanley.

Among the aggregate interests in the long position in H shares, 139,829,143 H shares were held by Morgan Stanley & Co, Inc., 73,971,831 H shares were held by Morgan Stanley & Co. International plc., 1,539,625 H shares were held by Morgan Stanley Smith Barney LLC, 1,422,075 H shares were held by Morgan Stanley Capital Services Inc., 1,000,000 H shares were held by MSDW Equity Finance Services I (Cayman) Limited and 136,000 H shares were held by Morgan Stanley Capital (Luxembourg) S.A..

Among the aggregate interests in the short position in H shares, 136,150,943 H shares were held by Morgan Stanley & Co, Inc., 59,949,588 H shares were held by Morgan Stanley & Co. International plc., 3,000,000 H shares were held by Morgan Stanley Capital Services Inc., 1,000,000 H shares were held by MSDW Equity Finance Services I (Cayman) Limited, 112,600 H shares were held by Morgan Stanley Capital (Cayman Islands) Limited and 1,703,850 H shares were held by Morgan Stanley Asia Products Limited.

4.

Among the aggregate interests in the long position in H shares, 73,253,600 H shares were held by JPMorgan Chase Bank, N.A., 92,480,000 H shares were held by JF Asset Management Limited, 13,264,162 H shares were held by J.P.Morgan Securities Ltd., 16,832,103 H shares were held by J.P. Morgan Whitefriars, Inc., 2,851,350 H shares were held by J.P.Morgan Markets Limited, 3,530,000 H shares were held by JPMorgan Asset Management (Singapore) Limited, 886,000 H shares were held by J.P.Morgan Investment Management Inc. and 1,172,000 H shares were held by JPMorgan Asset Management (UK) Limited.

Among the aggregate interests in the short position in H shares, 13,264,162 H shares were held by J.P.Morgan Securities Ltd., 5,209,180 H shares were held by J.P.Morgan Whitefriars Inc. and 2,851,350 H shares were held by J.P.Morgan Markets Limited.

Among the aggregate interests in the long position in H shares, 1,000,000 H shares were held as derivatives.

Among the aggregate interests in the short position in H shares, 5,209,180 H shares were held as derivatives.

Save as disclosed above and so far as the Directors are aware, as of December 31, 2010, no other person had any interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

5.	Number of Shareholders

Unit: Number of Shareholders

Total number of shareholders as of December 31, 2010	609,956

6.	Particulars of Shareholdings Held by Top Ten Shareholders

Number of	Nature of	Percentage of
shares held	shareholders	shareholding
(%)

1	Chinalco	5,214,407,195	A Shares	38.56
2	HKSCC Nominees Limited	3,926,907,637	H Shares	29.04
3	China Cinda Asset Management
	Corporation Limited	800,759,074	A Shares	5.92
4	China Construction Bank
	Corporation Limited	709,373,136	A Shares	5.25
5	Guokai Financial Limited Company	425,858,145	A Shares	3.15
6	Baotou Aluminum (Group) Co., Ltd.	351,217,795	A Shares	2.60
7	Lanzhou Aluminum Factory	79,472,482	A Shares	0.58
8	Guizhou Provincial Materials
	Development and Investment
	Corporation	71,640,000	A Shares	0.53
9	Guangxi Investment Group Co., Ltd.
	("Guangxi Investment")	45,740,527	A Shares	0.34
10	ICBC - Shanghai 50 ETF Index
	Securities Investment Fund	16,667,252	A Shares	0.12

7.	Summary of the Controlling Shareholder

(1)	Particulars of the Legal Person Controlling Shareholder

Name of the controlling shareholder:	Chinalco

Legal representative:	Xiong Weiping

Registered capital:	RMB15.432 billion

Date of incorporation:	February 21, 2001

Principal operating or managing activities:

mineral resources exploration; bauxite mining; deployment of personnel necessary for overseas engineering projects commensurating with its capacity, scale and performance; operation and management of state-owned assets and equities; production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products and carbon products; exploration design, general project contracting, construction and installation; equipment manufacturing; technological development and technical service; import and export businesses.

(2)	Diagram of the Direct Equity Interests and Controlling Relationship between the Company and the Controlling Shareholder

Note:	Chinalco directly holds 38.56% equity interest and together with its subsidiaries holds an aggregate of 41.82% equity interest in the Company.

CHAIRMAN'S STATEMENT

Dear shareholders,

I hereby present the annual report of the Group for the financial year ended December 31, 2010 for shareholders' review. On behalf of the Board of the Company and all employees, I would like to express my sincere gratitude to all shareholders for their concern and support for the Company.

Product Market Reviews

The supply and demand as well as the price of aluminum are closely tied to changes in the global and the PRC macro-economies. Changes in the global and PRC economic climate have a significant impact on the aluminum market.

Primary Aluminum Market

Under the influence of economic stimulus packages worldwide, the global economy and the demand for aluminum gradually recovered in the year 2010, the supply of aluminum increased accordingly and the annual demand and supply of aluminum basically attained equilibrium. However, beset by the European debt crisis, China's control policies such as those over the real estate sector and energy saving and emission reduction as well as the tight electricity supply in Europe, global aluminum prices remained range-bound with sharp fluctuations. In mid-April, China's control policies over the real estate sector and the European debt crisis had driven the global aluminum price to plummet. Both prices of three-month aluminum futures at the London Metal Exchange (hereafter as "LME") and Shanghai Futures Exchange of the PRC (hereafter as "SHFE") hit year-low at USD1,844 per tonne and RMB14,580 per tonne, respectively. In November, after the introduction of quantitative easing monetary policy by the U.S. government, bulk commodity prices moved steadily upwards due to factors such as excessive liquidity, depreciation of the U.S. dollar and reduction of aluminum production as a result of China's energy saving and emission reduction policies. Prices of three-month aluminum futures at both LME and SHFE surged to year-high reaching USD2,477 per tonne and RMB18,470 per tonne, respectively. The average three-month aluminum futures prices for 2010 at LME and SHFE were USD2,272 per tonne and RMB16,186 per tonne, representing a year-on-year increase of 34.5% and 20.3%, respectively.

In 2010, the global output of primary aluminum was approximately 41.90 million tonnes, representing a year-on-year increase of 11.2%; the global consumption of primary aluminum was approximately 41 million tonnes, representing a year-on-year increase of 19.6%; the domestic output of primary aluminum was approximately 15.65 million tonnes, representing a year-on-year increase of 20.5% and the domestic consumption of primary aluminum was approximately 16.50 million tonnes, representing a year-on-year increase of 19.5%. As of the end of 2010, the production utilization rate of primary aluminum manufacturers in the world (inclusive of those of the PRC) was 75.5%, while that of the PRC was 80.3%.

Alumina Market

In 2010, international and domestic prices of spot alumina fluctuated upward. At the beginning of the year, alumina price rose as alumina supply decreased due to the resumption of production of aluminum manufacturers and the reduction of production of alumina manufacturers. Following the drop of aluminum price in the middle of the year, international and domestic prices of spot alumina fell to as low as USD300 per tonne and RMB2,400 per tonne, respectively. Since late July, alumina price gradually rebounded as a result of the launch of newly-constructed aluminum production capacity and the rise of aluminum price; the FOB price of spot alumina in the international market rose to as high as USD390 per tonne. At present, the FOB price of spot alumina in the international market is approximately USD385 per tonne and the price of spot alumina price in the domestic market is approximately RMB2,850 per tonne.

The global output of alumina for 2010 was approximately 82.01 million tonnes, representing a year-on-year increase of 12.9% and the consumption was approximately 82.86 million tonnes, representing a year-on-year increase of 14.5%. The domestic output of alumina was approximately 28.94 million tonnes, representing a year-on-year increase of 21.4%; the demand for alumina was approximately 31.50 million tonnes, representing a year-on-year increase of 19.2%; imported alumina amounted to approximately 4.31 million tonnes in 2010, representing a year-on-year decrease of 16.1%. With the resumption of primary aluminum production, alumina manufacturers around the world have gradually increased their production utilization rate since the third quarter. As of the end of December 2010, the production utilization rate of alumina manufacturers in the world (inclusive of those of the PRC) was 85.0%, while that of the PRC was 82.2%.

Business Review

In 2010, the volatility of aluminum price posed grave challenges to the Group's production and operation. Focusing on its "controlling loss and increasing profit" principle and centered around structural adjustment as well as strategic transformation and based on the principle of "centralized management and delegated operations", the Group adopted effective scientific counter-measures to further enhance its fundamental management, costs and expenses as well as investment controls and reduction of energy consumption, thus safeguarding and stabilizing production and operation of the Group, thereby turning losses into profits. At the same time, the Group has expanded its business scope to other resources to include coal and iron ore.

1.

Refined fundamental management and reengineered business processes. In response to the complex market conditions, the Group, with a focus on operation transformation, initially established a standardized scientific production system through strengthening its fundamental management and proactively developing production and operation assessments. The Group's operating performance continued to improve. In 2010, the Group's alumina output amounted to 10.13 million tonnes, representing a year-on-year increase of 30.3%; the output of alumina chemicals amounted to 1.2 million tonnes, representing a year-on-year increase of 16.3%; the output of primary aluminum products amounted to 3.84 million tonnes, representing a year-on-year increase of 11.6%; the output of aluminum fabrication products amounted to 0.59 million tonnes, representing a year-on-year increase of 43.9%.

2.

Stringent cost control, reducing costs and raising efficiency throughout its business process. The Group continued the implementation of cost reduction and efficiency improvement in every production flow and position, making the best of its potentials and consistently improved its technical and economical indicators and strived to reduce materials and energy consumption and other expenses.

3.

Further tightened financial management. In accordance with the new management and control model, the Group adjusted its budget management methods and methodologies and applied a return-on-assets oriented performance assessment model. The Group also ensured the orderly operation of cash flow and maintained its cash flow at normal levels through refined cash flow management, and reduced financing expenses and controlled financial risks through adjusting its debt portfolio.

4.

Further preservation of resources. The Group speeded up the efforts in mine constructions to increase bauxite output from self-operated mines and continued to improve the stability of bauxite supply and the level of comprehensive utilization of the resources. In 2010, the amount of bauxite from self-operated mines made a 19.4% year-on-year increase with an addition of 91 million tonnes of bauxite to its domestic reserves and 3.95 million tonnes to its self-operated mining capacity.

5.

Accelerated construction of its structural adjustment exercise to actively promote projects with "short investments, low costs and quick results". Focusing on investment cost reduction, the Group adopted effective measures to optimize project design and selected appropriate project construction method for projects based on the special features of the projects, to ensure an all-round project investment control.

6.

Proactively promoted technology advancement and industrialization. The Group independently researched and developed certain advanced and practical new technologies. In particular, the Group put a major emphasis on the promotion of the technologies related to energy saving and emission reduction such as the recycle of residual heat emitted in alumina production, the improvement on cycle efficiency of Bayer process, the technology for the recycle of vanadium in alumina production, the installation of remodeled electrolytic cells in newly-built production cells as well as the application of cell-voltage-reduction in normal production cells and the recycle of residual heat from carbon production in furnace. The Group also widely applied highly effective hot/cold rolling technology with short process and conducted industrialization of double zero alloy aluminum foil with high surface quality and low pinhole degree as well as 1235H14 standard width aluminum foil billet, all of which generated significant economic benefits.

7.

Making further efforts in energy saving and emission reduction. The Group set development goals and assurance policies for its recycling economy aspiring to transform itself into a resource efficient enterprise. Through streamlining its production processes, phasing out obsolete equipment and actively adjusting its industry portfolio, the Group speeded up the applications of comprehensive energy reduction technologies, which in aggregate saved energy equivalent to 0.46 million tonnes of standard coal in 2010. The Group also had a 4%, 1.3% and 11.1% year-on-year decrease in the overall consumption of energy in alumina production, alternating current in aluminum ingot production and energy in aluminum production respectively.

8.

Proactively initiating negotiations and cooperation in direct purchase of electricity. As of the end of 2010, one company of the Group directly purchased electricity throughout the entire year while another four benefited from direct electricity purchase policy at different times of the year.

9.

Completion of initial establishment of comprehensive risk management system, thereby laying a solid foundation to better safeguard the Company's operation risks and improve the standard of its risk management and control.

10.

Further promotion of overseas projects. The Group entered into a new round of negotiations with the government of Queensland, Australia in relation to the development of bauxite resources in Aurukun and further progressed with the aluminum and power project in Saudi Arabia and the aluminum plant project in Sarawak, Malaysia. Furthermore, the Group entered into a joint development agreement with Rio Tinto plc and Rio Tinto Iron Ore Atlantic Limited, an affiliate of Rio Tinto plc, in relation to the joint development of the iron ore project in Simandou, Guinea.

Dividends

The Board recommends the payment of a final dividend for the year ended December 31, 2010 of RMB0.0114 per share (tax inclusive) in cash to its shareholders, totalling to RMB154 million, representing 35% of the Company's profit for the year ended December 31, 2010. The proposed distribution of final dividends is subject to shareholders' approval at the forthcoming 2010 annual general meeting.

Financial Results

The revenue of the Group for the year ended December 31, 2010 amounted to RMB120.99 billion, representing a year-on-year increase of 72.19%. Profit for the year attributable to the equity holders of the Company was RMB0.78 billion. Earnings per share attributable to the equity holders of the Company was RMB0.06.

Business Outlook and Prospects

While the global economy is expected to continue its slow recovery in 2011, it still faces significant challenges ahead. Influenced by factors such as inflation and currency depreciation, aluminum price is expected to fluctuate upward. The Group will focus on creating new competitive edges, and progressing with its structuring adjustment and technology innovation, to step up the transformation of its operation. The Group will also enhance its fundamental management, continuously improve its production performance, reduce production costs and strengthen its control over loss and increase profit. To steadily achieve strategic transformation, raise its profitability and risk resistance capability, the Group will put its efforts on the following aspects:

1.

Continue to strengthen its fundamental management, step up the structural adjustment of its operation, and tap the full potential of its management in order to achieve lean management. The Group will continue to improve its operational performance and returns on assets by adopting an innovative business model and realizing the potentials of its existing assets.

2.

Press ahead with its structural adjustment. In respect of bauxite, the Group will step up efforts to acquire and explore domestic resources and increase bauxite reserves to ensure stable resource supply, raise self-mining proportion in accordance with resources-first principle and actively participate in and promote promising international exploitation and development projects. In respect of alumina, the Group will further upgrade the production skills and techniques and optimize production process, further optimize the production layout and strategically establish alumina plants in favourable locations to replace obsolete capacity. In respect of aluminum, the Group will further refine and phase out obsolete capacity and pave way for the relocation of production capacity to coal-, water- and electricity-rich areas in order to achieve full integration of coal and aluminum operations. The Group will also promote the use of advanced equipment and technologies such as remodeled electrolytic cells and zero effect low voltage to continue the reduction of overall energy consumption. In respect of aluminum fabrication, with a focus on the development of cutting-edge aluminum materials, the Group will step up efforts in the research and development of new materials with an emphasis on aluminum materials for aerospace, aviation and transportation.

3.

Continue to adjust capital structure, optimize debt portfolio and lower financing costs. The Group will further improve its budget management and control system and continue to develop the analysis of monthly performance to optimize its performance indicators. The Group will refine the management and control of cash flow budgets and prepare for the maintenance of capital balance in low reserve periods to ensure stable cash supply. The Group will explore low-cost financing methods, and reasonably deploy various debt financing tools to reduce the cost of capital. The Group will also step up its monitoring and control over the credit risks of its subsidiaries to guard against credit risks.

4.

Continue with its technology innovation. With the theme of its structural adjustment, lowering costs, enhancing efficiency and reducing energy consumption and emission, and on the basis of improving its operating performance, the Group will accelerate the industrialization of advanced technologies. It will further improve its process management in respect of common, key and major projects so as to ensure major technological breakthroughs for setting the stage for industrialization. At the same time, the Group will selectively apply scientific technology and basic research to ensure its sustainable development.

5.

Further streamlining procurement process, step up the promotion and application of the use of the procurement platform of the Group's electronic business system, continue to foster strategic cooperation with major raw materials suppliers, broaden supply channels, and optimize resource allocation, so as to maintain a stable supply and reasonable level of inventories of raw materials and effectively reduce procurement cost. The Group will continue to proactively initiate negotiations and cooperation in direct purchase of electricity. The Group will also continue to refine its sales management system by adopting innovative sales model, improving market analyses and estimates, boosting its capabilities to tap the market and raising operation standards, under the "centralized management and authorized operation" system, in order to expand its market shares and the profitability of its sales.

6.

Proactively promote resource acquisition and mine construction, with priority given to key restructuring projects, energy-saving and emission reduction initiatives, and technological renovation projects with significant benefits that are integral to the Group's sustainable development. The Group will effectively control and reduce project investments through the adoption of a diversified approach to project construction. The Group will also further refine its investment management system as well as its project management measures and process.

7.

Further refine its risk management system on all fronts by strengthening the day-to-day operations and maintenance of the system and formulating comprehensive risk management system to strengthen risk prevention and control in key areas.

8.

Further improve and optimize the three management systems in respect of (i) organization and management; (ii) statistics collection, supervision and inspection; and (iii) assessment, award and penalty, for energy saving and emission reduction. The Group will expedite its research and development of key energy saving and emission reduction technologies, such as efficient and environmental-friendly aluminum production techniques, increasingly promote the application of remodeled electrolytic cells and technologies for efficient and energy-saving alumina production, whilst actively adjusting its power structure to increase the proportion of clean energies in its energy consumption.

9.

Accelerate overseas development. Apart from proceeding with the Aurukun project in Australia, the Sarawak project in Malaysia, the aluminum and power project in Saudi Arabia and the iron ore project in Guinea, the Group will also play an active role in global resource allocation.

In 2011, we will do our utmost to achieve our goals as a return to our shareholders.

Xiong Weiping
Chairman

Beijing, the PRC
February 28, 2011

Management's Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion should be read in conjunction with the financial information of the Group together with the accompanying notes included in this report.

Business Segments

The Group is principally engaged in alumina refining, primary aluminum smelting, aluminum fabrication products and the trading of related products. The Group organizes its operations according to the following business segments:

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina (including alumina hydroxide and alumina chemicals) and metal gallium.

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sales of carbon products and aluminum alloy products.

Aluminum fabrication segment, which consists of procuring primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

Trading segment, which consists of the Group's internal and external procurement and sales of alumina, primary aluminum, aluminum fabrication products, relevant metal products and raw and ancillary materials in bulk domestically and abroad.

Headquarters and other operating segments, which mainly include management of headquarters, research and development activities.

Results of Operations

The Group's profit for the year attributable to equity holders of the Company for 2010 was RMB778 million, representing a significant increase from a loss of RMB4,643 million for the preceding year. This was mainly attributable to the rebound of the market price of the Group's major products, the effect of the Group's "controlling loss and increasing profit" measures and the increase of the Group's production and sales volume.

Revenue

The Group's revenue for 2010 was RMB120,995 million, representing an increase of RMB50,727 million or 72.19% from RMB70,268 million for the preceding year. This was mainly attributable to the increase in the selling prices of the Group's major products and the substantial increase of external sales volume and trading volume of products sourced from external suppliers.

Cost of Sales

Total cost of sales of the Group was RMB113,350 million for 2010, representing an increase of RMB44,271 million or 64.09% from RMB69,079 million for the preceding year. This was mainly attributable to the substantial increase of the external sales volume of the Group's major products and the Group's trading volume of products sourced from external suppliers.

Selling Expenses and Administrative Expenses

The Group's selling expenses for 2010 was RMB1,573 million, representing an increase of RMB308 million or 24.35% from RMB1,265 million for the preceding year. This was mainly attributable to the increase of the external sales of the Group's major products leading to an increase of the relevant transportation, loading and packaging expenses.

The Group's administrative expenses for 2010 was RMB2,624 million, representing a decrease of RMB333 million or 11.26% from RMB2,957 million for the preceding year. This was mainly attributable to the decrease of RMB216 million in the retirement benefit expenses of the Group in respect of its early retirement scheme in 2010 as compared to the corresponding period of 2009. In addition, in 2010, the Group applied strict control to daily administrative expenses and adopted proactive measures to constrain all controllable expenses, resulting in a decrease of approximately RMB123 million in administrative expenses.

Finance Costs, Net

The Group's finance costs for 2010 was RMB2,495 million, representing an increase of RMB357 million or 16.70% from RMB2,138 million for the preceding year. This was primarily attributable to the following reasons: notwithstanding the year-on-year increase in interest-bearing borrowings of the Group, the Group kept the total interest expenses basically constant as compared with 2009 through optimization of its debt portfolio, widening of low-cost financing channels and lowering of interest rates. As more construction in progress projects were completed and transferred to property, plant and equipment in 2010, capitalized interest expense decreased as compared with 2009, leading to an increase of approximately RMB235 million in finance costs. In order to expedite fund turnover to reduce demand for fund, the Group reduced its fund reserve and in turn interest income by approximately RMB34 million. In addition, the Group actively adopted low-cost notes financing by issuing and utilizing more notes, resulting in an increase of approximately RMB35 million in the discount on interest and the handling fees of notes during the year. Due to fluctuations in exchange rate, exchange gains for the year decreased by approximately RMB47 million as compared with the preceding year.

Due to the above factors, operating profit of the Group increased by RMB6,681 million from the loss of RMB3,279 million for the preceding year to a profit of RMB3,402 million for 2010.

Income Tax

The Group's income tax expenses for 2010 was RMB411 million, representing an increase of RMB1,122 million from a tax benefit of RMB711 million for the preceding year. This was mainly attributable to the significant increase of the Group's total profit as the Group achieved a turnaround from loss to profit in 2010.

Discussion of Segment Operations

Alumina Segment

Revenue

The Group's revenue in the alumina segment for 2010 was RMB26,838 million, representing an increase of RMB8,549 million or 46.74% from RMB18,289 million for the preceding year.

The revenue from internal sales of alumina segment for 2010 was RMB24,690 million, representing an increase of RMB12,135 million or 96.65% from RMB12,555 million for the preceding year.

The revenue from external sales of alumina segment for 2010 was RMB2,148 million, representing a decrease of RMB3,586 million or 62.54% from RMB5,734 million for the preceding year.

Segment profit

The Group's total segment profit in the alumina segment for 2010 increased by RMB3,973 million from the loss of RMB2,896 million for the preceding year to a profit of RMB1,077 million.

Primary Aluminum Segment

Revenue

The Group's revenue in the primary aluminum segment for 2010 was RMB53,255 million, representing an increase of RMB10,524 million or 24.63% from RMB42,731 million for the preceding year.

The revenue from internal sales of primary aluminum segment for 2010 was RMB26,848 million, representing an increase of RMB10,384 million or 63.07% from RMB16,464 million for the preceding year.

The revenue from external sales of primary aluminum segment for 2010 was RMB26,407 million, representing an increase of RMB139 million or 0.53% from RMB26,268 million for the preceding year.

Segment Profit

The Group's total segment profit in the primary aluminum segment for 2010 was RMB359 million, representing an increase of profit of RMB1,786 million from the loss of RMB1,427 million for the preceding year.

Aluminum Fabrication Segment

Revenue

The Group's revenue in the aluminum fabrication segment for 2010 was RMB10,466 million, representing an increase of RMB3,363 million or 47.35% from RMB7,103 million for the preceding year.

Segment loss

The Group's total segment loss in the aluminum fabrication segment for 2010 was RMB324 million, representing a decrease of RMB574 million or 63.92% from the loss of RMB898 million for the preceding year.

Trading Segment

Revenue

The Group's revenue in the trading segment for 2010 was RMB90,141 million, representing an increase of RMB51,690 million or 134.43% from RMB38,451 million for the preceding year.

The Group's sales of self-produced products in the trading segment for 2010 was approximately RMB34,444 million, representing an increase of RMB17,709 million or 105.82% from approximately RMB16,735 million for the preceding year.

The Group's sales of products sourced from external suppliers in the trading segment for 2010 was approximately RMB55,697 million, representing an increase of RMB33,981 million or 156.48% from approximately RMB21,716 million for the preceding year.

Segment Profit

The Group's total segment profit in the trading segment for 2010 was RMB861 million, representing an increase of RMB228 million or 36.02% from the profit of RMB633 million for the preceding year.

Headquarters and Other Operating Segments

Revenue

The Group's revenue in headquarters and other operating segments for 2010 was RMB190 million, representing a decrease of RMB96 million or 33.57% from RMB286 million for the preceding year.

Segment loss

The Group's total segment loss in headquarters and other operating segments for 2010 was RMB490 million, representing a decrease of RMB199 million from the loss of RMB689 million for the preceding year.

Structure of Assets and Liabilities

Current Assets and Liabilities

As of December 31, 2010, the Group's current assets amounted to RMB41,325 million, representing an increase of RMB4,991 million from RMB36,334 million as of the beginning of 2010.

As of December 31, 2010, the Group's bank balances and cash amounted to RMB9,496 million, representing an increase of RMB1,637 million as compared with RMB7,859 million as of the beginning of 2010.

As of December 31, 2010, the Group's inventories amounted to RMB21,780 million, representing an increase of RMB1,357 million from RMB20,423 million as of the beginning of 2010, primarily due to the increase of the Group's reserve of raw materials and fuels and the increase of its price.

As of December 31, 2010, the Group's current liabilities amounted to RMB55,734 million, representing an increase of RMB15,704 million from RMB40,030 million as of the beginning of 2010, primarily due to the issuance of short-term financing bonds in the amount of RMB10,700 million by the Group during the period and the expiration of the 3-year medium-term notes in the amount of RMB5,000 million issued in June 2008 within one year.

As of December 31, 2010, the current ratio of the Group was 0.74, representing a decrease of 0.17 from 0.91 as of the end of 2009, and the quick ratio was 0.35, representing a decrease of 0.05 from 0.40 as of the end of 2009.

Non-current Liabilities

As of December 31, 2010, the Group's non-current liabilities amounted to RMB28,402 million, representing a decrease of RMB9,962 million from RMB38,364 million as of the beginning of 2010, primarily due to the repayment of a portion of the Group's long-term borrowings and the transfer of a portion of the medium-term notes, which will expire within one year, to current liabilities due within one year.

As of December 31, 2010, the debt to asset ratio of the Group was 59.53%, representing an increase of 1.02 percentage points from 58.51% as of the end of 2009.

OTHER INCOME AND SHARE OF PROFIT/(LOSS) OF JOINTLY CONTROLLED ENTITIES/ASSOCIATES

Other income

The Group's other income represented government grants which amounted to RMB328.85 million for the year ended December 31, 2010, representing an increase of RMB177.71 million from RMB151.14 million for the preceding year.

Share of profit/(loss) of jointly controlled entities

For the year ended December 31, 2010, the Group's share of profit of jointly controlled entities amounted to RMB233.78 million, representing a profit increase of RMB284.17 million from the loss of RMB50.39 million for the preceding year, primarily due to the significant growth in the share of profits from Guangxi Huayin.

Share of profit of associates

For the year ended December 31, 2010, the Group's share of profit of associates amounted to RMB240.03 million, representing an increase of RMB162.97 million from RMB77.06 million for the preceding year, primarily due to the significant growth in the share of profit from Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co., Ltd.

MEASUREMENT OF FAIR VALUE

The Group adopted policy for recognition, measurement and disclosure of fair value in accordance with the requirements on fair value under the relevant accounting principles, and undertook responsibility for the truthfulness of the measurement and disclosure of fair value. Currently, save as its available-for-sale financial assets and financial assets and liabilities at fair value through profit or loss (including derivative instruments) are accounted at fair value, others were stated at historical cost.

As of December 31, 2010, the primary aluminum future contracts and foreign currency forward contracts held by the Group, which were accounted for as financial assets at fair value through profit or loss, amounted to RMB17 million, representing an increase of RMB17 million from RMB0.06 million as of the end of 2009. The changes represented the unrealized gain on future contracts, net; future contracts for primary aluminum future contracts, were accounted for as financial liabilities at fair value through profit or loss, amounted to RMB9 million, representing a decrease of RMB39 million from RMB48 million as of the end of 2009. The changes represented the unrealized gain on future and option contracts, net in the statement of comprehensive income.

PROVISION FOR INVENTORY IMPAIRMENT

On December 31, 2010, the Group conducted valuation on the net realizable value of its inventories on basis of the estimated selling price. The valuation took into account the intra-group matching of sales plans and production schedules of alumina plants and aluminum smelters, financial budget, inventory turnover, inventory purposes and post balance sheet events, upon a comprehensive assessment, the provisions for inventory impairment for inventories held as of December 31, 2010 amounted to RMB109 million, representing an increase of RMB35 million as compared with the provisions for impairment of RMB74 million at the end of 2009.

The Company has formed a comprehensive industry chain (its scope of business covers the exploration and mining of bauxite, smelting of alumina and primary aluminum, production of aluminum alloy and refined processing of aluminum products), the continuity and integrity between its inventory turnover process and production process, and continuous processing that is required for turning raw materials and work in progress inventory into finished goods. These factors required the Group to adopt an all-round approach in calculating the provision for impairment. Based on reliable evidence such as executed sales contract, net realizable value is measured by the estimated selling price less the estimated costs, expenses and taxes for completing the sale, after taking into account the inventory nature, volume, purpose and price fluctuation, the production and operation budget and post balance sheet event. For finished goods inventory, net realizable value is calculated based on the contract price, or for quantities that exceed the contracted volumes, based on the actual selling price from the balance sheet date to the reporting date. For raw materials and work in progress inventory, the Group has established a model for calculating impairment provision, which estimates the costs to be incurred based on the expected time of sale determined by the Group's production capacity and cycles, the correlation among raw materials, work in progress, production capacity and volume, and the calculation is based on the estimated selling price of such finished goods produced and processed.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENTS UNDERTAKINGS

As of December 31, 2010, the Group's accumulated project investment expenditures amounted to RMB9,017 million, which consisted mainly of investments in energy saving and consumption reduction, environmental protection, mine construction and scientific research, including projects such as the expansion and environmental protection alumina project of Guizhou branch, environmentally friendly energy-saving renovation aluminum project of Zunyi Aluminum, Liancheng branch's project in relation to the phasing out of obsolete capacity and environmental protection and energy saving as well as the expansion of Bayer-process ore dressing project of Lanzhou Branch.

As of December 31, 2010, the Group's capital commitment for investment in property, plant and equipment amounted to RMB33,487 million, of which those contracted but not provided for amounted to RMB4,612 million and those authorized but not contracted for amounted to RMB28,875 million.

Cash and Cash Equivalents

As of December 31, 2010, the Group's cash and cash equivalents amounted to RMB8,983 million, including foreign currency deposits of RMB303.23 million, RMB31.12 million and RMB103.64 million denominated in US dollars, Hong Kong dollars and Australian dollars, respectively.

Cash Flows from Operating Activities

In 2010, the Group's net cash generated from operating activities amounted to RMB7,104 million, representing an increase of RMB7,810 million from the net cash used in operating activities of RMB706 million for the preceding year, mainly attributable to the increase of net cash inflows from the sales of products as a result of the significant growth in both selling price and sales volume of the Company's principal products.

Cash Flows from Investing Activities

In 2010, the Group's net cash used in investing activities amounted to RMB8,260 million, representing a decrease of RMB1,217 million from the net cash used in investing activities of RMB9,477 million for the preceding year, primarily due to the increase of cash inflow related to investments and government grants received, and the decrease in purchases of property, plant and equipment of the Group.

Cash Flows from Financing Activities

For the year 2010, the Group's net cash flow generated from financing activities amounted to RMB2,718 million, representing an increase of RMB1,141 million from the net cash flow generated from financing activities of RMB1,577 million for the preceding year. This was mainly due to the increase of external debt financing during the year.

Directors' Report

The Board hereby submits the Directors' Report together with the audited financial statements for the year ended December 31, 2010.

Principal Activities

The Group is the largest producer of alumina, primary aluminum and aluminum fabrication in the People's Republic of China (the "PRC"). The Group is principally engaged in mining of bauxite, manufacture and distribution of alumina, primary aluminum and aluminum fabrication products as well as trading of non-ferrous metal products sourced from external suppliers. The scope of business of the Group includes the development of bauxite-related resources, the production, fabrication and distribution of bauxite, carbon and other smelted products.

Financial Summary

The results of the Group for the year ended December 31, 2010 are set out in the consolidated statement of comprehensive income on pages 125 to 126. A five-year financial summary of the Group is set out on pages 9 to 11.

Dividend

The Board recommends the payment of a final dividend for the year ended December 31, 2010 of RMB0.0114 per share (tax inclusive) in cash to its shareholders, totalling up RMB154 million, representing 35% of the Company's profit for the year ended December 31, 2010. The proposal for distribution of final dividend is subject to shareholders' approval at the forthcoming 2010 annual general meeting. Total dividends paid during the preceding two years are as follows:

	Year 2009	Year 2008

Total dividends paid: (RMB billion)	nil	0.703
Ratio to profits attributable to equity holders
of the Company: (%)	nil	3,609.30

Share Capital

Details of the share capital of the Company are set out in Note 19 to the consolidated financial statements.

Debentures

Details of debentures of the Company are set out in Note 21 to the consolidated financial statements.

Reserves

Movements in the reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in shareholders' equity on pages 127 to 128 and Note 20 to the consolidated financial statements, respectively.

Property, Plant and Equipment

Details of the movements in property, plant and equipment of the Group and of the Company are set out in Note 8 to the consolidated financial statements.

Distributable Reserves

Pursuant to Article 184 of the Articles of Association of the Company, where there are differences between PRC accounting standards and the accounting principles generally accepted in Hong Kong, the distributable reserves for the relevant period shall be the lesser of the amounts shown in the two different financial statements. As such, as of December 31, 2010, the distributable reserves of the Group amounted to approximately RMB18.50 billion.

Use of Proceeds

During the year, the Company did not raise any proceeds or use any proceeds brought forward from previous periods.

Use of Non-Proceeds

During the year, the uses of funding not derived from proceeds are set out as follows:

(1)

Chongqing branch's 800,000-tonne alumina project: the proposed investment in the project was RMB5.50 billion. As of the end of 2010, the Company had invested RMB5.39 billion in total. The project has commenced production in 2010, with production capacity of 800,000 tonnes of alumina.

(2)

Zunyi 800,000-tonne alumina project of Chalco Zunyi Alumina Co., Ltd.: the proposed investment in the project was RMB4.78 billion. As of the end of 2010, the Company had invested RMB4.64 billion in total. The project has commenced production in 2010, with an annual production capacity of 800,000 tonnes of alumina.

(3)

Liancheng branch, the phasing out of obsolete capacity, environmental protection and energy-saving project: the proposed investment in the project was RMB3.80 billion. As of the end of 2010, the Company had invested RMB1.79 billion in total. The project is expected to be completed by 2011, with production capacity of 388,000 tonnes of aluminum.

(4)

The energy-saving and environmental protection technology refinement project for Gansu Hualu's aluminum and carbon system: the proposed investment in the project was RMB0.73 billion. As of the end of 2010, the Company had invested RMB0.47 billion in total. The project is expected to be completed by 2011, with production capacity of 70,000 tonnes of aluminum.

(5)

Chalco Ruimin high precision aluminum strip and sheet project: the proposed investment in the project was RMB3.05 billion. As of the end of 2010, the Company had invested RMB2.16 billion in total. The project has commenced production in 2010, with additional production capacity of 250,000 tonnes of aluminum fabrication products.

(6)

Northwest Aluminum Fabrication Plant aluminum foil project: the proposed investment in the project was RMB1.34 billion. As of the end of 2010, the Company had invested RMB0.85 billion. The project is expected to commence production by 2011, with capacity of 35,000 tonnes of aluminum fabrication products.

(7)

Southwest aluminum cold rolling project: the proposed investment in the project was RMB1.80 billion. As of the end of 2010, the Company had invested RMB1.44 billion in total. The project has commenced production in 2010, with production capacity of 250,000 tonnes of aluminum fabrication products.

Pre-emptive Rights

Pursuant to the Articles of Association of the Company and the PRC laws, there are no pre-emptive rights that require the Company to offer new shares to its existing shareholders on a pro-rata basis.

Donations

The Group had donated approximately RMB21.92 million during the year (2009: approximately RMB6.80 million).

Litigation and Contingent Liabilities

(a)	Litigation

There was no material litigation pending during the year which was required to be disclosed.

(b)	Contingent Liabilities

During the year, the Group had no material contingent liabilities required to be disclosed.

Directors and Supervisors

The Directors and Supervisors during the year and up to the date of this report were:

Executive Directors

Xiong Weiping	re-appointed on June 22, 2010
Luo Jianchuan	re-appointed on June 22, 2010
Chen Jihua#	resigned on October 28, 2010
Liu Xiangmin	re-appointed on June 22, 2010

Non-executive Director

Shi Chungui	re-appointed on June 22, 2010
Lv Youqing	appointed on June 22, 2010

Independent non-executive Directors

Kang Yi#	retired from office on June 22, 2010
Zhang Zuoyuan	re-appointed on June 22, 2010
Wang Mengkui	re-appointed on June 22, 2010
Zhu Demiao	re-appointed on June 22, 2010

Supervisors

Ao Hong	re-appointed on June 22, 2010
Yuan Li	re-appointed on June 22, 2010
Zhang Zhankui	re-appointed on June 22, 2010

Profiles of the Directors and Supervisors are set out on pages 15 to 29.

#

Due to personal reason, Mr. Chen Jihua resigned on October 28, 2010 from the positions of Executive Director, Vice President, Chief Financial Officer, Member of Executive Committee and Member of Development and Planning Committee.At the board meeting held on February 23, 2011, the Board resolved to appoint Mr. Liu Caiming as Senior Vice President, Chief Financial Officer and a member of Executive Committee of the Company and resolved to nominate Mr. Liu Caiming as a candidate for executive Director of the 4th session of the Board of the Company subject to approval at the 2010 annual general meeting of the Company.

Having served as Independent Non-executive Director for six consecutive years, Mr. Kang Yi retired from office after the 2009 Annual General Meeting convened on June 22, 2010 upon expiry of his term of office.

Directors' and Supervisors' Service Contracts and Remuneration

Pursuant to Articles 104 and 145 of the Articles of Association of the Company, the term of office for Directors and Supervisors is three years, subject to re-election. Each Director and Supervisor has therefore entered into a service contract with the Company for a term of three years, but none of their service contracts is not terminable by the Company within one year without payment of compensation (other than statutory compensation). Details of the Directors' and Supervisors' remuneration and the five highest paid individuals are set out in Note 31 to the consolidated financial statements. For the year ended December 31, 2010, there were no arrangements under which any Director or Supervisor of the Company had waived or agreed to waive any remuneration.

Interests of Directors, Chief Executive and Supervisors in Shares of the Company and Its Associated Corporations

During the year ended December 31, 2010, none of the Directors, chief executive, Supervisors or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the Hong Kong SFO), which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Hong Kong SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the Hong Kong SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed companies.

During the year ended December 31, 2010, none of the Directors, chief executive, Supervisors, senior management or their respective spouses or children under eighteen was given any right to acquire shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO).

Interests of Directors and Supervisors in Contracts

During the year ended December 31, 2010, none of the Directors or Supervisors had any material direct or indirect interest in any contract of significance to which the Company or any of its subsidiaries was a party.

Employees and Pension Schemes

As of December 31, 2010, the Group had 108,256 employees. The remuneration package includes salaries, bonuses and allowances. Employees also receive benefits including medical care, housing subsidies, child care and education, retirement pension and other benefits.

In accordance with applicable PRC regulations, the Group has currently enrolled in pension schemes organized by various provincial and municipal governments, under which each of the Group's plants is required to contribute a fixed percentage of its employees' salaries, bonuses and various allowances to the schemes. The specific percentage, which is around 20%, varies from plant to plant depending on the difference in locality of the plant and the average age of the employees.

Repurchase, Sale and Redemption of the Company's Shares

The Company did not redeem any of its shares during 2010. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2010.

Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Company were entered into or subsisted during the year.

Major Customers and Suppliers

For the year ended December 31, 2010, no more than 30% of the Company's total sales was attributable to the five largest customers of the Company.

For the year ended December 31, 2010, no more than 30% of the Company's total cost of sales was attributable to the raw materials provided to the Company by the five largest suppliers of the Company.

Code on Corporate Governance Practices

For the year ended December 31, 2010, save for the deviation in respect of segregating the roles of chairman and chief executive officer, the Company was in compliance with the principles and code provisions of the Code on Corporate Governance Practices (the "CG Code") set out in Appendix 14 of the Hong Kong Listing Rules and the Internal Control Guidelines for Listed Companies of the Shanghai Stock Exchange.

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Specific Employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents, except for the principle regarding segregation of the roles of chairman and chief executive officer, have incorporated the principles and code provisions in the CG Code as set out in Appendix 14 of the Hong Kong Listing Rules and the Internal Control Guidelines for Listed Companies of the Shanghai Stock Exchange.

Audit Committee

The written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.

The consolidated financial statements of the Company for the year ended December 31, 2010 have been reviewed by the Audit Committee of the Company.

Auditor

The financial statements have been audited by PricewaterhouseCoopers whose term of office expired and being eligible offer themselves for re-appointment.

The Company has not changed its auditors in any of the three preceding financial years.

Xiong Weiping
Chairman

Beijing, the PRC
February 28, 2011

Report of the Supervisory Committee

Dear Shareholders,

On behalf of the fourth session of the Supervisory Committee of Aluminum Corporation of China Limited, I would like to submit to the Annual General Meeting a report on the work of the Supervisory Committee in the past year.

During the year, the Supervisory Committee attended general meetings and Board meetings held by the Company pursuant to duties given by the Company Law and the Articles of Association, focusing on ways to adapt to the Company's changing development, enhance its operating transparency and standardization, build up the Company's corporate credible image in the capital market, in particular to effectively protect interests of investors, especially interests of small and medium-sized investors, to hear the reports relating to the Company's production, operation, investment and finance etc. as well as to supervise the material decision making process of the Company.

1.	Members of the Supervisory Committee

The term of office of all Supervisors of the third session of the Supervisory Committee of the Company expired at the conclusion of the Company's 2009 annual general meeting. As recommended by Chinalco, the controlling shareholder of the Company, Mr. Ao Hong and Mr. Zhang Zhankui were appointed as the candidates for Supervisors of the fourth session of the Supervisory Committee of the Company and were nominated at the 19th meeting of the third session of the Board of the Company held on March 26, 2010. The appointments of Mr. Ao Hong and Mr. Zhang Zhankui as the Supervisors representing the shareholders for the fourth session of the Supervisory Committee of the Company were considered and approved at the Company's 2009 annual general meeting which were held on June 22, 2010. Their tenures will expire at the conclusion of the 2012 annual general meeting. As recommended by the Company and democratically elected by the employees of the Company, Mr. Yuan Li has been appointed as the employee-representative Supervisor for the fourth session of the Supervisory Committee of the Company, with a term of office expiring at the conclusion of the 2012 annual general meeting. The fourth session of the Supervisory Committee of the Company was thereby formed.

At the first meeting of the fourth session of the Supervisory Committee of the Company on June 22, 2010, it was unanimously resolved and approved that Mr. Ao Hong was to take up the position of Chairman of the fourth session of the Supervisory Committee of the Company.

2.	Supervisory Committee Meetings

During the year, five Supervisory Committee meetings were held by the Supervisory Committee of the Company, which mainly involved the following:

The thirteenth meeting of the third session of the Supervisory Committee was held on March 26, 2010 with two Supervisors attending the meeting and one Supervisor attending by proxy (3 persons with valid votes), which was in accordance with the requirements of the Company Law and the Articles of Association. The meeting considered and approved the annual report of 2009, the 2009 Work Report of the Supervisory Committee, the Anti-fraud Work Report of the Company for 2009 and 2009 Self-assessment Report on Internal Control.

The fourteenth meeting of the third session of the Supervisory Committee was held by means of written resolution on April 20, 2010, which was in accordance with the requirements of the Company Law and the Articles of Association. The Supervisory Committee considered and approved the 2010 First Quarterly Financial Report of the Company.

The first meeting of the fourth session of the Supervisory Committee was held on June 22, 2010, with three Supervisors attending the meeting with 3 valid votes, which was in accordance with the requirements of the Company Law and the Articles of Association. The Chairman of the Supervisory Committee was elected at the meeting.

The second meeting of the fourth session of the Supervisory Committee was held on August 23, 2010. Three Supervisors attended the meeting with 3 valid votes, which was in accordance with the requirements of the Company Law and the Articles of Association. The meeting considered and approved the 2010 Interim Financial Report of the Company and the Anti-fraud Work Report of the Company for the First Half of 2010.

The third meeting of the fourth session of the Supervisory Committee was held by way of written resolution on October 25, 2010, which was in accordance with the requirements of the Company Law and the Articles of Association. The Supervisory Committee considered and approved the 2010 Third Quarterly Financial Report of the Company.

3.	Major Duties of the Supervisory Committee and its Independent Opinion

During the year, the Supervisory Committee of the Company performed its duties in a diligent manner in accordance with the terms of reference prescribed by the Company Law and the Articles of Association.

(I)	Inspection of Implementation of Resolutions of the General Meetings

Members of the Supervisory Committee attended the general meetings and Board meetings as observers. No objection had been made to the reports and proposals submitted by the Board to the general meetings for consideration. The Supervisory Committee exercised supervision and inspection on implementation of the general meetings' resolutions by the Board, the Directors and the senior management. The Supervisory Committee is of the opinion that the Directors and management of the Company have diligently discharged their responsibilities in accordance with the resolutions approved by the general meetings. None of the Directors and management of the Company was found to have violated any laws or regulations or Articles of Association nor taken any act which jeopardized the interests of the Company and shareholders in discharging their duties up to present.

(II)	Inspection of Legal Compliance of the Company's Operations

The Supervisory Committee exercised supervision in routine work over the legal compliance and legality of the Company's operation and management. It has also exercised supervision over the work performance of the Company's Directors and senior management. The Supervisory Committee is of the opinion that the legal compliance of the Company's operation, together with its business and decision-making procedures, have complied with the relevant provisions of the Company Law and the Articles of Association; the Directors and senior management of the Company have discharged their duties according to the principle of diligence and good faith; and no violations of any laws, regulations or the Articles of Association and damages to the interests of the Company have been found during the discharging of duties by the abovementioned staffs during the year.

(III)	Inspection of the Company's Financial Position

During the year, the Supervisory Committee verified cautiously the financial statements of each period, and supervised and inspected the Company's implementation of relevant financial policies and legislation as well as details on the Company's assets, financial income and expenditure and connected transactions. It is of the opinion that the operating results achieved by the Company were true and all the connected transactions were entered into on a fair basis. The financial reports of the Company truly reflected the financial status and operating results of the Company. The preparation and review procedures for the reports were in compliance with the requirements of laws and regulations, the Articles of Association and the Company's internal control system. Information on the significant events of the Company over the past year has been disclosed pursuant to relevant regulations. The preparation and disclosure of information of the Company were strictly in accordance with the principles of truthfulness, timeliness, accuracy, completeness and fairness. The Supervisory Committee approved the Company's financial and audit reports presented by PricewaterhouseCoopers, the international auditor and PricewaterhouseCoopers Zhong Tian CPAs Company Limited, the domestic auditor.

(IV)	Inspection of the Utilization of Proceeds Raised by the Company

During the year, the Company had no proceeds raised or funds brought forward from previous periods.

(V)	Inspection of the Acquisitions and Disposals of the Company's Assets

The Supervisory Committee is of the opinion that during the year, the consideration for the major acquisition and major disposal of assets by the Company was fair, without insider dealings and acts impairing the interests of the shareholders or leading to a loss in the Company's assets.

(VI)	Inspection of Connected Transactions of the Company

During the year, the procedures for entering into connected transactions by the Company were in compliance with the requirements under the Hong Kong Listing Rules. The contracts of connected transactions observed the principles of fairness and integrity, without acts impairing the interests of the shareholders and the Company.

(VII)	Review of Self-assessment Report on Internal Control

During the year, the Supervisory Committee attended work meetings of the Audit Committee of the Board and listened to reporting in respect of the Company's internal control and examination and fully performed its role of guidance and supervision. The Supervisory Committee reviewed "2010 Self-assessment Report on Internal Control of the Company" and the "Directors' Draft Workings in respect of the Review of 'Directors' Self-assessment Report in respect of Internal control of the Company'", and is of the opinion that the Company has established and maintained internal controls relating to the financial reporting in accordance with the requirements of "Basic Principles of Corporate Internal Control" and"Guidelines on Internal Control for Companies Listed on the Shanghai Stock Exchange", thereby ensuring the truthfulness, completeness and reliability of the information contained in the financial report and preventing risks of material misstatements.

In 2011, the Supervisory Committee will perform the duties of the Company's standing supervisory body in a diligent manner in accordance with the terms of reference prescribed by the Articles of Association. The Supervisory Committee will also perform its duty of supervising the Company's operation, the discharge of responsibilities by directors and management, and aspects of finance of the Company and so forth. The Supervisory Committee will also be responsible for the supervision of the Board and its members and the senior management, to prevent them from abusing their power and authorities and from jeopardizing the legal interests of the shareholders, the Company and its staff.

By Order of the
Supervisory Committee
Ao Hong
Chairman of the Supervisory Committee

Report on Corporate Governance and Internal Control

Corporate Governance Practices

The Board has reviewed its corporate governance documents and internal control guidelines, and is of the view that, except for the overlapping roles of Chairman and CEO being performed by the same person, the Company has been in compliance with the code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Hong Kong Listing Rules and the Guidelines of the Shanghai Stock Exchange for the Internal Control of Listed Companies ("Internal Control Guidelines").

The Directors believe that, save for the principle regarding the segregation of the roles of Chairman and CEO, the Articles of Association, the scope of responsibilities of the Audit Committee, the scope of responsibilities of the Supervisory Committee and the Codes on Securities Dealings by Directors, Supervisors and Specified Employees, which constitute the framework for the codes on corporate governance of the Company, have covered the principles and the code provisions of the CG Code as set out in Appendix 14 to the Hong Kong Listing Rules and the Guidelines of the Shanghai Stock Exchange for the Internal Control of Listed Companies. The internal corporate governance documents of the Company are more stringent than the CG Code and the Internal Control Guidelines in the following areas:

1.

In addition to the Independent Audit Committee, Remuneration Committee and Nomination Committee, the Company has also established the Development and Planning Committee, Disclosure Committee, Executive Committee and Occupational Health and Safety and Environment Committee.

2.

All members of the Independent Audit Committee were Independent Non-executive Directors, of whom Mr. Zhu Demiao, the Chairman, possesses extensive professional experience in finance, auditing and capital management and is the financial expert of the Board.

Securities Transactions by the Directors, Supervisors & Relevant Employees

The Board has formulated written guidelines on securities transactions by the Directors, Supervisors and relevant employees of the Company, the terms of which are more stringent than the required standards set out in the Model Code under Appendix 10 of the Hong Kong Listing Rules and the Listing Rules of the Shanghai Stock Exchange. Following a specific enquiry by the Company, all Directors, Supervisors and relevant employees have confirmed their compliance with the required standards set out in the written guidelines.

The Board

During the year, the third session of the Board of the Company consisted of nine Directors, with four executive Directors, namely Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin, one Non-executive Director, Mr. Shi Chungui, and four independent non-executive Directors, namely Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao. Mr. Xiong Weiping was the Chairman and CEO. On June 22, 2010, at the 2009 annual general meeting of the Company, four executive Directors, namely Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin, two non-executive Directors, namely Mr. Shi Chungui and Mr. Lv Youqing and three independent non-executive Directors, namely Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao were elected as Directors of the fourth session of the Board of the Company. As Mr. Kang Yi, the former independent non-executive Director of the Company, had served as an independent non-executive Director of the Company for six consecutive years and in accordance with the PRC law, he could not continue to hold such position and retired from office after the 2009 Annual General Meeting convened on June 22, 2010. Mr. Xiong Weiping was elected as the Chairman of the fourth session of the Board of the Company at the first meeting of the fourth session of the Board of the Company held on the same day. Due to personal reason, Mr. Chen Jihua resigned on October 28, 2010 from his positions as executive Director, Vice President, Chief Financial Officer, member of the Executive Committee and member of the Development and Planning Committee of the Company. The Company published an announcement regarding the matters of his resignation on October 29, 2010.

The Board confirmed that it has received the annual written confirmation of independence from each independent non-executive Director pursuant to Rule 3.13 of the Hong Kong Listing Rules, and after due enquiry, considered that Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao were independent.

Code Provision A.2.1 under Appendix 14 of the Hong Kong Listing Rules stipulates that the roles of Chairman and CEO should be separate and should not be performed by the same individual. Mr. Xiong Weiping is Chairman and CEO of the Company. The Board believes that vesting the roles of both Chairman and CEO in the same person provides the Company with strong and consistent leadership and allows for effective and efficient planning and implementation of business decisions and strategies. The Board believes that such arrangement will not have negative influence on the balance of rights and authorizations between the Board and the management of the Company.

Each Director acted in the interests of the shareholders, and used his best endeavors to perform the duties and obligations in accordance with all the applicable laws and regulations. The duties of the Board include: deciding on the Company's business plans and investment proposals, formulating the Company's profit distribution and loss recovery proposals, determining the Company's capital operation proposals, and implementing shareholders' resolutions, etc.

The Chairman was responsible for ensuring that the Directors perform their requisite duties and obligations, and maintaining effective operation of the Board, as well as ensuring timely discussion of all major matters. The Chairman has separately discussed with the Non-executive Directors, and fully understood their opinions and advices on the operation of the Company and the work of the Board.

The Secretarial Office of the Board offered comprehensive services to the Directors and provided all the Directors with sufficient information on a timely basis in order to enhance their understanding of the Company. It also effectively maintained communications with shareholders to ensure that their views have reached the Board.

The Company has appointed a sufficient number of independent non-executive Directors with suitable professional qualifications, such as expertise in accounting or financial management, in accordance with the requirements of the Hong Kong Listing Rules. The three independent non-executive Directors of the Company were independent. They are professionals with extensive experience in the respective fields of finance and economics. They have diligently provided the Company with professional advice with respect to the steady operation and development of the Company. They have also coordinated with the Company for the purpose of safeguarding the interests of the Company and its shareholders.

Details of attendance of the independent non-executive Directors at Board meetings are as follows:

	Required
	Attendance at
Name of independent	physical Board	Attendance	Attendance
non-executive Director	meetings for 2010	in person	by proxy	Absence
	(number of times)	(number of times)	(number of times)	(number of times)

Kang Yi (Retired)	2	1	1	0
Zhang Zhuoyuan	5	5	0	0
Wang Mengkui	5	4	1	0
Zhu Demiao	5	3	2	0

During the year, the independent non-executive Directors of the Company did not raise any objection to the resolutions proposed at Board meetings and other meetings.

Other than their appointments in the Company, none of the Directors, Supervisors or the senior management has any financial, business, family or other significant relationships with each other.

Other than their respective service contracts, none of the Directors or the Supervisors has any significant personal interest, direct or indirect, in the material contracts entered into by the Company or any of its subsidiaries during 2010.

In 2010, the Company held twelve Board meetings, including five physical meetings and seven meetings by means of telecommunications. The average attendance rate of all Directors, including Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (resigned on October 28, 2010), Mr. Liu Xiangmin, Mr. Shi Chungui, Mr. Lv Youqing, Mr. Kang Yi (retired on June 22, 2010), Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao at the five physical Board meetings was 100% (including attendance by proxy). Details of the physical meetings were recorded by a designated person, and the approved proposals were passed as Board resolutions, which were recorded and filed in accordance with relevant laws and regulations. The work of the Board in 2010 mainly included:

*	Review of the Company's annual, interim and quarterly results reports;

*	Review of the annual production and business plans and budget;

*	Review of the annual profit distribution proposal;

*	Review of the matters regarding the issue of shares and bonds;

*	Review of the Company's continuing connected transactions over the next three years;

*	Review of the amendments to the Articles of Association;

*	Review of the composition of each special committee under the Board; and

*	Review of the Company's remuneration proposal for Directors, Supervisors and senior management, etc.

Particulars of each Board meeting in 2010 are as follows:

(1)

On February 9, 2010, the Board convened the 18th meeting of the third session of the Board by means of telecommunications. The Board considered and approved the resolution relating to the entering into of a framework agreement between the Company and GIIG Holdings Sdn Bhd of Malaysia, for the joint construction of an aluminum plant. The announcement of the resolution was published on Shanghai Securities News, Securities Times and the PRC designated websites and disclosed on the website of the Hong Kong Stock Exchange on February 9.

(2)

On March 26, 2010, the Board convened the 19th meeting of the third session of the Board. The Board considered and approved a total of nineteen resolutions including the 2009 annual report, the proposed non-distribution of dividends for year 2009, 2010 budget, capital expenditure plan and financing plan, the candidates for Director of the fourth session of the Board of the Company, annual remuneration for Directors, Supervisors and senior management of the Company for 2010, the amendments to the Articles of Association, issuance of short term financing bonds and medium-term notes, and Report of Corporate Social Responsibility and Self-assessment Report on Internal Control of the Company. The announcement of the resolutions was published on Shanghai Securities News, Securities Times and the PRC designated websites and disclosed on the website of the Hong Kong Stock Exchange on March 27.

(3)

On April 20, 2010, the Board convened the 20th meeting of the third session of the Board. The Board considered and approved the resolution in relation to the 2010 First Quarterly Report. The announcement of the resolution was published on Shanghai Securities News, Securities Times and the PRC designated websites and disclosed on the website of the Hong Kong Stock Exchange on April 20, 2010.

(4)

On May 7, 2010, the Board convened the 21st meeting of the third session of the Board by means of telecommunications. The Board considered and approved the resolutions namely, resolutions in relation to the reappointment of auditors of the Company for the year 2010. The announcement of the resolutions was published on Shanghai Securities News, Securities Times and the PRC designated websites and disclosed on the website of the Hong Kong Stock Exchange on May 7, 2010.

(5)

On June 22, 2010, the Board convened the first meeting of the fourth session of the Board. The Board considered and approved 11 resolutions including resolutions in relation to the election of the Chairman of the fourth session of the Board of the Company, the appointment of the Chief Executive Officer of the Company, the appointment of the members of the Executive Committee of the Company, the appointment of the President, Vice President and Chief Financial Officer of the Company, the appointment of the Secretary to the Board of the Company and the appointment of the members of each special committee under the Board. The announcement of the resolutions was published on Shanghai Securities News, Securities Times and the PRC designated websites and disclosed on the website of the Hong Kong Stock Exchange on June 22, 2010.

(6)

On July 29, 2010, the Board convened the 2nd meeting of the fourth session of the Board by means of telecommunications. The Board considered and approved the resolution in relation to the joint development by the Company and Rio Tinto of the Simandou iron ore project located in Guinea, West Africa. The announcement of the resolution was published on Shanghai Securities News, Securities Times and the PRC designated websites and disclosed on the website of The Hong Kong Stock Exchange Limited on July 29, 2010.

(7)

On August 10, 2010, the Board convened the 3rd meeting of the fourth session of the Board by means of telecommunications. The Board considered and approved the resolution in relation to the preparatory work of the Company's participation in the coal resources integration project in Jiexiu, Shanxi.

(8)

On August 23, 2010, the Board convened the 4th meeting of the fourth session of the Board. The Board considered and approved the resolution regarding the 2010 interim report of the Company and the proposed non-distribution of 2010 interim dividends. The announcement of the resolutions was published on Shanghai Securities News, Securities Times and the PRC designated websites and disclosed on the website of the Hong Kong Stock Exchange on August 23, 2010.

(9)

On October 25, 2010, the Board convened the 5th meeting of the fourth session of the Board. The Board considered and approved five resolutions in relation to the 2010 third quarterly report of the Company, the expansion of business scope of the Company and the corresponding amendments to the Articles of Association, the counter guarantee in favour of Chinalco for its guarantee provided for the Simandou project located in Guinea, West Africa, and the approval of the Company's participation in the coal resources integration project in Jiexiu, Shanxi. The announcement of the resolutions was published on Shanghai Securities News, Securities Times and the PRC designated websites and disclosed on the website of The Hong Kong Stock Exchange Limited on October 25, 2010.

(10)

On November 22, 2010, the Board convened the 6th meeting of the fourth session of the Board by means of telecommunications. The Board considered and approved the resolution in relation to the 2010 Performance Appraisal and Remuneration Allocation System for the Members of the Management Team of Aluminum Corporation of China Limited.

(11)

On December 10, 2010, the Board convened the 7th meeting of the fourth session of the Board by means of telecommunications. The Board considered and approved the resolution relating to the proposal to adjust the term of depreciation for the Company's fixed assets. The announcement of the resolution was published on Shanghai Securities News, Securities Times and the PRC designated websites and disclosed on the website of The Hong Kong Stock Exchange Limited on December 10, 2010.

(12)

On December 29, 2010, the Board convened the 8th meeting of the fourth session of the Board by means of telecommunications. The Board considered and approved resolutions such as the proposed acquisition of 9.5% equity interests in China Aluminum International Trading Co., Ltd. by the Company and the proposed issue of debt financing instruments of the Company. The announcement of the resolutions was published on Shanghai Securities News, Securities Times, the PRC designated websites and disclosed on the website of The Hong Kong Stock Exchange Limited on December 29, 2010.

Implementation of Shareholders' Resolutions by Directors:

During the year, all Board members of the Company implemented the shareholders' resolutions and completed all matters delegated by the general meeting in accordance with provisions of the relevant laws and regulations and the Articles of Association.

The major agendas of the half yearly and yearly Board meetings were determined in the previous year to ensure all Directors had the opportunity to propose matters to be discussed at the meetings. Notice would be given to the Directors fourteen days before the meeting and the proposed resolutions of the Board would be provided to the Directors ten days prior to the meeting, which gave them sufficient time to review the resolutions.

The Board attached great importance to the influence on the Company's development strategy caused by the changes of the external environment. In 2009, the Company swiftly adjusted its development strategies and adopted contingency measures to reduce losses of profit arising from the global financial turmoil.

The total remuneration, including the basic salary, performance-linked salary, incentive-linked salary and discretionary bonus of the Directors in 2010 amounted to RMB4.01 million, among which independent non-executive Directors are only entitled to receive director's fees but not other remuneration.

The remuneration of each Director for the year is set out in note 31 to the consolidated financial statements.

As of December 31, 2010, no stock appreciation rights scheme had been adopted by the Company.

Audit Committee

The Audit Committee has been established under the Board. Its duties are mainly to review the financial reports, audits of financial reports, internal control system, corporate governance and financial position of the Company, consider the appointment of independent auditors and approve audit and audit-related services, and supervise the Company's internal financial reporting procedures and management policies.

The Audit Committee of the third session of the Board of the Company consisted of four independent non-executive Directors, including Mr. Zhu Demiao, Mr. Kang Yi, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui, with Mr. Zhu Demiao as the chairman of the Committee. Mr. Kang Yi retired as an independent non-executive Director of the Company at the conclusion of the annual general meeting held on June 22, 2010 as a result of the expiry of his term of office. Mr. Zhu Demiao, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui have been appointed as the members of the Audit Committee of the fourth session of the Board of the Company and Mr. Zhu Demiao was appointed as the chairman of the committee upon consideration and approval on the first meeting of the fourth session of the Board on June 22, 2010. The term of office of the Audit Committee members will expire at the conclusion of the Company's 2012 Annual General Meeting.

In accordance with its work rules, the committee would hold at least four meetings annually to review the accounting policies, periodic financial reports, internal control and relevant financial issues, and connected transactions of the Group, so as to ensure completeness, accuracy and fairness of the Company's financial statements and other relevant information. In 2010, the Audit Committee held six meetings in total with an average attendance rate of 100% (including attendance by proxy) based on the current four members, of which, Mr. Zhu Demiao, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui attended all the meetings in person, while Mr. Kang Yi attended twice in person.

In 2010, major duties of the Audit Committee were as follows:

1.	Supervised the Company's financial reporting, and considered the Company's annual, interim and quarterly financial reports;

2.	Considered the Annual Work Report of the Audit Committee;

3.	Considered the Annual and Half-year Anti-fraud Work Report of the Company;

4.	Considered the Self-assessment Report on Internal Control of the Company;

5.	Considered the Annual Risk Assessment Report of the Company;

6.	Supervised the accounting system of the Company, including in relation to the deployment of accounting and financial staff, and considered the Company's Report on Improvement in Internal Control; and

7.	Considered the work report of the auditors.

Details of the meetings were recorded by a designated person with signatures of all members as confirmation, and all resolutions passed at each meeting were recorded and filed in accordance with relevant rules. Members of the committee performed their duties diligently and provided recommendations in relation to the operation and management, financial reports, internal control and production operation of the Company from an independent and impartial perspective.

The Company has established work procedures for the Audit Committee for the performance of its supervisory role in auditing. Before the external auditors commenced its annual audit, the Audit Committee reviewed the Company's financial position and negotiated with the external auditors about audit timetable for the year. Throughout the audit by the external auditors, the Audit Committee maintained communications with them and ensured completion of audit within the designated timeframe. The Audit Committee further reviewed the financial report of the Company after the external auditors issued their preliminary audit opinions, before finalising their recommendations for submission of the audited financial report to the Board of the Company for review; the committee also resolved on the reappointment of the auditors of the Company for the year 2010 which was further submitted to the Board for review.

The Audit Committee and the management discussed the internal control system of the Company, so as to make sure that the management had performed their duties in establishing an effective internal control system, which included considering whether or not the Company had sufficient resources with qualified and experienced staff to perform accounting and financial reporting duties, and whether or not relevant staff were well trained and the relevant budget was sufficient.

The Audit Committee is of the view that the Company had complied with the requirements of the above corporate internal control system during the year.

Remuneration Committee and Nomination Committee

Remuneration Committee and Nomination Committee have been established under the Board.

The Remuneration Committee of the third session of the Board consisted of four independent non-executive Directors, namely Mr. Kang Yi, Mr. Zhu Demiao, Mr. Wang Mengkui and Mr. Zhang Zhuoyuan. Mr. Kang Yi was the chairman of the Committee. On June 22, 2010, the Remuneration Committee of the fourth session of the Board consisted three independent non-executive Directors, namely Mr. Zhu Demiao, Mr. Wang Mengkui and Mr. Zhang Zhuoyuan and one non-executive Director, namely Mr. Lv Youqing. Mr. Zhang Zhuoyuan is the chairman of the committee. Duties of the Remuneration Committee include:

1.	Review and discuss the Company's remuneration policies for Directors, Supervisors and senior management;

2.	Review operation results indicators and the performance assessment management measures of the Executive Committee;

3.	Review and discuss the Company's remuneration and bonus policies for members of the Executive Committee and senior management;

4.	Provide advice on other material events regarding remuneration.

The Remuneration Committee of the third session of the Board held one meeting in 2010 which was attended by Mr. Kang Yi, Mr. Zhu Demiao, Mr. Wang Mengkui and Mr. Zhang Zhuoyuan. The attendance rate for the meeting was 100%. Mr. Zhu Demiao, Mr. Wang Mengkui, Mr. Zhang Zhuoyuan and Mr. Lv Youqing attended the first meeting of the Remuneration Committee of the fourth session of the Board. The attendance rate for the meeting was 100%. Details of the meeting convened by the Remuneration Committee of the Company in 2010 were as follows:

The 4th meeting of the Remuneration Committee of the third session of the Board was held on March 26, 2010, at which the committee considered the proposals including the basic framework of remuneration standards for 2010 and renewal of liability insurance for years 2010-2011 for the Company's Directors, Supervisors and other senior management members, and formed relevant resolutions.

On November 15, 2010, the Remuneration Committee held the first meeting of the fourth session of the Board by means of a written resolution, at which the committee considered and approved the 2010 Performance Appraisal and Remuneration Allocation System of the Members of the Management Team of Aluminum Corporation of China Limited, which further specified the annual remuneration standards, performance appraisal and award system for three senior management positions including Chief Executive Officer, President and Vice President (Chief Financial Officer), which were also considered and approved at the 6th meeting of the fourth session of the Board of the Company held on November 22, 2010.

The third session of the Nomination Committee consisted of two executive Directors, Mr. Xiong Weiping and Mr. Luo Jianchuan, as well as two independent non-executive Directors, Mr. Kang Yi and Mr. Zhang Zhuoyuan, with Mr. Xiong Weiping as the chairman of the committee. On June 22, 2010, two executive Directors, Mr. Xiong Weiping and Mr. Luo Jianchuan, as well as three independent non-executive Directors, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao, were elected as the new session of the Nomination Committee under the fourth session of the Board of the Company, with Mr. Xiong Weiping as the chairman of the committee. Duties of the Nomination Committee include:

1.	Discuss and recommending candidates for independent directors of the Board;

2.	Discuss and recommending members of the Board or other personnel to be candidates for members of special committees;

3.	Prepare the appointment procedures and re-election plan for members of the Executive Committee and other senior management members;

4.	Provide advice to the appointment and dismissal of the members of the Executive Committee and other senior management members;

5.	Provide advice to the appointment and dismissal of other personnel which is considered important.

The procedures for appointment of new Directors of the Company are: the Nomination Committee of the Board nominates a director candidate for consideration and approval of the Board, which is then put forward for election at a general meeting.

Mr. Xiong Weiping succeeded as the chairman of the Nomination Committee after being appointed as an executive Director at the 2008 Annual General Meeting, and was re-appointed to undertake the above positions at the 2009 Annual General Meeting.

The Nomination Committee held two meetings in 2010 and all members attended the meetings (including attendance by proxy). Details of the meetings convened by the Nomination Committee in 2010 were as follows:

*

The 7th meeting of the third session of the Nomination Committee of the Company was held on March 26, 2010, at which the candidates nominated for the fourth session of the Board of the Company were considered by the committee and relevant resolutions were formed.

*

The first meeting of the Nomination Committee of the fourth session of the Board was held on June 22, 2010. The Nomination Committee considered the nomination of CEO and the members of Executive Committee; the nomination of the candidates for President, Vice President, Chief Financial Officer and Secretary to the Board; the nomination of the candidates for the Remuneration Committee, Audit Committee, Development and Planning Committee, Occupational Health and Safety and Environment Committee and formed relevant resolutions.

Details of each meeting of the Remuneration Committee and Nomination Committee were written down by a designated person. All issues approved in the meetings were recorded and filed in compliance with relevant laws and regulations.

Development and Planning Committee

The Development and Planning Committee has also been established under the Board. The committee consists of executive Directors, namely, Mr. Luo Jianchuan and Mr. Liu Xiangmin with Mr. Luo Jianchuan as the chairman of the committee. Duties of the Development and Planning Committee include reviewing and evaluation of the Company's development, financial budget, investment, business operation and strategic plan of annual investment returns. The Development and Planning Committee has operated in an orderly manner in accordance with its procedural rules.

Executive Committee

The Board has established the Executive Committee, which comprises Mr. Xiong Weiping (Chairman), Mr. Luo Jianchuan (President), Mr. Liu Xiangmin (Executive Director), Mr. Ding Haiyan (Vice President), Mr. Jiang Yinggang and Mr. Xie Hong. Mr. Xiong Weiping and Mr. Luo Jianchuan served as the chairman and vice chairman of the current session of the Executive Committee respectively. Mr. Liu Caiming (Senior Vice President and Chief Financial Officer) was appointed as a member of the Executive Committee on February 23, 2011.

Information Disclosure and Disclosure Committee

Great importance is attached by the Company to accurate, timely, fair and transparent disclosure of information. All information (including annual and interim results) to be disclosed would be subject to the approval of the Company's Disclosure Committee with the CEO as its Chairman. For the purpose of disclosure of financial statements and related information, the Chief Financial Officer will ensure that the Company's results and financial position will be reflected on a true and fair basis in accordance with the relevant accounting principles and requirements.

Occupational Health and Safety and Environment Committee

The establishment of Occupational Health and Safety and Environment Committee was approved, and the committee was established on the 19th meeting of the third session of the Board of the Company held on March 26, 2010. Occupational Health and Safety and Environment Committee comprises Directors, Mr. Lv Youqing and Mr. Liu Xiangmin, with Mr. Lv Youqing as the chairman. Duties of Occupational Health and Safety and Environment Committee include consideration of the Company's annual planning on health, environmental protection and safety, supervision of the Company's actual implementation of the planning on health, environmental protection and safety initiatives, inquiring into serious incidents and inspecting and supervising over the handling of such incidents, as well as making recommendations to the Board on major decisions on health, environmental protection and safety. The Occupational Health and Safety and Environment Committee has operated in an orderly manner in accordance with its procedural rules.

Supervisory Committee

The third session of the Supervisory Committee of the Company consisted of three members, with one employee representative supervisor being elected by the employees. The Supervisory Committee was responsible for supervising the Board and its members and senior management, in order to prevent them from abusing their authorities and violating the legitimate interests of shareholders, the Company and its staff. Tenures of all members of the third session of the Supervisory Committee of the Company expired at the conclusion of the 2009 Annual General Meeting of the Company. As recommended by Chinalco, the controlling shareholder of the Company, Mr. Ao Hong and Mr. Zhang Zhankui were nominated as the candidates for Supervisors of the fourth session of the Supervisory Committee of the Company. Upon nomination at the 19th meeting of the third session of the Board of the Company on March 26, 2010, the appointments of Mr. Ao Hong and Mr. Zhang Zhankui as the shareholder representative Supervisors of the fourth session of the Supervisory Committee of the Company were considered and approved at the 2009 Annual General Meeting of the Company held on June 22, 2010, with a term of office expiring at the conclusion of the 2012 Annual General Meeting. As recommended by the Company and democratically elected by the employees of the Company, Mr. Yuan Li has been appointed as the employee-representative Supervisor of the fourth session of the Supervisory Committee of the Company, with a term of office expiring at the conclusion of the 2012 Annual General Meeting. In 2010, the Supervisory Committee convened five meetings, at which the committee reviewed the Company's financial position and the legal compliance of its operations as well as diligence of the senior management, and kick-started all tasks on the principle of good faith.

General Meetings

General meeting is the highest authority of the Company. It provides a good opportunity for direct communications and building a sound relationship between the Board and the shareholders of the Company. Therefore, the Company attaches great importance to such meetings. In 2010, the Company convened two general meetings, one class meeting for holders of A shares and one class meeting for holders of H shares, namely:

*	2009 Annual General Meeting held on June 22, 2010;

*	2010 First Extraordinary General Meeting held on August 23, 2010;

*	2010 First Class Meeting for Holders of A Shares held on August 23, 2010;

*	2010 First Class Meeting for holders of H Shares held on August 23, 2010.

All meetings mentioned above were convened and held in the conference room of the Company at No. 62, North Xizhimen Street, Beijing. The meetings mainly considered and approved the following:

*	the Director's Report, Report of Supervisory Committee and Consolidated Financial Report for 2009;

*	the proposed non-distribution of final dividends for year 2009 and interim dividends for 2010;

*	the election of the Directors of the fourth session of the Board and the Supervisors of the fourth session of the Supervisory Committee of the Company;

*	the year 2010 remuneration proposal for the Company's Directors and Supervisors;

*	the expansion of business scope of the Company and the corresponding amendments to the Articles of Association;

*	the issue of short term financing bonds and medium term notes;

*	the general mandate granted to the Board of the Company to issue H shares; and

*	the one-year extension of the validity period of the relevant resolutions and authorisation for the issue of non-public offering of A shares of the Company.

On the whole, all resolutions were approved with an average approval rate of 99.08%.

The Chairman of the Board or person authorized by him presided over such general meetings and explained to the shareholders the procedures for voting before the shareholders considered and voted on each resolution. Notices of the meetings were given to all Directors and Supervisors, and some of whom also attended the general meetings. Members of Audit Committee, Remuneration Committee and Nomination Committee had also been notified to attend the meetings as observers.

Particulars of each general meeting in 2010 were as follows:

(1)

On June 22, 2010, the Company convened the 2009 Annual General Meeting, at which thirteen resolutions were considered and approved, including the Director's Report and Report of Supervisory Committee for 2009, the Audited Financial Statements for 2009, election of Directors of the fourth session of the Board and Supervisors of the fourth session of the Supervisory Committee of the Company, amendments to the Articles of Association, issue of short-term corporate bonds and issue of medium term notes. The announcement of the resolutions was published on Shanghai Securities News, Securities Times and the PRC designated websites and disclosed on the website of The Hong Kong Stock Exchange Limited on June 22, 2010.

(2)

On August 23, 2010, the Company convened the 2010 First Extraordinary General Meeting, at which the proposal in relation to a one-year extension of the validity period of relevant resolutions and authorisation for the non-public offering of A shares of the Company was approved. The announcement of the resolution was published on Shanghai Securities News, Securities Times and the PRC designated websites and disclosed on the website of The Hong Kong Stock Exchange Limited on August 23, 2010.

(3)

On August 23, 2010, the Company convened the 2010 First Class Meeting for Holders of A Shares, at which the proposal in relation to a one-year extension of the validity period of relevant resolutions and authorisation for the non-public offering of A shares of the Company was approved. The announcement of the resolution was published on Shanghai Securities News, Securities Times and the PRC designated websites and disclosed on the website of The Hong Kong Stock Exchange Limited on August 23, 2010.

(4)

On August 23, 2010, the Company convened the 2010 First Class Meeting for Holders of H Shares, at which the resolution in relation to a one-year extension of the validity period of relevant resolutions and authorisation for the non-public offering of A shares of the Company was approved. The announcement of the resolution was published on Shanghai Securities Journal, Securities Times and the PRC designated websites and disclosed on the website of The Hong Kong Stock Exchange Limited on August 23, 2010.

Investor Relations

The Company has established a designated department for investor relations, which is responsible for matters concerning investor relations and has formulated the "Investor Relations Management Measures" to regulate the relationships with the investors. The Company's management maintains close communications with investors, analysts and the media by various means including roadshows, meetings, individual interviews and investors' visits to the Company, thereby further increasing investors' recognition of the Company. In 2010, the Company arranged its senior management to visit investors in two global roadshows and arranged four corporate visits for investors and more than 80 group visits to the Company by investors, and participated in ten investors' meetings arranged by investment banks. In addition, our investor relationships department is also responsible for answering investors' enquiries and replying mails on a timely basis.

As of December 31, 2010, the total market capitalization of the Company was approximately RMB120.9 billion, among which, the market capitalization of A shares subject to trading moratorium was approximately RMB57.28 billion, the market capitalization of tradable A shares was approximately RMB39.86 billion and the market capitalization of H shares was approximately HK$27.96 billion (equivalent to approximately RMB23.79 billion). Note: As of December 31, 2010, the number of issued shares of the Company was 13,524,487,892, including 5,649,217,045 A shares subject to trading moratorium, 3,931,304,879 tradable A shares and 3,943,965,968 H shares. The A share closing price was RMB10.14, and H share closing price was HK$7.09 as of December 31, 2010. For details of classes of shareholders please refer to page 32.

Corporate Management and Internal Control

Corporate management

As and when required, the Company convened Executive Committee meetings, which were chaired by the chairman of the Executive Committee and attended by its members, and the presidential office meetings, which were chaired by the senior management with attendants including department heads from the Company's headquarters. The Company's operation, implementation of investment projects and financial issues were considered and determined at such meetings. The Company's management including managers from branches, subsidiaries, associated companies and department heads from the headquarters convened annual, interim and monthly work meetings in order to summarize and arrange works on a yearly, year-half and monthly basis. The meetings have facilitated the organization, coordination, communication and implementation of the Company's various operations.

Internal control

The Board and the management attached much importance to the establishment and improvement of the internal control system. The Company had fully established and evaluated the relevant internal control system across three spectrums covering the corporate governance and system, business and accounting procedures and information system control in compliance with the requirements of "Basic Principles of Corporate Internal Control" and its implementation guidelines, "Guidelines on Internal Control for Companies Listed on the Shanghai Stock Exchange" and Sarbanes-Oxley, and obtained the audit opinion from the external auditors confirming the effectiveness of the Company's internal control. The internal control system served as a reasonable guarantee of the legal compliance of the operation and management of the company, its asset safety and truthfulness and completeness of its financial reports and relevant information, and increased the operational efficiency and performance of the Company, which safeguarded the smooth implementation of the Company's development strategies.

The internal control system of the Company was applied in various aspects such as production, sales, finance and supply. The Company performed annual reviews on the system in order to track its operation in a timely manner, and revised or abolished some regulations in accordance with relevant PRC laws and regulations and actual conditions of the Company.

As a special committee established under the Board, the Audit Committee of the Company has supervised and inspected the comprehensiveness and implementation of the internal control system of the Company, and regularly discussed with the management on the internal control system in order to ensure that the management had performed its duties to establish an effective internal control system.

The Company set up departments dedicated to daily examination and supervision of internal control, and designated personnel to examine and supervise internal control according to the relevant provisions and conditions of the Company. The department assigned for such purpose inspected and oversaw the periodic internal control test of all functional departments and units in headquarters. At the end of the year, all functional departments and units in headquarters are required to evaluate their internal control and sign a statement for verification. The Board of the Company will also conduct self-evaluation and sign a statement regarding the internal control of the Company as a whole.

In 2010, with reference to the regulatory documents on corporate governance of listed companies issued by regulatory bodies in the PRC, Hong Kong and USA, the Company improved, optimized, testified and evaluated internal control over production and operation, financial management and information disclosure of the Company, in particular those relevant to financial reporting whilst ensuring that the internal control system of the Company was still in effect. The conclusion set out in the management's self-evaluation report on the effectiveness of internal control on financial reporting was valid. Key internal controls exercised by the Company were as follows:

The Company had further improved the internal control system across three spectrums covering corporate governance system, business and accounting procedures and information system control, in compliance with the requirements of the "Basic Principles of Corporate Internal Control" of the Ministry of Finance, "Guidelines on Internal Control for Companies Listed on the Shanghai Stock Exchange" and the U.S. Sarbanes-Oxley Act.

According to the Basic Standards on Internal Control of Corporations issued by Ministry of Finance, the Company streamlined and optimized its internal control on five aspects including internal environment, risk assessment, control activities, information and communication, and internal supervision, based on the changes in the internal and external business environment. The Company also carried out necessary tests to ensure the sustained effectiveness of the system design and operation.

The Company revamped its accounting-related internal control regarding capital management measures in accordance with the relevant laws and regulations of the PRC and the actual conditions of the Company.

Under the authorization of the Board of the Company, the Audit Committee of the Company performed its functions in accordance with the authority given under the Articles of Association and the Work Rules for the Board and formulated the Work Rules for the Audit Committee.

Since the listing of the Company, the finance department of the Company has been preparing the Company's financial reports in accordance with the Hong Kong Financial Reporting Standards and supplemented the reports with the Reconciliation Table under U.S. Standards () in compliance with the requirements of the Hong Kong Stock Exchange and the U.S. Securities and Exchange Commission. In 2007, the U.S. Securities and Exchange Commission issued an order permitting listed companies in the U.S. to prepare its financial reports in accordance with the International Financial Reporting Standards; and agreed that in so doing, companies would be exempted from submitting the supplementary Reconciliation Table under U.S. Standards ().

Auditor's Remuneration

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Company Limited (collectively, "PricewaterhouseCoopers Firms") were re-appointed as the Company's international and domestic independent auditors, respectively, at the last Annual General Meeting for a term ending on the date of the next Annual General Meeting. Aggregate fees in respect of audit and audit related services provided by PricewaterhouseCoopers Firms during the year were RMB16.4 million.

Directors' and Auditors' Acknowledgment

All directors acknowledged their responsibility for preparing the accounts for the year ended December 31, 2010.

For auditors' reporting responsibilities, please refer to the auditors' report.

Compliance and Exemption of Corporate Governance Obligations Imposed by New York Stock Exchange

Based on its Listing Rules, New York Stock Exchange ("NYSE") imposed a series of corporate governance standards for companies listed on the NYSE. However, NYSE has granted permission to listed companies of foreign issuers to follow their respective "home country" practice and has granted waivers for compliance with corporate governance standards. One of the conditions for such waiver is for the listed company to disclose in its annual report how the corporate governance practices in its "home country" differ from those followed by companies under NYSE listing standards.

The Company had compared the corporate governance standards generally adopted by the companies incorporated in the PRC and the standards developed by NYSE, as follows:

Independent Directors Constituting the Majority

NYSE requires that the board of a listed company must comprise a majority of independent directors. There is no identical corporate governance requirement in the PRC. The Board of the Company currently comprises three independent directors and five non-independent directors which is in compliance with the requirement by the PRC securities regulatory authorities that the board of a listed company shall comprise at least one-third of independent directors.

Corporate Governance Committee

NYSE requires a listed company to establish a Corporate Governance Committee which comprises entirely of independent directors. The Corporate Governance Committee shall be co-established with the Nomination Committee and have a written charter. The Corporate Governance Committee is responsible (i) for recommending to the board a set of corporate governance guidelines applicable to the corporation; and (ii) for supervising the operation of the board and the management. The Corporate Governance Committee shall also be subject to evaluation annually.

Like most of the other companies incorporated in the PRC, the Company believes that corporate governance measures are of critical importance and should be implemented by the Board. The Company accordingly does not separately maintain a Corporate Governance Committee.

Significant Events

(1)	Corporate Governance

The Company has strictly complied with the requirements of the Company Law, the Securities Law, relevant provisions of China Securities Regulatory Commission and Shanghai Stock Exchange Listing Rules ("Shanghai Stock Exchange Listing Rules") and seriously performed its governance obligations in line with the requirements of the relevant documents issued by CSRC. The Company has also strictly complied with requirements on corporate governance under the Hong Kong Listing Rules.

The Company will continue to be in strict compliance with the requirements of the relevant regulatory bodies including the CSRC, Beijing Securities Regulatory Bureau, the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The Company will consistently optimize every measures of corporate governance in compliance with regulations and take initiatives to further enhance the corporate governance and internal control system of the Company. Aiming at protecting the interest of shareholders of the Company, the Company will maintain consistent, stable and sound developments and to use satisfactory performance results to return to the society and its shareholders. The Company will also continue to comply with requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, and in relation to its controlling shareholder, the Company has completely separated its business, staff, assets, organization and finance from the controlling shareholder. The Company has independent and complete business and its own operations.

(2)	Material Acquisitions

On July 29, 2010, the Company, Rio Tinto plc and Rio Tinto Iron Ore Atlantic Limited, an affiliate of Rio Tinto plc, entered into a Joint Development Agreement for the development and operation of a premium open-pit iron ore mine located in Guinea, West Africa (the "Simandou Project"). Pursuant to the agreement, the Company (via its subsidiary) will acquire by stages up to 47% equity interests in a joint-venture company to be incorporated by Rio Tinto, to which Rio Tinto will transfer its entire 95% equity interest in the Simandou Project. The total consideration of USD1.35 billion (equivalent to approximately RMB9.17 billion) for the acquisition will be paid in installments by the Company fulfilling the sole funding obligation for the development of the Simandou Project over a period of approximately 3 to 5 years. Such project is in active progress.

The Company had no other material acquisition that is required to be disclosed during the year.

(3)	Trust Arrangement

The Company had no trust arrangement required to be disclosed during the year.

(4)	Sub-contracting

The Company had no sub-contracting arrangement required to be disclosed during the year.

(5)	Guarantees

In 2004, the Company and Shanxi Aluminum Plant Subbranch, China Construction Bank, entered into a Guarantee Contract, whereby the Company provided joint liability guarantee for the loan of RMB1.02 billion made to Shanxi Huaze, a subsidiary controlled by the Company. The guarantee would expire following two years upon the expiry of the debt performance period under the principal contract.

On October 25, 2010, the Board of the Company approved the resolution relating to the provision of counter guarantee for the guarantee provided by Chinalco in respect of the Simandou Project located in Guinea, west Africa.

Save as aforesaid, there was no other external guarantees provided by the Company which are required to be disclosed.

(6)	Fund Management

There was no fund under the management of third parties that is required to be disclosed during the year.

(7)	Performance of Undertakings

The undertakings made by Chinalco during or subsisting in the year were as follows:

Upon the offering of A shares, Chinalco's undertakings were principally related to the non-competition undertakings of Chinalco, including:

(1)

Chinalco will arrange to dispose of its aluminum fabrication business, or the Company will acquire the aluminum fabrication business from Chinalco, and acquire the pseudo-boehmite business from Chinalco within a certain period of time following the listing of the Company's A shares.

(2)

the injection of quality aluminum assets (including but not limited to assets and equity interest of its aluminum, aluminum fabrication and other businesses) as and when appropriate, in order to further optimize the Company's industry chain.

To date, both Shanxi Aluminum Plant, a wholly-owned company of Chinalco, and the Shandong branch of the Company had minor activities in the pseudo-boehmite market. However, as the pseudo-boehmite business was not among the principal activities of the Company, the revenue from this segment made up an insignificant portion of the Company's revenue. Further, the sales locations of pseudo-boehmite of Shandong branch and Shanxi Aluminum Plant are different. In this regard, the competition between Chinalco and the Company in respect of pseudo-boehmite business is limited.

As a result of the immature market conditions, Chinalco proposes not to inject the pseudo-boehmite business to the Company's portfolio for the time being.

When condition becomes mature, the Chinalco will continue to duly complete the matters undertaken within the time limit.

(8)	Punishments and Rectifications Involved by Listed Companies and Their Directors, Supervisors, Senior Management, Shareholders, and De Facto Controllers

During the year, the Company and its Directors, Supervisors, senior management, shareholders, and de facto controller were not under any investigation, administrative punishment, public criticism from CSRC and public censures from stock exchanges.

(9)	Explanation of Other Significant Events

Non-public Offering of A Shares

On June 30, 2009, the resolution of proposed non-public offering of A shares to no more than ten target subscribers was approved by the Board of the Company, details of which are as follows: not more than 1 billion RMB denominated ordinary shares (A shares) would be issued. The issue price of A shares to be offered will be not less than 90% of the average trading price of the A shares of the Company in the 20 trading days immediately preceding the pricing determination date. The implementation of the proposal was approved by the shareholders at the extraordinary general meeting, Class Meeting for Holders of A Shares and Class Meeting for Holders of H Shares held on August 24, 2009. Period of validity of the resolutions which approved the offering: 12 months from the date of the resolutions passed at the extraordinary general meeting, Class Meeting for Holders of A Shares and Class Meeting for Holders of H Shares. The non-public offering of A shares of the Company was also approved by the China Securities Regulatory Commission ("CSRC") on April 12, 2010, with a validity period of six months starting from the approval date. Since the resolution related to the A Share Issue approved on the general meeting had been expired on August 23, 2010, at the extraordinary general meeting held on the same date, it was considered and approved that the validity period of relevant resolutions and authorisation in respect of the non-public offering of A shares of the Company be extended for one year to August 22, 2011. Due to the proposed adjustments in the issue price and use of proceeds, the Board of the Company resolved on January 30, 2011 a new issue plan and a new extraordinary general meeting, Class Meeting for Holders of A Shares and Class Meeting for Holders of H Shares, and upon approval by the shareholders, the Company will apply to CSRC for issue of not more than 1 billion A shares.

A New Round of Negotiation for Aurukun Project

Since entering into a development agreement ("Development Agreement") between the Company and the Queensland State Government of Australia ("Queensland State Government") for the project of exploration and development of the Aurukun bauxite resources on March 23, 2007, there had been apparent adverse changes in the globe aluminum industry. Under the framework of the Development Agreement for exploration and development, the progress of the Aurukun Project had been hindered by various unfavorable factors. To resolve the issue, both the Company and the Queensland State Government entered into active negotiations and both parties agreed that the Development Agreement be automatically terminated after its expiration date (i.e. June 30, 2010). Upon the termination of the Development Agreement, the Group has entered into a new round of negotiations with the Queensland State Government in respect of the project of exploration and development of the Aurukun bauxite resources.

Details of the project of exploration and development of the Aurukun bauxite resources are set out in Note 8 to the consolidated financial statements.

Connected Transactions

The connected transactions (as defined in the Hong Kong Listing Rules and the Listing Rules of the Shanghai Stock Exchange) undertaken by the Group during the year should comply with and be in line with relevant requirements as required by Hong Kong Listing Rules and the Listing Rules of Shanghai Stock Exchange.

Continuing Connected Transactions

Set out below are the annual caps for the continuing connected transactions and the actual transaction amounts incurred by the Group in 2010. For the year ended December 31, 2010, the continuing connected transactions of the Company were calculated on a aggregated basis as follows

	Aggregated	Percentage of
	consideration	turnover
	(For the year	(For the year
	ended	ended
	December 31,	December 31,	Annual cap
Transaction	2010)	2010)	for the year 2010
	(in RMB million)		(in RMB million)

Transactions Expenditure:

(A)	Comprehensive Social and	264	0.22%	880
	Logistics Services Agreement
	(Counterparty: Chinalco)

(B)	Mutual Supply Agreement	4,384	3.62%	4,450
	(Counterparty: Chinalco)

(C)	Provision of Aluminum and	2,473	2.04%	4,200
	Aluminum Alloy Ingots and
	Aluminum Fabrication Services
	Agreement (Counterparty:
	Xinan Aluminum (Group)
	Company Limited
	("Xinan Aluminum"))

(E)	Sale and Purchase Agreement	66	0.05%	450
	(Counterparty: Fujian Nanping
	Aluminum Company Limited
	("Nanping Aluminum"(4)))

(F)	Provision of Alumina and	1,321	1.09%	1,500
	Aluminum Products Agreement
	(Counterparty: Guangxi
	Investment Group Co., Ltd.
	("Guangxi Investment"(3)))

(I)	Mineral Supply Agreement	12	0.01%	890
	(Counterparty: Chinalco)

(J)	Provision of Engineering,	3,503	2.90%	13,500
	Construction and Supervisory
	Services Agreement
	(Counterparty: Chinalco)

(K)	Land Use Rights Leasing	572	0.47%	1,100
	Agreement
	(Counterparty: Chinalco)

(L)	Leases (Counterparty: Chinalco)	72	0.06%	110

(M)	Framework Agreement for	138	0.11%	N/A
	Aluminum Products
	Fabrication Services(5)
	(Counterparty: Chinalco)

Revenue:

(B)	Mutual Supply Agreement	6,402	5.29%	9,500
	(Counterparty: Chinalco)

(C)	Provision of Aluminum and	4,453	3.68%	8,000
	Aluminum Alloy Ingots and
	Aluminum Fabrication Services
	Agreement (Counterparty:
	Xinan Aluminum)

(D)	Long Term Agreement for	538	0.44%	1,500
	Sale and Purchase of Alumina
	(Counterparty:
	Nanping Aluminum(4))

(F)	Provision of Alumina and	1,156	0.96%	1,500
	Aluminum Products Agreement
	(Counterparty: Guangxi
	Investment(3))

(G)	Agreement for Sale and	-	-	500
	Purchase of Aluminum
	Products (Counterparty:
	Guizhou Provincial Materials
	Development and Investment
	Corporation ("Guizhou
	Development"(3)))

(H)	Long Term Sale and Purchase	30	0.02%	500
	Agreement for Alumina
	(Counterparty: Shanxi Guan Lv
	Company Limited) ("Guan Lv")

Notes:

1.	The independent non-executive directors of the Company have reviewed the above transactions and confirmed:

(i)	the transactions have been entered into in the ordinary and usual course of business of the Company;

(ii)	the terms of the transactions are fair and reasonable as far as the Company's shareholders are concerned;

(iii)

the transactions have been entered into on normal commercial terms or, where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, they are on terms no less favourable than those available from or offered to independent third parties; and

(iv)	the transactions have been undertaken in accordance with the terms of relevant agreements governing such transactions.

2.

Pursuant to Rule 14A.38 of the Hong Kong Listing Rules, the Board engaged the auditor of the Company to conduct a limited assurance engagement on the above continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Over Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The auditor has reported their conclusion to the Board stating that:

a.	nothing has come to the auditor's attention that causes the auditor to believe that the disclosed continuing connected transactions have not been approved by the Company's board of directors.

b.

for transactions involving the provision of goods or services by the Group, nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company.

c.

nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

d.

with respect to the aggregate amount of each of the continuing connected transactions set out above, nothing has come to the auditor's attention that causes the auditor to believe that such continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcement dated December 30, 2009 made by the Company in respect of each of the disclosed continuing connected transactions.

3.

Guangxi Investment and Guizhou Development, the promoters of the Company, are no longer connected persons of the Company upon amendments of the Hong Kong Listing Rules on June 3, 2010, whereby a promoter is no longer defined as a connected person of a listed issuer.

The aggregated consideration for the year ended December 31, 2010 do not exclude transactions with Guangxi Investment and Guizhou Development from June 3, 2010 to December 31, 2010.

4.	Nanping Aluminum is no longer a connected person of the Company upon dilution of its shareholding in the relevant subsidiary to below 10%.

5.

For details of continuing connected transaction in respect of aluminum products fabrication services, please refer to section "Continuing Connected Transactions" set out in the "Connected Transactions" in this annual report.

6.

Certain connected transactions in note 36 to the consolidated financial statements also constitute continuing connected transactions (as defined in Chapter 14A of the Hong Kong Listing Rules) pursuant to the Hong Kong Listing Rules.

Further information on the continuing connected transactions of the year

1.	Continuing Connected Transactions

(A)	Comprehensive Social and Logistics Services Agreement

Date:

November 5, 2001

Parties:

Chinalco as provider

the Company as recipient

Existing term:

3 years expiring on December 31, 2012

Nature of Transaction:

(i)

Social Welfare Services: public security and fire fighting services, education and training, schools, hospitals and hygiene, cultural and physical education, newspapers and magazines publication and broadcasting, printing and other services; and

(ii)

Logistics Services: property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens, guest-houses, offices, public transportation, retirement management and other services.

Price determination:

the services will be provided: (i) according to state-prescribed price; (ii) if there is no state- prescribed price but there is a state-guidance price, then according to the state-guidance price; and (iii) if there is neither a state-prescribed price nor a state-guidance price, then according to the market price; and (iv) if none of the above is applicable, then according to the contractual price.

Payment term:

monthly payment

(B)	Mutual Supply Agreement

Date:

November 5, 2001

Parties:

Chinalco as both provider and recipient

the Company as both provider and recipient

Existing term:

3 years expiring on December 31, 2012

Nature of Transaction:

(A)	Supplies and Ancillary Services Provided by Chinalco to the Company:

(i)

Production Supplies: carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, fabricated aluminum and other similar supplies;

(ii)	Transportation and Loading Services: vehicle transportation, loading services, railway transportation and other loading services; and

(iii)

Supporting Services and Ancillary Production Services: communications, repair, processing and fabrication, quality testing, project construction, environmental protection, road maintenance and other similar services

(B)	Supplies and Ancillary Services Provided by the Company to Chinalco:

(i)	Production Supplies: alumina, primary aluminum, scrap materials, pitch and other similar supplies

(ii)

Supporting Services and Ancillary Production Services: electricity supply, gas, heat and water, repair, measurement, quality testing, spare parts, production transportation, steam and other similar services

Price determination:

same as in the Comprehensive Social and Logistics Services Agreement

Payment term:

cash on delivery

(C)	Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement

Date:

October 20, 2008

Parties:

Xinan Aluminum as both provider and recipient

the Company as both provider and recipient

Existing term:

3 years expiring on December 31, 2012

Nature of Transaction:

(i)	sale of products by the Company and its branches and relevant subsidiaries to Xinan Aluminum; such products include, among other things, primary aluminum and aluminum alloy ingots

(ii)

purchase of products and services by Chalco Southwest Aluminum Co., Ltd. ("Chalco Southwest Aluminum"), a subsidiary of the Company, from Xinan Aluminum; such products and services include, among other things: aluminum alloy ingots, provision of equipment, water, electricity and gas; provision of maintenance and repair services; provision of unloading, transportation and storage services

(iii)	sale of products by Chalco Southwest Aluminum to Xinan Aluminum, such products include, among other things: aluminum alloy sheets or rolls, aluminum fabrication scraps

(iv)	purchase of products by CIT, a subsidiary of the Company, from Xinan Aluminum, such products mainly include aluminum fabrication products

Price determination:

same as in the Comprehensive Social and Logistics Services Agreement

Payment term:

cash on delivery

(D)	Long Term Agreement for Sale and Purchase of Alumina

Date:

October 9, 2004

Parties:

Nanping Aluminum as recipient*

the Company as provider

Existing term:

3 years expiring on December 31, 2012

Nature of Transaction:

purchase of alumina, primary aluminum and aluminum ingots

Price determination:

market price

Payment term:

cash on delivery

*	Nanping Aluminum is no longer a connected person of the Company upon dilution of its shareholding in the relevant subsidiary to below 10%.

(E)	Sale and Purchase Agreement

Date:

August 27, 2008

Parties:

Nanping Aluminum as provider*

the Company as recipient

Existing term:

3 years expiring on December 31, 2012

Nature of Transaction:

purchase of alumina plates and provision of fabrication services

Price determination:

market price

Payment term:

cash on delivery

*	Nanping Aluminum is no longer a connected person of the Company upon dilution of its shareholding in the relevant subsidiary to below 10%.

(F)	Provision of Alumina and Aluminum Products Agreement

Date:

October 20, 2008

Parties:

Guangxi Investment (for itself and/or on behalf of its associates and subsidiaries) as provider and recipient; the Company (for itself and/or on behalf of its relevant subsidiaries) as provider and recipient

Existing term:

3 years expiring on December 31, 2012

Nature of Transaction:

(i)	sale of primary aluminum and alumina by the Company and its branches and relevant subsidiaries to Guangxi Investment and/or its associates or subsidiaries

(ii)	purchase of alumina by the Company from Guangxi Investment and/or its associates and subsidiaries

Price determination:

same as in the Comprehensive Social and Logistics Services Agreement

Payment term:

cash on delivery

(G)	Agreement for Sale and Purchase of Aluminum Products

Date:

August 27, 2008

Parties:

Guizhou Development as recipient

the Company as provider

Existing term:

3 years expiring on December 31, 2012

Nature of Transaction:

sale of primary aluminum

Price determination:

market price

Payment term:

cash on delivery

(H)	Long Term Sale and Purchase Agreement for Alumina

Date:

August 22, 2006

Parties:

Guan Lv as recipient

the Company as provider

Existing term:

3 years expiring on December 31, 2012

Nature of Transaction:

alumina and aluminum alloy ingots

Price determination:

market price

Payment term:

cash on delivery

(I)	Mineral Supply Agreement

Date:

November 5, 2001

Parties:

Chinalco as supplier

the Company as recipient

Existing term:

3 years expiring on December 31, 2012

Nature of Transaction:

supply of bauxite and limestone; before meeting the Company's bauxite and limestone requirements, Chinalco is not entitled to provide bauxite and limestone to any third parties

Price determination:

(1)

for the supplies of bauxite and limestone from Chinalco's own mining operations, at reasonable costs incurred in providing the same, plus not more than 5% of such reasonable costs (a buffer for surges in the price level and labour costs);

(2)	for the supplies of bauxite and limestone from jointly operated mines, at contractual price paid by Chinalco to such third parties

Payment term:

cash on delivery

(J)	Provision of Engineering, Construction and Supervisory Services Agreement

Date:

November 5, 2001

Parties:

Chinalco as provider

the Company as recipient

Existing term:

3 years expiring on December 31, 2012

Nature of Transaction:

metallurgical engineering design, project construction and supervisory services

Price determination:

services are provided according to state guidance price, and if none, market price

Payment term:

10 to 20% before service; a maximum of 70% during provision of service; and 10 to 20% upon successful provision of service.

(K)	Land Use Rights Leasing Agreement

Date:

November 5, 2001

Parties:

Chinalco as landlord

the Company as tenant

Term:

50 years expiring on June 30, 2051

As previously disclosed in the letter from Taifook Capital Limited, the then independent financial adviser, to the Independent Board Committee and independent shareholders in relation to certain continuing connected transactions dated December 27, 2006 ("Taifook Letter"), it is in the interests of the Company and the independent shareholders to have a longer lease term of the land to minimize the disruption of the Group's production and business operations arising from relocation which may be difficult and impracticable given (i) the size of the leased land and the facilities erected thereon; and (ii) the consideration resources to be expended in establishing new production plants and related facilities. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Properties:

470 pieces or parcels of land covering an aggregate area of approximately 61.22 million square meters, which are located in the PRC

Price determination:

the rent shall be reviewed every three years at a rate not higher than prevailing market rent as confirmed by an independent valuer

Payment term:

monthly payment

(L)	Leases

Buildings Leasing Agreement

Date:

November 5, 2001

Parties:

Chinalco as landlord and tenant

the Company as landlord and tenant

Term:

20 years expiring on June 30, 2020

As previously disclosed in the Taifook Letter, a longer lease term is essential to the smooth operations of the Group's business. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Properties:

59 buildings with an aggregate gross floor area of 62,189 square meters leased to Chinalco, and 100 buildings with an aggregate gross floor area of 273,637 square meters leased to the Company

Price determination:

the rent shall be reviewed every two years and shall not be higher than prevailing market rent as confirmed by an independent valuer

Payment term:

monthly payment

Head Office Leasing Agreement

Date:

March 5, 2009

Parties:

Chinalco as landlord

the Company as tenant

Term:

3 years expiring on October 15, 2011

Nature of Transaction:

leasing of head office from Chinalco

Price determination:

the rent shall be reviewed every three years and shall not be higher than the prevailing market rent as determined by an independent valuer

Payment term:

prepay semi-annually

(M)	Framework Agreement for Aluminum Products Fabrication Services

Shandong Aluminum, a wholly-owned subsidiary of Chinalco, has been providing aluminum products fabrication services to the Shandong branch of the Company since the financial year 2009. In addition, Qinghai Aluminum Co., Ltd.*, a wholly-owned subsidiary of Chinalco, has been providing aluminum products fabrication services to Chalco Ruimin Company Limited, a subsidiary of the Company, since the financial year 2010. In 2009 and 2010, an aggregate of approximately RMB51 million and RMB138 million were paid by the relevant branch and subsidiary of the Company to the two relevant subsidiaries of Chinalco for the provision of aluminum products fabrication services respectively. To better regulate the aluminum products fabrication services to be provided by Chinaclo, the Company and Chinalco executed the Framework Agreement For Aluminum Products Fabrication Services on 28 February 2011. It is expected that the annual caps for the two years ended December 31, 2012 will be approximately RMB240 million and RMB240 million, respectively.

For details of such continuing connected transaction, please refer to the Company's announcement dated February 28, 2011.

Connected Transaction

Disposal of 5% Equity Interests in CICL

The 5% equity interests in China Aluminum International Construction Limited (hereafter as "CICL") held by China Aluminum International Trading Co., Ltd.* () (hereafter as "CIT"), a subsidiary of the Company, was listed on China Beijing Equity Exchange Group (hereafter as "CBEX") on November 22, 2010 for open bidding by public bidders. Chinalco successfully bid the equity interests through CBEX on December 20, 2010 and entered into an agreement with CIT as vendor and with Chinalco as purchaser for the disposal of 5% equity interests in CICL to Chinalco for a consideration of RMB156,986,000. For details of such connected transaction, please refer to the Company's announcement dated December 20, 2010.

Joint Investment in Shanxi Jiexiu Xinyugou Coal Industry (Group) Corporation with Shanxi Aluminum Plant

The Company and Shanxi Aluminum Plant, a subsidiary of Chinalco and a connected person of the Company, jointly invested in the establishment of Shanxi Jiexiu Xinyugou Coal Industry (Group) Corporation (hereafter as "Coal Industry (Group)") together with Shanxi Jiexiu Luxin Coal Gasification Company Limited* (hereafter as "Luxin Company"). The Company and Shanxi Aluminum Plant invested approximately RMB537 million and RMB253 million in Coal Industry (Group) and hence hold approximately 34% and 16% equity interests, respectively, in Coal Industry (Group) while the remaining equity interests are held by capital contributors such as Luxin Company. As of December 31, 2010, the transaction was in progress. For details of such connected transaction, please refer to the Company's announcement dated October 27, 2010.

INDEPENDENT AUDITOR'S REPORT

AUDITOR'S REPORT

To the shareholders of Aluminum Corporation of China Limited
(incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 121 to 272, which comprise the consolidated and company statements of financial position as of December 31, 2010, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors' Responsibility for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as of December 31, 2010, and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Other Matters

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, February 28, 2011

STATEMENTS OF FINANCIAL POSITION
As of December 31, 2010
(Amounts expressed in thousands of
RMB unless otherwise stated)

Group	Company

	December 31,	December 31,	December 31,	December 31,
Note	2010	2009	2010	2009

ASSETS

Non-current assets
Intangible assets	7	3,033,875	3,049,475	2,793,212	2,792,744
Property, plant
and equipment	8	90,778,672	89,661,081	57,639,389	55,969,575
Non-current assets held
for sale	8(a)	40,965	-	40,965	-
Land use rights and
leasehold land	9	2,180,946	1,943,547	754,917	628,099
Investments in subsidiaries	10	-	-	13,450,264	12,926,415
Investments in jointly
controlled entities	11(a)	990,568	685,459	805,855	734,530
Investments in associates	11(b)	1,212,608	197,070	60,000	30,000
Available-for-sale financial
assets	12	44,878	56,313	7,000	7,000
Deferred income tax assets	13	1,410,781	1,647,240	940,422	1,199,094
Other non-current assets	14	304,199	401,127	197,622	248,156

99,997,492	97,641,312	76,689,646	74,535,613

Current assets
Non-current assets held
for sale	8(a)	621,705	-	-	-
Inventories	15	21,780,047	20,423,227	11,244,601	10,586,033
Trade and notes receivable	16	3,269,973	3,203,082	2,590,032	2,924,286
Other current assets	17	6,139,969	4,848,744	5,771,661	4,086,323
Financial assets at fair value
through profit or loss		17,208	64	-	-
Restricted cash	18	462,935	365,409	57,121	31,418
Time deposits	18	50,000	91,941	-	-
Cash and cash equivalents	18	8,982,710	7,401,410	5,343,707	4,350,873

41,324,547	36,333,877	25,007,122	21,978,933

Total assets	141,322,039	133,975,189	101,696,768	96,514,546

EQUITY

Equity attributable to equity
holders of the Company
Share capital	19	13,524,488	13,524,488	13,524,488	13,524,488
Other reserves	20	19,553,623	19,083,252	20,766,550	20,616,530
Retained earnings
- proposed final dividend	34	154,179	-	154,179	-
- others	20	18,348,502	17,792,998	17,423,738	17,206,139

	51,580,792	50,400,738	51,868,955	51,347,157
Non-controlling interests	5,606,063	5,180,419	-	-

Total equity	57,186,855	55,581,157	51,868,955	51,347,157

LIABILITIES

Non-current liabilities
Borrowings	21	27,723,867	37,804,482	17,776,480	26,531,501
Deferred income tax liabilities	13	-	34,535	-	-
Other non-current liabilities	22	677,770	525,154	454,960	320,472

28,401,637	38,364,171	18,231,440	26,851,973

Current liabilities
Financial liabilities at fair value
through profit or loss		8,559	47,855	4,876	29,952
Borrowings	21	41,719,869	25,819,757	24,919,636	11,231,966
Other payables and
accrued expenses	23	7,533,069	7,927,988	4,249,757	4,482,268
Trade and notes payable	24	6,376,342	6,172,443	2,422,104	2,571,230
Current income tax liabilities		95,708	61,818	-	-

55,733,547	40,029,861	31,596,373	18,315,416

Total liabilities	84,135,184	78,394,032	49,827,813	45,167,389

Total equity and liabilities	141,322,039	133,975,189	101,696,768	96,514,546

Net current (liabilities)/assets	2.1.1	(14,409,000)	(3,695,984)	(6,589,251)	3,663,517

Total assets less
current liabilities	85,588,492	93,945,328	70,100,395	78,199,130

The accompanying notes are an integral part of these financial statements.

The financial statements on pages 121 to 272 were approved for issue by the Board of Directors on February 28, 2011 and were signed on its behalf.

Xiong Weiping	Luo Jianchuan
Director	Director

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2010
(Amounts expressed in thousands of
RMB unless otherwise stated)

For the year ended December 31,

	Note	2010	2009

Revenue	6	120,994,847	70,268,005
Cost of sales		(113,349,941)	(69,079,446)

Gross profit		7,644,906	1,188,559

Selling and distribution expenses	26	(1,573,301)	(1,264,920)
General and administrative expenses	27	(2,623,740)	(2,956,506)
Research and development expenses		(164,235)	(177,756)
Impairment charge/write-off of property, plant
and equipment	8	(701,781)	(623,791)
Other income	28(a)	328,853	151,142
Other gains, net	28(b)	491,024	403,836

Operating profit/(loss)		3,401,726	(3,279,436)

Finance income	29	91,109	125,139
Finance costs	29	(2,586,293)	(2,262,964)
Share of profit/(loss) of jointly controlled entities	11(a)	233,784	(50,392)
Share of profit of associates	11(b)	240,028	77,056

Profit/(loss) before income tax		1,380,354	(5,390,597)

Income tax (expense)/benefit	32	(411,216)	711,003

Profit/(loss) for the year		969,138	(4,679,594)

Other comprehensive income, net of tax:

Reclassification of cumulated fair value changes on
available-for-sale financial assets upon disposal		(1,155)	-
Fair value changes on available-for-sale financial assets		-	(1,374)
Currency translation differences		40,833	115,427

Total other comprehensive income for
the year, net of tax		39,678	114,053

Total comprehensive income/(loss) for the year		1,008,816	(4,565,541)

Profit/(loss) for the year attributable to:
Equity holders of the Company		778,008	(4,642,894)
Non-controlling interests		191,130	(36,700)

		969,138	(4,679,594)

Total comprehensive income/(loss) for
the year attributable to:
Equity holders of the Company		818,127	(4,528,309)
Non-controlling interests		190,689	(37,232)

		1,008,816	(4,565,541)

Basic and diluted earnings/(losses) per share for
profit/(loss) attributable to the equity holders
of the Company during the year
(expressed in RMB per share)	33	0.06	(0.34)

The accompanying notes are an integral part of these financial statements.

For the year ended
December 31,

	Note	2010	2009

Dividends	34	154,179	-

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the year ended December 31, 2010
(Amounts expressed in thousands of
RMB unless otherwise stated)

Non-
	controlling	Total
Attributable to equity holders of the Company	interests	equity

Capital reserves (Note 20)

		Other	Statutory		Currency	Investment
Share	Share	capital	surplus	Special	translation	revaluation	Retained
capital	premium	reserves	reserve	reserve	differences	reserve	earnings	Total
(Note 19)			(Note 20)	(Note 20)

Balance as of January 1, 2009	13,524,488	12,929,215	428,833	5,799,232	34,227	(170,353)	1,556	22,435,892	54,983,090	5,198,340	60,181,430

Comprehensive income/(loss)
Loss for the year	-	-	-	-	-	-	-	(4,642,894)	(4,642,894)	(36,700)	(4,679,594)

Other comprehensive
income/(loss):
Fair value changes on
available-for-sale
financial assets - gross	-	-	-	-	-	-	(992)	-	(992)	(626)	(1,618)
Fair value changes on
available-for-sale
financial assets - tax effect	-	-	-	-	-	-	150	-	150	94	244
Currency translation differences	-	-	-	-	-	115,427	-	-	115,427	-	115,427

Total other comprehensive
income/(loss)	-	-	-	-	-	115,427	(842)	-	114,585	(532)	114,053

Total comprehensive
income/(loss)	-	-	-	-	-	115,427	(842)	(4,642,894)	(4,528,309)	(37,232)	(4,565,541)

Transactions with owners:
Release of deferred
government grants	-	-	3,767	-	-	-	-	-	3,767	2,274	6,041
Acquisition of and capital injection
from non-controlling interests	-	(42,575)	-	-	-	-	-	-	(42,575)	55,648	13,073
Acquisition of subsidiaries under
common control (Note 5)	-	(37,755)	-	-	-	-	-	-	(37,755)	-	(37,755)
Increase in reserve	-	-	-	-	18,111	-	-	-	18,111	-	18,111
Share of reserve of an associate	-	-	-	-	4,409	-	-	-	4,409	10,796	15,205
Dividends paid to n
on-controlling interests	-	-	-	-	-	-	-	-	-	(49,407)	(49,407)

Total transactions with owners	-	(80,330)	3,767	-	22,520	-	-	-	(54,043)	19,311	(34,732)

Balance as of
December 31, 2009	13,524,488	12,848,885	432,600	5,799,232	56,747	(54,926)	714	17,792,998	50,400,738	5,180,419	55,581,157

Non-
	controlling	Total
Attributable to equity holders of the Company	interests	equity

Capital reserves (Note 20)

		Other	Statutory		Currency	Investment
Share	Share	capital	surplus	Special	translation	revaluation	Retained
capital	premium	reserves	reserve	reserve	differences	reserve	earnings	Total
(Note 19)			(Note 20)	(Note 20)

Balance as of January 1, 2010	13,524,488	12,848,885	432,600	5,799,232	56,747	(54,926)	714	17,792,998	50,400,738	5,180,419	55,581,157

Comprehensive income/(loss)
Profit for the year	-	-	-	-	-	-	-	778,008	778,008	191,130	969,138

Other comprehensive
income/(loss):
Reclassification of cumulated
fair value changes on
available-for-sale financial
assets upon disposal - gross	-	-	-	-	-	-	(851)	-	(851)	(519)	(1,370)
Reclassification of cumulated
fair value changes on
available-for-sale financial
assets upon disposal
- tax effect	-	-	-	-	-	-	137	-	137	78	215
Currency translation differences	-	-	-	-	-	40,833	-	-	40,833	-	40,833

Total other comprehensive
income/(loss)	-	-	-	-	-	40,833	(714)	-	40,119	(441)	39,678

Total comprehensive
income/(loss)	-	-	-	-	-	40,833	(714)	778,008	818,127	190,689	1,008,816

Transactions with owners:
Release of deferred
government grants	-	-	88,769	-	-	-	-	-	88,769	4,259	93,028
Acquisition of
non-controlling interests	-	(1,366)	-	-	-	-	-	-	(1,366)	1,366	-
Capital injection from
non-controlling interests	-	-	-	-	-	-	-	-	-	203,100	203,100
Partial disposal of interest in
a subsidiary (Notes 10 (iv))	-	-	258,335	-	(806)	-	-	-	257,529	112,202	369,731
Increase in reserve	-	-	-	-	17,431	-	-	-	17,431	-	17,431
Share of reserve of an associate	-	-	357	-	(793)	-	-	-	(436)	(2,704)	(3,140)
Appropriation of statutory
surplus reserve	-	-	-	68,325	-	-	-	(68,325)	-	-	-
Dividend paid to
non-controlling interests	-	-	-	-	-	-	-	-	-	(83,268)	(83,268)

Total transactions with owners	-	(1,366)	347,461	68,325	15,832	-	-	(68,325)	361,927	234,955	596,882

Balance as of
December 31, 2010	13,524,488	12,847,519	780,061	5,867,557	72,579	(14,093)	-	18,502,681	51,580,792	5,606,063	57,186,855

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
For the year ended December 31, 2010
(Amounts expressed in thousands of
RMB unless otherwise stated)

For the year ended
December 31,

	Note	2010	2009

Net cash generated from/(used in)
operating activities	35	7,103,859	(705,954)

Cash flows used in investing activities

Purchases of intangible assets	7	(7,099)	(14,618)
Purchases of property, plant and equipment		(8,325,947)	(9,597,274)
Purchases of land use rights and leasehold land		(2,937)	(260,670)
Proceeds from disposal of property,
plant and equipment		233,007	38,503
Proceeds from partial disposal of a subsidiary		510,783	-
Deemed disposal - transformation from
a subsidiary to an associate	11(b)	(23,601)	-
Capital injection to associates	11(b)	(748,650)	-
Capital injection to a jointly controlled entity	11(a)	(71,325)	(34,001)
Payments of consideration for acquisitions
of subsidiaries, net of cash acquired		-	(99,354)
Proceeds from disposal of available-for-sale
financial assets	12	158,635	-
Interest received		4,879	4,785
Decrease in time deposits		47,278	-
Cash inflow from settlement of futures and
option contracts, net	28	203,237	458,041
Deposit for investment projects	17	(849,809)	-
Refund of deposit for an investment project	17	269,575	-
Asset-related government grants received		385,299	-
Others		(43,642)	27,395

Net cash used in investing activities		(8,260,317)	(9,477,193)

Cash flows generated from financing activities

Installment payment of shares and
bonds issuance expenses		(30,000)	(62,000)
Issuance of short-term and long-term bonds		12,694,000	-
Repayments of short-term bonds		-	(5,000,000)
Drawdown of short-term and long-term loans		34,141,516	38,057,460
Repayments of shareholder's loans, net		-	(456,270)
Repayments of short-term and long-term loans		(41,195,138)	(27,644,308)
Capital injection from non-controlling interests		203,100	13,073
Dividends paid to non-controlling interests		(109,974)	(59,460)
Interest paid		(2,985,951)	(3,271,782)

Net cash generated from financing activities		2,717,553	1,576,713

Net increase/(decrease) in cash and
cash equivalents		1,561,095	(8,606,434)

Cash and cash equivalents at beginning of year	18	7,401,410	15,983,923
Exchange gains on cash and cash equivalents		20,205	23,921

Cash and cash equivalents at end of year	18	8,982,710	7,401,410

The accompanying notes are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2010
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	General information

Aluminum Corporation of China Limited () (the "Company") and its subsidiaries (together the "Group") are principally engaged in manufacture and distribution of alumina, primary aluminum and aluminum fabrication products. The Group is also engaged in the development of bauxite related resources, the production, fabrication and distribution of bauxite, carbon and relevant non-ferrous metal products and trading of non-ferrous metal products.

The Company is a joint stock company which was incorporated on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on The Stock Exchange of Hong Kong Limited and New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange ("SSE") in 2007.

These financial statements are presented in Chinese Renminbi ("RMB") unless otherwise stated.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB"). In addition, these financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Hong Kong Companies Ordinance.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities at fair value through profit and loss (including derivative instruments) and certain properties, plant and equipment, intangible assets and investments in subsidiaries were stated at deemed costs.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

2.1.1	Going concern

As of December 31, 2010, the Group's current liabilities exceeded its current assets by approximately RMB14,409 million (2009: RMB3,696 million). The Board of Directors of the Company has considered the Group's available sources of funds as follows:

*	The Group's expected net cash inflow from operating activities in 2011;

*

Unutilized banking facilities of approximately RMB50,007 million as of December 31, 2010 (Note 3), of which approximately RMB32,692 million are subject to renewal during the next 12 months from the date the Group's financial statements were approved; and

*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

In addition, the Group will continue to optimize its fund raising strategy from short, medium and long-term perspectives and to seize the opportunity in the capital markets to take advantage of low interest rates by issuing medium to long-term debts with low financing cost.

After making enquiries, the Board of Directors of the Company believe that the Group and the Company has adequate resources to continue in operational existence for the foreseeable future not less than 12 months from the date these financial statements were approved. The Board of Directors of the Company therefore continue to adopt the going concern basis in preparing these financial statements.

2.1.2	Changes in accounting policy and disclosures

(a)	New and amended standards adopted by the Group

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2010.

*

IFRS 3 (revised), 'Business combinations', and consequential amendments to IAS 27 (revised), 'Consolidated and separate financial statements', IAS 28, 'Investments in associates', and IAS 31, 'Interests in joint ventures', are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009.

The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs are expensed. IFRS 3 (revised) has had no impact to the Group's financial statements as there was no business combination that occurred in the year ended December 31, 2010.

IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. The Group adopted IAS 27 (revised) from January 1, 2010. The adoption of IAS 27 (revised) resulted in recognition of deficit balance of non-controlling interest amounting to RMB62 million for the year ended December 31, 2010.

*

IAS 17 (amendment), 'Leases', deletes specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating lease using the general principles of IAS 17, i.e. whether the lease transfers substantially all the risks and rewards incidental to ownership of an asset to the lessee. Prior to the amendment, lease of land which title is not expected to pass to the Group by the end of the lease term was classified as operating lease under "Land use rights and leasehold land", and amortized over the lease term. IAS 17 (amendment) has been applied retrospectively for annual periods beginning January 1, 2010 in accordance with the effective date and transitional provisions of the amendment. The Group has reassessed the classification of unexpired leasehold land and land use rights as of January 1, 2010 on the basis of information existing at the inception of those leases, and recognized the leasehold lands in Hong Kong as finance lease retrospectively. All of the land use rights are amortized or depreciated over time using straight-line method. Except for the inclusion of certain additional disclosure in relation to leasehold lands located in Hong Kong according to the relevant disclosure requirements for financial leases, the adoption of this amendment did not have a significant impact to the Group's financial statements.

*

IAS 36 (amendment), 'Impairment of assets', effective January 1, 2010. The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment, as defined by paragraph 5 of IFRS 8, 'Operating segments' (that is, before the aggregation of segments with similar economic characteristics). IAS 36 (amendment) has had no impact on the consolidated financial statement of the Group as the cash-generating units and groups of units of the Group to which goodwill was allocated for the purposes of impairment testing are not larger than operating segments.

*

IFRS 5 (amendment), 'Non-current assets held for sale and discontinued operations'. The amendment clarificaties that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, in particular paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The adoption of IFRS 5 (amendment) did not result any impact to the Group as the Group's existing policy comply with the requirements under IFRS 5 (amendment).

(b)	New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2010 but not currently relevant to the Group.

IAS1 (amendment)	Presentation of financial statements
IFRS 2 (amendment)	Group cash-settled share-based payment transactions
IFRIC 9	Reassessment of embedded derivatives and IAS 39,
Financial instruments: Recognition and measurement
IFRIC 16	Hedges of a net investment in a foreign operation
IFRIC 17	Distribution of non-cash assets to owners
IFRIC 18	Transfers of assets from customers

(c)	New standards, amendments and interpretations have been issued but are not effective for the financial year beginning January 1, 2010 and have not been early adopted.

*

IFRS 9, 'Financial instruments', issued in November 2009 and October 2010 (effective for financial year beginning January 1, 2013). It contains new measurement and classification rules for financial assets. On the basis of financial assets and liabilities it has as of December 31, 2010, it is likely that the adoption will effect the Group's accounting for its financial assets. The Group will adopt IFRS 9 from January 1, 2013.

*

IFRIC - Int 19, 'Extinguishing financial liabilities with equity instruments', (effective for financial year beginning July 1, 2010). The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The Group will adopt the interpretation from January 1, 2011.

*

Amendments to IFRS 7, 'Financial instruments: disclosures'. The amendments were as a result of the May 2010 Improvements (effective for financial year beginning January 1, 2011) and amendments on disclosure requirements of transfers of financial assets released in October 2010 (effective for financial year beginning July 1, 2011), respectively. The May 2010 Improvements clarified certain quantitative disclosures and removed the disclosure requirements on financial assets with renegotiated terms. The amendments on transfers of financial assets clarified and strengthened the disclosure requirements of transfers of financial assets which help users of financial statements evaluating related risk exposures and the effect of those risks on the financial position of the Group. The Group will adopt the amendments to IFRS 7 from January 1, 2011 and January 1, 2012, respectively.

The Group has already commenced an assessment of the related impact of the above revised standards, amendments and interpretations to the Group's financial statements. The Group is not yet in a position to state whether any substantial changes to the Group's accounting policies and presentation of its financial statements will result.

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries as of December 31.

(a)	Merger accounting for business combinations under common control

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties' perspective. No amount is recognized in consideration for goodwill or excess of the acquirers' interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination, to the extent of the continuation of the controlling party's interest. The difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the acquiree is recorded in equity.

The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is shorter, regardless of the date of the common control combination.

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting is recognized as an expense in the period in which it is incurred.

(b)	Acquisition method of accounting for other business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group, other than business combination under common control. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of comprehensive income.

(c)	Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

In the Company's statement of financial position, as permitted under IFRS 1, the investments in subsidiaries acquired prior to January 1, 2008, being the date of transition to IFRS, are stated at deemed cost as required under the previously adopted accounting standards. Subsidiaries acquired after that date are stated at cost less provision for impairment losses (Note 2.9). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(d)	Transactions with non-controlling interests

The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit and loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit and loss where appropriate.

(e)	Jointly controlled entities and associates

A jointly controlled entity is the result of contractual arrangements whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Investments in jointly controlled entities/associates acquired are accounted for using the equity method of accounting and are initially recognized at cost.

The Group's share of its jointly controlled entities'/associates' post-acquisition profits or losses is recognized in the statement of comprehensive income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity/associate equals or exceeds its interest in the jointly controlled entity/associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity/associate.

Unrealized gains on transactions between the Group and its jointly controlled entities/associates are eliminated to the extent of the Group's interest in the jointly controlled entities/associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Accounting policies of jointly controlled entities/associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's statement of financial position, the investments in jointly controlled entities/associates are stated at cost less provision for impairment losses, if any. The results of jointly controlled entities/associates are accounted for by the Company on the basis of dividends received and receivable.

2.3	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee that makes strategic decisions.

2.4	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and the Group's presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive income.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive income within 'finance costs, net'. All other foreign exchange gains and losses are presented in the statement of comprehensive income within 'other gains, net'.

(c)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the balance sheet date;

(ii)

income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to other comprehensive income. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in other comprehensive income are recognized in the statement of comprehensive income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged in the statement of comprehensive income during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs over their estimated useful lives down to their residual values, as follows:

Buildings	10-45 years
Machinery	10-30 years
Transportation facilities	10 years
Office and other equipment	4-5 years

The assets' depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.9).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of the asset and are recognized within 'other gains, net' in the statement of comprehensive income.

Changes in accounting estimate

In July 2010, the Group has reassessed and adjusted the useful lives of certain property, plant and equipment based on the past experience. A summary of the changes in the estimated useful lives of different asset groups is as follows:

Effect of useful lives

Buildings	Increased 2-8 years
Machinery
- device tools, electricity distribution line and gas	Decreased 2-4 years
- others	Increased 0-2 years
Office and other equipment	Increased 0-2 years

The effect of this change in accounting estimate was recognized prospectively from July 1, 2010 onward. As a result of this change, depreciation expense for the year ended December 31, 2010 and the net carrying value of property, plant and equipment as of December 31, 2010 are lowered and higher by approximately RMB384 million and RMB384 million, respectively. Annual depreciation expense is expected to be lowered by approximately RMB838 million in next year.

2.6	Construction-in-progress ("CIP")

CIP represents buildings under construction, and plant and equipment pending installation, and is stated at cost less accumulated impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the assets are ready for their intended use that are eligible for capitalization. CIP is transferred to property, plant and equipment when the CIP are ready for its intended use.

2.7	Intangible assets

(a)	Goodwill

Goodwill represents the excess of purchase consideration over the fair value of the Group's share of the net identifiable assets of subsidiaries/jointly controlled entities/associates acquired at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of jointly controlled entities and associates is included in investments in jointly controlled entities and associates respectively. Goodwill is tested for impairment annually or when an indication of impairment exists and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purposes of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose identified according to operating segment.

(b)	Mining rights

Mining rights are initially recorded at cost which includes payments of consideration for extraction rights, exploration and other direct costs. Amortization is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate or the mineable period of natural resources. Estimated useful lives of the majority of the mining rights range from 3 to 20 years; others' are not more than 30 years.

(c)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over 5 years, their estimated useful lives.

(d)	Periodic review of the useful life and amortization method

For intangible assets with finite useful life, the estimated useful life and amortization method are reviewed annually at the end of each year and adjusted when necessary.

2.8	Research and development

Research and development expenditures are classified as research expenditures and development expenditures according to the nature of the expenditures and whether there is significant uncertainty of development activities transforming to assets.

Research expenditures are recognized in current period profit and loss. Development expenditures are recognized as assets when all of the following criteria are met:

(i)	it is technically feasible to complete the asset so that it will be available for use or sale;

(ii)	management intends to complete the asset and intends and has the ability to use or sell it;

(iii)	it can be demonstrated that the asset will generate probable future economic benefits;

(iv)	there are adequate technical, financial and other resources to complete the development of the asset and management has the ability to use or sell the asset; and

(v)	the expenditure attributable to the asset during its development phase can be reliably measured.

Development expenditures that do not meet the criteria above are recorded in current period profit and loss as incurred. Development expenditures that have been recorded in profit and loss in previous periods will be not recognized as assets in subsequent periods. Capitalized development expenditures are included in property, plant and equipment and intangible assets as appropriate according to their natures.

2.9	Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.10	Financial assets

(a)	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the assets were acquired. Management determines the classification of these assets at initial recognition.

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as trade and other receivables in the statement of financial position (Note 2.12).

(iii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

(b)	Recognition and measurement

Regular way purchases and sales of financial assets are recognized on the trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of comprehensive income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the statement of comprehensive income within 'other gains, net', in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the statement of comprehensive income as part of other income when the Group's right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognized in profit or loss; translation differences on non-monetary securities are recognized in other comprehensive income. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in other comprehensive income are included in the statement of comprehensive income as 'other gains, net'.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the statement of comprehensive income as part of other income. Dividends on available-for-sale equity instruments are recognized in the statement of comprehensive income as 'other income' when the Group's right to receive payments is established.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets are impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is removed from other comprehensive income and recognized in the statement of comprehensive income. Impairment losses recognized in the statement of comprehensive income on equity instruments are not reversed through the statement of comprehensive income. Impairment testing of trade receivables is described in Note 2.12.

2.11	Inventories

Inventories comprise raw materials, work-in-progress, finished goods, spare parts and packaging materials are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. Work-in-progress and finished goods, comprise materials, direct labor and an appropriate proportion of all production overhead expenditure (based on normal operating capacity). Borrowing costs are excluded.

Provision for impairment of inventory is usually determined by the excess of cost over net realizable value and recorded in the statement of comprehensive income. Net realizable values are determined based on the estimated selling price less estimated conversion costs, selling expenses and related taxes in the ordinary course of business. Provision for or reversal of impairment of inventory are recognized within 'cost of sales' in the statement of comprehensive income.

2.12	Trade and notes receivable and other receivables

Trade and notes receivable and other receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of these receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade and notes receivable and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

2.13	Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments (including time deposits) with original maturities of three months or less. Bank overdrafts, if any, are shown within borrowings in current liabilities on the statement of financial position.

Time deposits and other cash investments with original maturities of more than three months are excluded from cash and cash equivalents.

2.14	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of comprehensive income over the terms of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.15	Government grants

Government grants are recognized when the Group fulfils the conditions attached to them and there is reasonable assurance that the grant will be received. When the government grant is in the form of monetary assets, they are measured at the actual amount received. When the grant is provided based on a pre-determined rate, it is measured at the amount receivable.

Asset-related government grants are recognized as deferred income and are amortized evenly in the statement of comprehensive income over the useful lives of the related assets.

Income-related government grants that are used to compensate subsequent related expenses or losses of the Group are recognized as deferred income and recorded in the statement of comprehensive income when the related expenses or losses are incurred. When the grant is used to compensate expenses or losses that were already incurred, they are directly recognized in current period profit and loss.

2.16	Trade and notes payable and other payables

Trade and notes payables and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.17	Employee benefits

Employee benefits mainly include salaries, bonuses, allowances and subsidies, retirement benefit obligations, social insurance and housing funds, labor union fees, employees' education fees and other expenses related to the employees for their services. The Group recognizes employee benefits as liabilities during the accounting period when employees rendered the services and allocates the related cost of assets and expenses based on different beneficiaries.

(a)	Bonus plans

The expected cost of bonus plan is recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(b)	Retirement benefit obligations

The Group primarily pays contributions on a monthly basis to various defined contribution retirement benefit plans organized by relevant municipal and provincial governments in the PRC. The Group makes monthly defined contributions at rates of 20% (2009: 20%) of the qualified employees' basic salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(c)	Other social insurance and housing funds

The Group provides other social insurance and housing funds to the qualified employees in the PRC based on certain percentages of their salaries. These percentages are not to exceed the upper limits of the percentages prescribed by Ministry of Human Resources and Social Security of the PRC. These benefits are paid to social security organization and the amounts are expensed as incurred. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(d)	Termination benefits and early retirement benefits

Termination and early retirement benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy and/or early retirement in exchange for these benefits. The Group recognizes termination and early retirement benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy and/or early retirement. The specific terms vary among the terminated and early retired employees depending on various factors including position, length of service and district of the employee concerned. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

2.18	Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax. Shares of income tax expense of jointly controlled entities and associates are included in 'share of profits/(losses) of jointly controlled entities/associates'. Income tax expense is recognized in the statement of comprehensive income except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted in the countries where the Company, its subsidiaries, jointly controlled entities and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized using the liability method on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

The Group recognizes deferred income tax assets for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax assets and liabilities arising from temporary differences relating to investments in subsidiaries, jointly controlled entities and associates are recognized. However, when the Company and the Group are able to control the timing of the reversal of the temporary difference and it is probable that this temporary difference will not reverse in foreseeable future, no deferred income tax is recognized.

Deferred income tax assets and liabilities are offset in financial statements when they meet all the conditions below:

(i)	deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority;

(ii)	the Group has a legally enforceable right to settle current income tax assets and current income tax liabilities on a net basis.

2.19	Revenue recognition

Revenue is recognized based on the fair value of the consideration received or receivable for the sale of goods and rendering of services under contracts in the ordinary course of the Group's activities. Revenue is shown net of value-added tax.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group's activities (see descriptions below).

(a)	Sales of goods

Revenue from the sales of goods is recognized when the Group transfers significant risks and rewards of ownership of the goods to the buyers, the Group has retained neither continuing managerial involvement nor control over the goods, it is probable that the economic benefits related to the transaction will flow into the Group, and the revenue and related costs incurred can be measured reliably.

(b)	Rendering of services

The Group provides transportation and packaging services to external customers. These services are recognized in the period when the related services are provided.

(c)	Interest income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables are recognized using the original effective interest rate.

(d)	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.20	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of comprehensive income on a straight-line basis over the period of the lease.

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of comprehensive income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

2.21	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Borrowing costs capitalized are those costs that would have been avoided if the expenditure on the qualifying assets had not been made, which are either the actual costs incurred on a specific borrowing or an amount calculated using the weighted average method, considering all borrowing costs incurred on general borrowings outstanding. Other borrowing costs are expensed as incurred.

2.22	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Group's and Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.23	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

3.	Financial and capital risks management

3.1	Financial risk management

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (the "Group Treasury") under policies approved by the Board of Directors of the Company. Group Treasury identifies, evaluates and hedges financial risks through close co-operation with the Group's operating units.

(a)	Market risk

(i)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits and short-term and long-term loans denominated in US Dollar ("USD"), Australian Dollar ("AUD"), Japanese Yen ("JPY"), Euro ("EUR") and Hong Kong Dollar ("HKD"). Related exposures are disclosed in Notes 18 and 21, respectively. The Group Treasury closely monitors the international foreign currency market on the changing exchange rates and takes these into consideration when investing in foreign currency deposits and issuing loans. As the foreign currency denominated assets and liabilities are minimal relative to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group is not exposed to any significant foreign currency risk as of December 31, 2010 and 2009.

(ii)	Cash flow and fair value interest rate risk

As the Group has no significant interest bearing assets except for bank deposits (Note 18), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and fixed deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. As the average interest rates applied to the deposits are relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant interest rate risk for its financial assets held as of December 31, 2010 and 2009.

The interest rate risk of the Group primarily arises from long-term loans. Loans borrowed at variable interest rates expose the Group to cash flow interest rate risk. The exposures to these risks are disclosed separately in Note 21. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

As of December 31, 2010, if interest rates had been 1% (2009: 1%) higher/lower with all other variables held constant, profit for the year would have been RMB361 million lower/higher (2009: Loss for the year: RMB509 million higher/lower), respectively.

The fair value interest rate risk of the Group mainly arises from long-term bonds, medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms is relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fix interest rate borrowings held as of December 31, 2010 and 2009.

(iii)	Commodity price risk

The Group uses futures and option contracts to reduce its exposure to fluctuations in the price of primary aluminum. According to the Group's policy, the total quantity of primary aluminum which can be hedged using these financial instruments is limited to 50% of the annual quantity produced by the Group.

The Group uses mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange (the "LME") to hedge against fluctuations in primary aluminum prices. As of December 31, 2010, the fair value of outstanding future contracts amounting to RMB0.5 million and RMB8.6 million are recognized in financial assets and liabilities at fair value through profit or loss, respectively. As of December 31, 2010, the Group did not hold any option contract.

A summary of future contacts held as of December 31, 2010 is as follows:

As of December 31, 2010

		Contract	Market	Contract
	Quantity	value	value	maturity
	(expressed
	in tones)

Primary aluminum:
- Short position	34,305	562,569	571,118	January to
				November 2011
- Long position	1,000	16,557	16,790	March 2011

Copper:
- Short position	675	47,829	47,547	January 2011

As of December 31, 2009

		Contract	Market	Contract
	Quantity	value	value	maturity
	(expressed
	in tones)

Primary aluminum:
- Short position	60,135	971,242	1,034,003	January to
				October 2010
- Long position	7,015	102,687	117,574	January to
				February 2010

Zincum:
Short position	10,580	224,591	224,508	April 2010

As of December 31, 2010, if the primary aluminum futures price had been increased/decreased by 3% (2009: 3%) and all other variables held constant, profit for the year would have been decreased/increased by RMB202 million (2009: Loss for the year decreased/increased by RMB140 million).

(b)	Credit risk

Credit risk arises from bank balances, other receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The Company also provided financial guarantees to certain subsidiaries. The carrying amount of these receivables and amounts of respective financial guarantees included in Notes 16, 17, 18 and 21 represent the Group's maximum exposure to credit risk in relation to its financial assets and guarantees.

The Group maintains substantially all of its bank balances and cash in several major state-owned banks in the PRC. With strong state support provided to these state-owned banks, the directors of the Company are of the opinion that there is no significant credit risk on such assets being exposed to losses.

With regard to trade and notes receivable, the marketing department assesses the credit quality of the customers, taking into account their financial positions, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for impairment of receivables have been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. The Group does not hold any collateral as security for these receivables.

As of December 31, 2010 and 2009, none of the individual customers exceed 10% of the Group's total revenue, and thus, the directors of the Company are of the opinion that the Group is not exposed to any significant concentration of credit risk as of December 31, 2010 and 2009.

(c)	Liquidity risk

Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group Treasury. Group Treasury monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group's debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements, for example, currency restrictions.

As of December 31, 2010, the Group had total banking facilities of approximately RMB96,706 million (2009: RMB88,664 million) of which amounts totaling RMB46,699 million have been utilized as of December 31, 2010 (2009: RMB49,897 million). Banking facilities of approximately RMB68,463 million will be subject to renewals in 2011. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as of December 31, 2010, the Group had credit facilities through its primary aluminum futures agent at the LME amounting to USD107 million (equivalent to RMB708.63 million) (2009: USD117 million (equivalent to RMB798.90 million)) of which USD15 million (equivalent to RMB99.12 million) (2009: USD0.06 million (equivalent to RMB0.38 million)) has been utilized. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

The table below analyzes the Group's and the Company's non-derivative financial liabilities and financial liabilities at fair value through profit or loss that will be settled on a net basis into relevant maturity groupings based on the remaining period from balance sheet dates to the contractual maturity dates. The amounts disclosed in the table are the contractual undiscounted cash flows.

Group

	Within 1 year	1-2 years	2-5 years	Over 5 years	Total

As of December 31, 2010
Long-term bank and other loans	5,264,528	3,624,508	11,457,145	3,726,011	24,072,192
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes	5,000,000	-	7,000,000	-	12,000,000
Short-term bonds	10,700,000	-	-	-	10,700,000
Short-term bank loans	20,589,680	-	-	-	20,589,680
Interest payables for borrowings	2,599,084	1,322,756	2,157,311	372,181	6,451,332
Financial liabilities at fair value
through profit or loss	8,559	-	-	-	8,559
Other payables and
accrued expenses (Note)	6,897,074	-	-	-	6,897,074
Trade and notes payable	6,376,342	-	-	-	6,376,342

	57,435,267	4,947,264	20,614,456	6,098,192	89,095,179

Group

	Within 1 year	1-2 years	2-5 years	Over 5 years	Total

As of December 31, 2009
Long-term bank and other loans	2,826,472	5,909,537	13,916,224	6,073,488	28,725,721
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes	-	5,000,000	5,000,000	-	10,000,000
Short-term bank loans	22,993,285	-	-	-	22,993,285
Interest payables for borrowings	3,264,567	1,652,829	2,665,592	621,619	8,204,607
Financial liabilities at fair value
through profit or loss	47,855	-	-	-	47,855
Other payables and
accrued expenses (Note)	7,609,285	-	-	-	7,609,285
Trade and notes payable	6,172,443	-	-	-	6,172,443

	42,913,907	12,562,366	21,581,816	8,695,107	85,753,196

Company

	Within 1 year	1-2 years	2-5 years	Over 5 years	Total

As of December 31, 2010
Long-term bank and other loans	2,753,975	746,475	6,789,226	1,324,576	11,614,252
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes	5,000,000	-	7,000,000	-	12,000,000
Short-term bonds	10,000,000	-	-	-	10,000,000
Short-term bank loans	7,000,000	-	-	-	7,000,000
Interest payables for borrowings	1,642,055	864,362	1,430,931	252,697	4,190,045
Financial liabilities at fair value
through profit or loss	4,876	-	-	-	4,876
Other payables and
accrued expenses (Note)	3,853,719	-	-	-	3,853,719
Trade and notes payable	2,422,104	-	-	-	2,422,104

	32,676,729	1,610,837	15,220,157	3,577,273	53,084,996

Company

	Within 1 year	1-2 years	2-5 years	Over 5 years	Total

As of December 31, 2009
Long-term bank and other loans	431,966	3,123,345	8,716,534	2,786,389	15,058,234
Long-term bonds	-	-	-	2,000,000	2,000,000
Medium-term notes	-	5,000,000	5,000,000	-	10,000,000
Short-term bank loans	10,800,000	-	-	-	10,800,000
Interest payables for borrowings	2,027,251	1,188,465	1,907,431	415,292	5,538,439
Financial liabilities at fair value
through profit or loss	29,952	-	-	-	29,952
Other payables and
accrued expenses (Note)	4,273,274	-	-	-	4,273,274
Trade and notes payable	2,571,230	-	-	-	2,571,230

	20,133,673	9,311,810	15,623,965	5,201,681	50,271,129

Note:

Accrued payroll and bonus, staff welfare payables, contribution payable for retirement benefits and obligations in relation to early retirement schemes are excluded for the purpose of the above analysis.

3.2	Fair value estimation

Below is a summary of analysis on financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

-	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

-	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2); and

-	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

As of December 31, 2010, all available-for-sale financial assets of the Group are measured at Level 3 fair value (2009: Level 3, except for available-for-sale financial assets amounting to RMB1 million are measured at Level 1); except for financial assets at fair value through profit or loss amounting to RMB17 million (2009: nil), are measured at Level 2 fair value, all other financial assets and liabilities at fair value through profit or loss are measured at Level 1 (2009: Level 1) fair value.

The carrying amount less provision for impairment of trade and other receivables, bank balances and cash, trade and other payables and accrued expenses, short-term bonds and short-term loans are assumed to approximate their fair values. The fair values of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rates that are available to the Group for similar financial instruments.

3.3	Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debts.

Consistent with other entities in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debts divided by total capital. Net debts are calculated as total borrowings and other liabilities (including borrowings, other non-current liabilities, trade and notes payable, other payables and accrued expenses and financial liabilities at fair value through profit or loss, as shown in the consolidated statement of financial position) less restricted cash, time deposits and cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debts less non-controlling interests.

During 2010 and 2009, the change in sales price of the Group's primary products has adversely impacted profitability and net operating cash flows of the Group. The Group has entered into additional bank borrowings in order to ensure sufficient operating cash flows. The gearing ratio as of December 31, 2010 is as follows:

	2010	2009

Total borrowings and other liabilities	84,039,476	78,297,679
Less: restricted cash, time deposits and cash and
cash equivalents	(9,495,645)	(7,858,760)

Net debts	74,543,831	70,438,919

Total equity	57,186,855	55,581,157
Add: net debts	74,543,831	70,438,919
Less: non-controlling interests	(5,606,063)	(5,180,419)

Total capital attributable to equity holders
of the Company	126,124,623	120,839,657

Gearing ratio	59%	58%

There is no significant change in gearing ratio between December 31, 2010 and 2009.

4.	Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Critical estimates and assumptions that have a significant risk of causing a material impact on the carrying amount of assets and liabilities within the next financial year are discussed below:

(a)	Property, plant and equipment - recoverable amount

In accordance with the Group's accounting policy (Note 2.9), each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of recoverable amount is performed and an impairment loss recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, and its eventual disposal.

Value in use is also generally determined as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against the statement of comprehensive income.

(b)	Property, plant and equipment and intangible assets - estimated useful lives and residual values

The Group's management determines the estimated useful lives and residual values (if applicable) and consequently related depreciation/amortization charges for its property, plant and equipment and intangible assets. These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on value-in-use calculations or market valuations according to the estimated periods that the Group intends to derive future economic benefits from the use of intangible assets. Management will increase the depreciation/amortization charge where useful lives are less than previously estimated lives, and it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives; and actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore depreciation/amortization expense in future periods.

(c)	Estimated impairment of inventories - net realizable value

In accordance with the Group's accounting policy (Note 2.11), the Group's management tests whether inventory suffered any impairment based on estimates of the net realizable value of the inventory. For different types of inventories, it requires the exercise of accounting estimates on selling price, costs of conversion, selling expenses and related tax expense to calculate its net realizable value. For inventories held for executed sales contracts, the management estimates net realizable value based on the contracted price; for other inventories, the management estimates realizable future price based on the actual prices during the period from the balance sheet date to the date these financial statements were approved for issue by the Board of Directors of the Company and takes into account the nature and balance of inventories and future estimated price trends. For raw materials and work-in-progress, the management has established a model in estimating the net realized value at which the inventories can be realized in the normal course of business after considering the Group's manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. The management also takes into account the price or cost fluctuations and other related matters occurring after the balance sheet date which reflect conditions that existed as of the balance sheet date.

It is reasonably possible that if there is a significant change in circumstances including the Group's business and the external environment, outcomes within the next financial year would be significantly affected.

(d)	Income tax

The Group estimates its income tax provision and deferred income taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred income tax provisions in the period in which such determination is made.

For temporary differences which give rise to deferred income tax assets, the Group has assessed the likelihood that the deferred income tax assets could be recovered. Major deferred income tax assets relate to deductible tax losses and provision for impairment of assets and accruals of expenses not yet deductible for tax purposes. Due to the effects of these temporary differences on income tax, the Group has recorded deferred income tax assets amounting to approximately RMB1,536 million as of December 31, 2010 (2009: approximately RMB1,818 million). Deferred income tax assets are recognized based on the Group's estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

The Group believes it has recorded adequate current tax provision and deferred income taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred income taxation may be necessary which would impact the Group's results or financial position.

(e)	Goodwill - recoverable amount

In accordance with the Group's accounting policy (Note 2.7(a)), goodwill is allocated to the Group's operating segment as it represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is tested for impairment annually by preparing a formal estimate of the recoverable amount. The recoverable amount is estimated as the value in use of the operating segment. Similar considerations to those described above in respect of assessing the recoverable amount of property, plant and equipment apply to goodwill.

5.	Business combinations under common control

On October 29, 2009, the Company acquired 100% equity interest of the following companies/business from Zhongzhou Aluminum Factory, a company registered in Henan province in the PRC and a subsidiary of Aluminum Corporation of China ("Chinalco") (), the Company's immediate and ultimate holding company, and Zhongzhou Aluminum Factory Labour Services Company Limited for total cash consideration of RMB35 million. Pursuant to the terms set out in the acquisition agreements, the original shareholders/owners of these companies/business are entitled to any profit or loss generated by the entities acquired between the agreed-upon valuation dates, March 31, 2009, and October 29, 2009. In this connection, the Company had paid an additional RMB2 million to the original shareholders/owners of these companies/business in February 2010. The acquired companies/business are:

Name of acquiree	Principal activities

Henan Zhongzhou Aluminum Construction	Provision of construction and engineering services
Company Ltd ("Zhongzhou Construction")	for mining industry
()
Jiaozuo Hongrui Chemical Company Ltd	Supply of chemical products and accessory supplies
()	for the mining industry
Henan Xincheng Construction Supervisory	Provision of management services for construction
Services Company Ltd	projects work
("Xincheng Construction")
()
Limestone mine business of Zhongzhou	Supply of limestone products
Aluminum Fengying Company Ltd.
()

As both the Company and all the above acquired companies/business are under the common control of Chinalco immediately before and after the acquisitions, these transactions were accounted for as common control business combinations, using merger accounting for all periods presented herein as if the merger had been consummated since the inception of common control.

There is no business combination under common control completed during the year ended December 31, 2010.

6.	Revenue and segment information

(a)	Revenue

Revenue recognized during the year is as follows:

For the year ended December 31,

	2010	2009

Sales of goods (net of value-added tax)	118,374,341	68,556,451
Other revenue	2,620,506	1,711,554

	120,994,847	70,268,005

Other revenue primarily includes revenue from sales of scrap and other materials, supply of electricity, gas, heat and water and provision of machinery processing and other services.

(b)	Segment information

The chief operating decision-maker of the Company has been identified as the Company's Executive Committee. The Executive Committee is responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance. The Executive Committee assesses the performance of operating segments based on profit or loss before income tax in related periods. Unless otherwise stated below, the manner of assessment used by the Executive Committee is consistent with that applied in this consolidated financial statements. Management has determined the operating segments based on the reports reviewed by the Executive Committee that are used to make strategic decisions.

In July 2010, as result of the implementation of the Group's operational structural adjustment exercise, the Group's trading business was established as a new operating segment. In addition, the Group also redesigned its internal reports periodically reviewed by the Executive Committee in order to better align with the Group's operational structure. As a result of these changes, the Executive Committee considers the business from a product perspective comprising alumina, primary aluminum, aluminum fabrication for the Group's manufacturing business, and trading business is identified as a separate reportable operating segment. In addition, the Group's operating segments also include corporate and other services which cover other operating activities of the Group including research and development. Accordingly, 2009 comparative information has been reclassified to conform to 2010 presentation/classification.

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina (including alumina hydrate and alumina chemicals) and metal gallium.

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sales of carbon products and aluminum alloy products.

Aluminum fabrication segment, which consists of procuring primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

The trading segment, which engages in the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products and raw materials and supplemental materials to external customers in the PRC. The products are sourced from fellow subsidiaries, and international and domestic suppliers to the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated from the segment revenue of the respective segments which supplied the products to trading segment.

Segment assets mainly exclude prepaid current income tax and deferred income tax assets. Segment liabilities mainly exclude the current income tax liabilities and deferred income tax liabilities.

All sales among the operating segments were conducted at terms mutually agreed among group companies, and have been eliminated at the consolidated level.

For the year ended December 31, 2010

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

Total revenue	26,837,922	53,255,011	10,466,016	90,141,373	190,326	(59,895,801)	120,994,847
Inter-segment revenue	(24,689,632)	(26,847,748)	(150,676)	(8,159,134)	(48,611)	59,895,801	-

Revenue from external customers	2,148,290	26,407,263	10,315,340	81,982,239	141,715	-	120,994,847

Segment profit/(loss)	1,077,144	358,782	(323,568)	860,637	(490,258)	(102,383)	1,380,354
Income tax expense							(411,216)

Profit for the year							969,138

Other items
Finance income	17,572	18,493	4,824	13,210	37,010	-	91,109
Finance costs	(532,291)	(1,307,058)	(309,644)	(90,976)	(346,324)	-	(2,586,293)
Share of profit of jointly
controlled entities	-	-	-	-	233,784	-	233,784
Share of profit of associates	-	230,098	570	-	9,360	-	240,028
Amortization of land use rights
and leasehold land	27,779	21,123	7,645	8	2,190	-	58,745
Depreciation and amortization	2,756,616	3,075,767	362,391	3,246	100,612	-	6,298,632
(Gain)/loss on disposal of property,
plant and equipment	(2,473)	(26,974)	48	-	75	-	(29,324)
Impairment charge/write-off of property,
plant and equipment	372,629	329,152	-	-	-	-	701,781
Provision/(reversal) for impairment
of inventories	15,562	18,798	(86)	-	-	-	34,274
Provision for impairment of receivables,
net of bad debts recovered	20,066	1,157	1,711	-	4,800	-	27,734

Additions to non-current assets
during the year
Intangible assets	69,598	19,546	444	1,082	37,183	-	127,853
Land use rights	166,527	117,094	15,840	-	-	-	299,461
Property, plant and equipment	4,124,751	3,365,592	1,042,731	14,047	42,374	-	8,589,495

For the year ended December 31, 2009

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

Total revenue	18,289,471	42,731,218	7,102,579	38,451,272	286,088	(36,592,623)	70,268,005
Inter-segment revenue	(12,555,416)	(16,463,537)	(1,062,138)	(6,511,532)	-	36,592,623	-

Revenue from external customers	5,734,055	26,267,681	6,040,441	31,939,740	286,088	-	70,268,005

Segment (loss)/profit	(2,895,597)	(1,426,521)	(897,907)	632,500	(689,217)	(113,855)	(5,390,597)
Income tax benefit							711,003
Loss for the year							(4,679,594)

Other items
Finance income	10,635	28,693	6,701	13,457	65,653	-	125,139
Finance costs	(383,409)	(1,231,458)	(315,643)	(1,378)	(331,076)	-	(2,262,964)
Share of loss of jointly
controlled entities	-	-	-	-	(50,392)	-	(50,392)
Share of profit of associates	-	75,498	-	-	1,558	-	77,056
Amortization of land use rights
and leasehold land	14,833	17,828	7,419	-	7,442	-	47,522
Depreciation and amortization	2,574,998	2,662,595	341,062	2,950	134,200	-	5,715,805
(Gain)/loss on disposal of property,
plant and equipment	(5,319)	20,503	-	-	12,160	-	27,344
Impairment charge/write-off of property,
plant and equipment	128,775	335,432	159,584	-	-	-	623,791
Reversal for impairment of inventories	(213,736)	(501,391)	(194,617)	(423)	-	-	(910,167)
Provision for impairment of receivables,
net of bad debts recovered	10,862	1,039	603	-	175	-	12,679

Additions to non-current assets
during the year
Intangible assets	71,580	33,309	383	-	22,125	-	127,397
Land use rights	250,091	10,579	-	-	-	-	260,670
Property, plant and equipment	5,389,115	2,770,827	2,054,675	2,155	80,705	-	10,297,477

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

As of December 31, 2010:
Segment assets	54,746,269	54,253,441	15,508,792	7,979,162	13,434,371	(6,315,016)	139,607,019
Unallocated:
Deferred income tax assets							1,410,781
Prepaid income tax							304,239

Total assets							141,322,039

Segment liabilities	27,038,548	31,115,258	11,712,111	6,568,614	13,703,723	(6,098,778)	84,039,476
Unallocated:
Current income tax liabilities							95,708

Total liabilities							84,135,184

As of December 31, 2009:
Segment assets	52,302,401	53,257,537	13,818,766	6,937,975	11,071,289	(5,351,526)	132,036,442
Unallocated:
Deferred income tax assets							1,647,240
Prepaid income tax							291,507

Total assets							133,975,189

Segment liabilities	26,219,954	31,110,437	9,926,120	6,243,025	10,035,814	(5,237,671)	78,297,679
Unallocated:
Deferred income tax liabilities							34,535
Current income tax liabilities							61,818

Total liabilities							78,394,032

The Company is domiciled in the PRC. Geographical information on operating segments is as follows:

For the year ended December 31,

	2010	2009

Segment revenue from external customers
- The PRC	120,990,827	70,241,729
- Other countries	4,020	26,276

	120,994,847	70,268,005

As of December 31,

	2010	2009

Non-current assets (excluding financial assets
and deferred income tax assets)
- The PRC	98,112,058	95,239,803
- Other countries	429,775	697,956

	98,541,833	95,937,759

For the year ended December 31, 2010, revenues of approximately RMB28,945 million (2009: RMB13,645 million) are derived from entities directly or indirectly owned or controlled by the PRC government. These revenues are mainly attributable to the alumina, primary aluminum, aluminum fabrication and trading segments. There is no other individual customer with its proportion of segment revenue more than 10%.

7.	Intangible assets

Group

			Computer
		Mining	software
	Goodwill	rights	and others	Total

As of January 1, 2009
Cost	2,362,735	655,034	128,381	3,146,150
Accumulated amortization	-	(122,554)	(35,527)	(158,081)

Net book amount	2,362,735	532,480	92,854	2,988,069

Year ended December 31, 2009
Opening net book amount	2,362,735	532,480	92,854	2,988,069
Additions	-	92,166	35,231	127,397
Amortization	-	(45,740)	(20,251)	(65,991)

Closing net book amount	2,362,735	578,906	107,834	3,049,475

As of December 31, 2009
Cost	2,362,735	741,292	163,612	3,267,639
Accumulated amortization	-	(162,386)	(55,778)	(218,164)

Net book amount	2,362,735	578,906	107,834	3,049,475

Year ended December 31, 2010
Opening net book amount	2,362,735	578,906	107,834	3,049,475
Additions	-	72,754	55,099	127,853
Reclassification (Note 8)	-	(75,876)	-	(75,876)
Amortization	-	(45,388)	(22,189)	(67,577)

Closing net book amount	2,362,735	530,396	140,744	3,033,875

As of December 31, 2010
Cost	2,362,735	738,170	218,711	3,319,616
Accumulated amortization	-	(207,774)	(77,967)	(285,741)

Net book amount	2,362,735	530,396	140,744	3,033,875

For the year ended December 31, 2010, amortization expense recognized in the consolidated statement of comprehensive income is analyzed as follows:

For the year ended December 31,

	2010	2009

Cost of sales	52,584	43,486
General and administrative expenses (Note 27)	14,993	22,505

	67,577	65,991

Company

			Computer
		Mining	software
	Goodwill	rights	and others	Total

As of January 1, 2009
Cost	2,330,945	479,133	112,712	2,922,790
Accumulated amortization	-	(96,877)	(29,640)	(126,517)

Net book amount	2,330,945	382,256	83,072	2,796,273

Year ended December 31, 2009
Opening net book amount	2,330,945	382,256	83,072	2,796,273
Additions	-	12,838	26,407	39,245
Amortization	-	(24,145)	(18,629)	(42,774)

Closing net book amount	2,330,945	370,949	90,850	2,792,744

As of December 31, 2009
Cost	2,330,945	491,971	139,119	2,962,035
Accumulated amortization	-	(121,022)	(48,269)	(169,291)

Net book amount	2,330,945	370,949	90,850	2,792,744

Year ended December 31, 2010
Opening net book amount	2,330,945	370,949	90,850	2,792,744
Additions	-	8,220	36,818	45,038
Amortization	-	(25,161)	(19,409)	(44,570)

Closing net book amount	2,330,945	354,008	108,259	2,793,212

As of December 31, 2010
Cost	2,330,945	500,191	175,937	3,007,073
Accumulated amortization	-	(146,183)	(67,678)	(213,861)

Net book amount	2,330,945	354,008	108,259	2,793,212

Impairment test for goodwill

Goodwill is allocated to the Group's cash-generating units ("CGUs") and groups of CGUs identified according to operating segments. A segment level summary of goodwill allocation is presented below:

December 31, 2010	December 31, 2009

		Primary		Primary
	Alumina	aluminium	Alumina	aluminium

Qinghai Branch	-	217,267	-	217,267
Guangxi Branch	189,419	-	189,419	-
Lanzhou Branch	-	1,924,259	-	1,924,259
Jiaozuo Wanfang Power Co., Ltd.
("Wanfang Power")	-	31,790	-	31,790

	189,419	2,173,316	189,419	2,173,316

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rates which not exceeding the long-term average growth rates for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined these key assumptions based on past performance and its expectations on market development. Further, management adopts a pre-tax rate of 14.31% (2009: 10.50%) that reflects specific risks related to CGUs and groups of CGUs as discount rates. The assumptions above are used in analyzing recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on its assessment, there was no impairment of goodwill as of December 31, 2010 (2009: Nil).

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a decrease or increase in the recoverable amount of 7.86% and 6.95% respectively. A one percent increase or decrease in estimated growth, with all other variables held constant, would result in a increase or decrease in the recoverable amount of 6.47% and 4.73% respectively.

8.	Property, plant and equipment

Group

				Office
		Plant and	Transportation	and other	Construction-
	Buildings	machinery	facilities	equipment	in-progress	Total

As of January 1, 2009
Cost	28,503,020	71,116,046	3,051,914	580,191	20,870,953	124,122,124
Accumulated depreciation and
impairment	(8,142,809)	(28,229,722)	(1,443,698)	(296,625)	(20,244)	(38,133,098)

Net book amount	20,360,211	42,886,324	1,608,216	283,566	20,850,709	85,989,026

Year ended December 31, 2009
Opening net book amount	20,360,211	42,886,324	1,608,216	283,566	20,850,709	85,989,026
Transfers/reclassifications	2,786,508	8,259,495	172,847	296	(11,219,146)	-
Additions	58,023	218,337	2,221	6,260	9,910,720	10,195,561
Disposals	(13,820)	(30,572)	(706)	(444)	(20,305)	(65,847)
Depreciation	(1,060,987)	(4,565,604)	(241,323)	(67,870)	-	(5,935,784)
Currency translation differences	3,217	(95)	(2)	(1)	98,797	101,916
Impairment loss	(144,150)	(315,703)	(4,014)	(341)	(159,583)	(623,791)

Closing net book amount	21,989,002	46,452,182	1,537,239	221,466	19,461,192	89,661,081

As of December 31, 2009
Cost	31,325,327	78,965,256	3,203,745	562,745	19,637,651	133,694,724
Accumulated depreciation and
impairment	(9,336,325)	(32,513,074)	(1,666,506)	(341,279)	(176,459)	(44,033,643)

Net book amount	21,989,002	46,452,182	1,537,239	221,466	19,461,192	89,661,081

Year ended December 31, 2010
Opening net book amount	21,989,002	46,452,182	1,537,239	221,466	19,461,192	89,661,081
Transfers/reclassifications
(Note 7)	3,098,411	5,615,592	122,885	11,035	(8,772,047)	75,876
Transfer to non-current assets
held for sale	-	(41,162)	(567)	(509)	(620,432)	(662,670)
Additions	47,787	9,397	6,098	2,742	8,523,471	8,589,495
Disposals	(14,913)	(103,223)	(5,094)	(346)	(184,868)	(308,444)
Depreciation	(1,091,191)	(4,497,643)	(242,367)	(66,256)	-	(5,897,457)
Currency translation differences	455	68	(51)	(22)	22,122	22,572
Impairment loss	(4,596)	(323,547)	(164)	(845)	(372,629)	(701,781)

Closing net book amount	24,024,955	47,111,664	1,417,979	167,265	18,056,809	90,778,672

As of December 31, 2010
Cost	34,139,583	82,844,111	3,167,132	564,879	18,461,694	139,177,399
Accumulated depreciation and
impairment	(10,114,628)	(35,732,447)	(1,749,153)	(397,614)	(404,885)	(48,398,727)

Net book amount	24,024,955	47,111,664	1,417,979	167,265	18,056,809	90,778,672

Company

				Office
		Plant and	Transportation	and other	Construction-
	Buildings	machinery	facilities	equipment	in-progress	Total

As of January 1, 2009
Cost	20,990,377	50,731,886	2,595,764	414,899	11,294,361	86,027,287
Accumulated depreciation and
impairment	(6,747,726)	(22,535,633)	(1,273,065)	(220,722)	(20,244)	(30,797,390)

Net book amount	14,242,651	28,196,253	1,322,699	194,177	11,274,117	55,229,897

Year ended December 31, 2009
Opening net book amount	14,242,651	28,196,253	1,322,699	194,177	11,274,117	55,229,897
Transfers/reclassifications	1,318,756	5,404,954	92,472	(5,340)	(6,810,842)	-
Transformation from subsidiaries
to branches	11,463	6,844	1,913	43	-	20,263
Additions	5,304	15,073	1,132	1,919	5,337,933	5,361,361
Disposals	(2,737)	(3,128)	(411)	(372)	(20,305)	(26,953)
Depreciation	(737,160)	(3,177,499)	(191,288)	(44,838)	-	(4,150,785)
Impairment loss	(144,150)	(315,703)	(4,014)	(341)	-	(464,208)

Closing net book amount	14,694,127	30,126,794	1,222,503	145,248	9,780,903	55,969,575

As of December 31, 2009
Cost	22,311,407	55,758,343	2,662,166	388,916	9,797,778	90,918,610
Accumulated depreciation and
impairment	(7,617,280)	(25,631,549)	(1,439,663)	(243,668)	(16,875)	(34,949,035)

Net book amount	14,694,127	30,126,794	1,222,503	145,248	9,780,903	55,969,575

Year ended December 31, 2010
Opening net book amount	14,694,127	30,126,794	1,222,503	145,248	9,780,903	55,969,575
Transfers/reclassifications	1,333,483	2,321,632	106,147	2,594	(3,763,856)	-
Transfer to non-current assets
held for sale	-	(40,965)	-	-	-	(40,965)
Additions	-	-	609	847	5,836,793	5,838,249
Disposals	(11,187)	(89,968)	(4,884)	(138)	-	(106,177)
Depreciation	(736,571)	(3,006,504)	(190,749)	(42,601)	-	(3,976,425)
Impairment loss	-	(10,181)	-	-	(34,687)	(44,868)

Closing net book amount	15,279,852	29,300,808	1,133,626	105,950	11,819,153	57,639,389

As of December 31, 2010
Cost	23,332,460	56,502,622	2,607,988	383,865	11,870,716	94,697,651
Accumulated depreciation and
impairment	(8,052,608)	(27,201,814)	(1,474,362)	(277,915)	(51,563)	(37,058,262)

Net book amount	15,279,852	29,300,808	1,133,626	105,950	11,819,153	57,639,389

For the year ended December 31, 2010, depreciation expense recognized in the consolidated statement of comprehensive income is analyzed as follows:

For the year ended December 31,

	2010	2009

Cost of sales	6,014,643	5,404,648
General and administrative expenses (Note 27)	207,075	238,174
Selling and distribution expenses (Note 26)	9,337	6,992

	6,231,055	5,649,814

As of December 31, 2010, the Group is in the process of applying for the ownership certificates of buildings at net book value of RMB2,869 million (2009: RMB2,268 million).

As of December 31, 2010, net book value of buildings amounting to RMB6 million (2009: RMB7 million) are situated in Hong Kong.

For the year ended December 31, 2010, interest expenses of RMB645 million (2009: RMB880 million) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalized at an annual rate of approximately 4.77% (2009: 5.30%), and were included in 'additions' to property, plant and equipment.

As of December 31, 2010, the Group has pledged property, plant and equipment at net book value amounting to RMB1,117 million (2009: RMB1,712 million) for bank and other borrowings as set out in Note 25.

Impairment test for property, plant and equipment

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The cash generating units are individual plant/entity. The carrying value of these individual plant/entity was compared to the recoverable amount of the CGUs, which was based predominantly on value-inuse. Value-in-use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rates which not exceeding the long-term average growth rates for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost, related expenses and applicable exchange rate. Management determined these key assumptions based on past performance and its expectations on market development. Further, management adopts a pre-tax rate of 10.12% (2009: 10.50%) that reflects specific risks related to CGUs and groups of CGUs as discount rates. The assumptions above are used in analyzing recoverable amounts of CGUs and groups of CGUs within operating segments.

Where it is considered more likely than not that an individual CGU will be disposed within the near-term rather than continue to be held and operated by the Group, the recoverable amount is based on the estimated net disposal value of the CGU less cost to disposal rather than by reference to its value-in-use.

Except for the assets to be retired or dispose of and the assets related to the exploration and development of bauxite resources in Aurukun, Queensland, Australia (the "AuruKun Project") mentioned in Notes 8(a) and 8(b), based on management's impairment assessment, there was no impairment to other property, plant and equipment of the Group as of December 31, 2010 (2009: nil).

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a 4.40% and 4.63% decrease or increase in the estimated recoverable amount of property, plant and equipment respectively. A one percent increase or decrease in estimated growth, with all other variables held constant, would result in a 0.88% and 1.01% increase or decrease in the estimated recoverable amount of property, plant and equipment respectively.

For the year ended December 31, 2010, impairment charges and write-off in aggregate amounting to RMB702 million (2009: RMB624 million) was recognized in the consolidated statement of comprehensive income. Details of these impairment charges and write-off are analyzed as follows:

(a)

As a result of adjustment to the Group's operational structure from late 2009 through 2010, the Group determined that certain properties, plant and equipment would be retired (including certain constructions in progress would be abandoned) or disposed through a sale transaction. As of December 31, 2010, an impairment loss amounted to RMB329 million (2009: RMB624 million) represented the difference between the carrying value of these property, plant and equipment of RMB370 million (2009: RMB1,600 million) and their estimated recoverable amounts (estimated fair value less costs to sell).

In addition, property, plant and equipment amounting to RMB663 million (2009: nil) as of December 31, 2010 are reclassified to 'current assets' as non-current assets held for sale in accordance with the requirement under IFRS 5 'Non-current assets held for sales and discontinued operations', of which non-current assets held for sale amounting to RMB41 million (2009: nil) are classified in 'non-current assets' as these assets will be exchanged for interest in an associate.

(b)

On March 23, 2007, the Company entered into a development agreement ("Development Agreement") with the Queensland State Government of Australia for the Aurukun Project. Pursuant to the Development Agreement, the Company would mine the bauxite resources, build and operate a bauxite refinery smelting plant in Queensland, Australia. However, due to adverse changes in the aluminum industry after the financial crisis in 2008, the Aurukun Project had been hindered by various unfavorable factors to the extent that it could not be implemented in accordance with the timetable specified in the Development Agreement. On June 30, 2010, the Development Agreement automatically terminated upon its expiration date. After the expiration of the Development Agreement, the Company and Queensland State Government agreed to continue discussion in ways to continue development of the Aurukun Project. In October 2010, the Company submitted a proposal to the Queensland State Government a revised development plan pursuant to which the Company could continue to mine the bauxite resources but postponing or terminating the building of the bauxite refinery plant, at the same time, to seek alternative investment projects, which could enable the Company to earn a reasonable profit. On December 3, 2010, Queensland State Government has offered to the Company a revised development agreement which allowing the Company to change the AuruKun Project from a mining plus refinery plant integrated project to a mining plus replacement project. With the approval from the Company's Executive Committee, the Company and the Queensland State Government are currently in discussion based on this revised development agreement and aim to finalize the relevant terms and conditions that can be mutually agreeable between the parties. As of December 31, 2010, no formal agreement has been reached between the parties.

As of December 31, 2010, total capitalized development costs in relation to Aurukun Project amounts to RMB733 million (2009: RMB636 million). In view of the planned cessation of building of alumina plant, all capitalized development costs attributable to the refinery plant as of December 31, 2010 were fully provided for which resulting a charge of RMB373 million (2009: nil) recognized in the consolidated statement of comprehensive income.

With respect to the mining operation, management conducted an impairment assessment at December 31, 2010 in accordance with the aforementioned methodology, and concluded that there was no impairment of the capitalized development attributable to the mining operation (2009: nil).

The level of impairment is predominantly dependent upon judgments used in arriving at project disposal value, future growth rates, the discount rate applied to cash flow projections and successfully develop the mining operation of the Aurukun Project. The estimates and judgment used in the aforementioned assessment represent management's best estimate based on current experience and information available, which may be different from the actual result in the future due to changes in the Group's business and other external environment. Any significant changes in estimated average alumina price, USD:AUD exchange rate, expected capital expenditures or new development agreement would lead to some or all of the capitalized assets would have been impaired.

9.	Land use rights and leasehold land

Details of land use rights and leasehold land are as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Finance leases:
In Hong Kong, held on:
Leases between 10 to 50 years	87,281	92,660	-	-

Operating leases:
In the mainland of the PRC,
held on:
Leases less than 10 years	10,807	16,083	10,807	12,293
Leases between 10 to 50 years	2,075,731	1,834,625	743,934	615,627
Leases over 50 years	7,127	179	176	179

	2,180,946	1,943,547	754,917	628,099

(a)	Finance leases

Group

	2010	2009

As of January 1,
Cost	98,724	98,875
Accumulated amortization	(6,064)	(3,718)

Net book amount	92,660	95,157

Year ended December 31,
Opening net book amount	92,660	95,157
Exchange differences	(3,317)	(151)
Amortization	(2,062)	(2,346)

Closing net book amount	87,281	92,660

As of December 31,
Cost	95,407	98,724
Accumulated amortization	(8,126)	(6,064)

Net book amount	87,281	92,660

As of December 31, 2010, finance lease represent leasehold land situated in Hong Kong held on lease of 36 years (2009: 37 years).

For the year ended December 31, 2010, amortization expense is recognized in 'general and administrative expenses' in the consolidated statement of comprehensive income.

(b)	Operating leases prepayments

Group	Company

	2010	2009	2010	2009

As of January 1,	1,850,887	1,635,393	628,099	386,878
Additions	299,461	260,670	153,324	258,909
Amortization	(56,683)	(45,176)	(26,506)	(17,688)

As of December 31,	2,093,665	1,850,887	754,917	628,099

As of December 31, 2010, the Group is in the process of applying for the certificates of land use rights amounted to RMB371 million (2009: RMB338 million).

For the year ended December 31, 2010, amortization expense is recognized in 'general and administrative expenses' in the consolidated statement of comprehensive income.

10.	Investments in subsidiaries

Company

	December 31,	December 31,
	2010	2009

Investment, at cost:
Listed securities (Note)	185,213	223,782
Unlisted securities	13,671,880	12,702,633

	13,857,093	12,926,415
Less: impairment loss	(406,829)	-

	13,450,264	12,926,415

Market value of listed securities	2,512,473	3,899,030

Note:

As of December 31, 2010 and 2009, all listed securities represent equity interests investments in Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. ("Jiaozuo Wanfang"), a joint stock company incorporated in PRC.

The following is a list of principal subsidiaries as of December 31, 2010:

Place of
	incorporation		Registered and	Business nature and	Effective equity
Name	and operation	Legal status	fully paid capital	scope of operations	interest held

					2010	2009

Directly held:
Baotou Aluminum Co., Limited	PRC	Limited liability company	500,000	Manufacture and distribution	100%	100%
()				of primary aluminum,
				aluminum alloy and
				related fabrication products
				and carbon products
Chalco Ruimin Co., Limited	PRC	Limited liability company	1,360,494	Manufacture of aluminum,	92.18%	90.12%
("Chalco Ruimin")				magnesium and related alloy
()				products, export activities
(Note (i))
Chalco Southwest Aluminum	PRC	Limited liability company	540,000	Manufacture and distribution	60%	60%
Co., Limited				of metal materials
()				(excluding precious metals),
				sales of general machinery
				and equipment
Chalco Southwest Aluminum	PRC	Limited liability company	624,190	Rolling aluminum and	100%	100%
Cold Rolling Co., Limited				aluminum alloy processing,
()				development of high
				precision aluminum strip
				production technology,
				import and export activities
				on goods and technology
Chalco Henan Aluminum	PRC	Limited liability company	1,132,460	Manufacture and distribution	90.03%	90.03%
Co., Limited				of aluminum and alloy
()				related products
China Aluminum International	PRC	Limited liability company	200,000	Import and export activities	90.50%	90.50%
Trading Co., Ltd
()
Shanxi Huasheng Aluminum	PRC	Limited liability company	1,000,000	Manufacture and distribution	51%	51%
Co., Ltd.				of primary aluminum,
()				aluminum alloy and carbon-
				related products
Shanxi Huaze Aluminum and	PRC	Limited liability company	1,500,000	Manufacture and distribution	60%	60%
Power Co., Ltd.				of primary aluminum and
()				anode carbon products
				and electricity generation
				and supply
Fushun Aluminum Co., Ltd.	PRC	Limited liability company	700,000	Aluminum smelting,	100%	100%
()				manufacture and distribution
				of nonferrous metals
Zunyi Aluminum Co., Ltd.	PRC	Limited liability company	802,620	Manufacture and distribution	62.10%	62.10%
()				of primary aluminum
Chalco Zunyi Alumina Co., Ltd.	PRC	Limited liability company	Registered capital	Manufacture and distribution	67%	67%
("Zunyi Alumina")			1,400,000	of alumina
() (Note(ii))			Paid-in-capital
			1,234,677
Shandong Huayu Aluminum and	PRC	Limited liability company	1,627,697	Manufacture and distribution	55%	55%
Power Co., Ltd.				of primary aluminum
()
Gansu Hualu Aluminum	PRC	Limited liability company	529,240	Manufacture and distribution	51%	51%
Co., Ltd.				of primary aluminum
()
Chalco Hong Kong Ltd.	Hong Kong	Limited liability company	HKD849,940,471	Oversea investments and alumina	100%	100%
()				import and export activities
China Aluminum Mining	PRC	Limited liability company	Registered capital	Manufacture, acquisition and	100%	100%
Co., Ltd.			1,000,000	distribution of bauxite mines,
() (Note (iii))			Paid-in-capital	limestone ore, aluminum
			700,000	magnesium ore and related
				nonferrous metal products
Jiaozuo Wanfang	PRC	Limited liability company	480,176	Aluminum smelting,	24.002%	29%
()				manufacture and distribution
(Note (iv))				of nonferrous metals

The English names of subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	In June 2010, the Company injected cash amounting to RMB287 million (2009: RMB657 million) into Chalco Ruimin. Thereafter, the Group's equity interest in Chalco Ruimin increased from 90.12% to 92.18%.

(ii)

In September 2010, the Company injected cash amounting to RMB101 million (2009: RMB197 million), represented its share of the capital injection into Zunyi Alumina. As of December 31, 2010, the capital verification is in progress and other equity holder of Zunyi Alumina has not made its share of the capital injection.

(iii)	The difference between paid-in capital and registered capital is due to the company was split up in 2010 and the capital verification is in progress, the registered capital remained unchanged.

(iv)

In October 2010, the Company disposed a total of 5% equity interest of Jiaozuo Wanfang in an open market at market quoted price of the shares. Total cash proceeds less commission and other direct selling costs amounted to approximately RMB480 million. As a result of the disposal, the Company's equity interest in Jiaozuo Wanfang decreased from 29% to 24.002%, but the Company remains the single largest shareholder and its rights to nominate 5 of the 6 non-independent directors remained unchanged as of December 31, 2010. The balance of equity holdings in Jiaozuo Wanfang is dispersed and the other shareholders have not organized their interests and cannot easily organize themselves in such a way that they exercise more votes than the minority holder. In additions, all resolutions proposed by the Company in the past 3 years were approved. The directors of the Company are of the view that the Company has de facto control over Jiaozuo Wanfang.

(v)

During the year ended December 31, 2010, apart from the capital injection as set out in Notes (i) and (ii), the Company injected cash amounting to RMB611 million (2009: RMB839 million) to other subsidiaries of the Company.

11.	Investments in jointly controlled entities/associates

(a)	Investments in jointly controlled entities

Movements in investments in jointly controlled entities are as follows:

Group	Company

	2010	2009	2010	2009

As of January 1,	685,459	701,850	734,530	718,398
Capital injections	71,325	34,001	71,325	34,001
Share of profit/(loss) for the year	233,784	(50,392)	-	-
Impairment loss	-	-	-	(17,869)

As of December 31,	990,568	685,459	805,855	734,530

As of December 31, 2010, jointly controlled entities of the Group, all of which are unlisted, are as follows:

Place of
	incorporation		Registered and	Business nature and	Effective equity
Name	and operation	Legal status	fully paid capital	scope of operations	interest held

					2010	2009

Shanxi Jinxin Aluminum	PRC	Limited liability	20,000	Manufacture and	50%	50%
Co., Ltd. ("Jinxin Aluminum")		company		distribution of
()				primary aluminum
(Note (i))
Guangxi Huayin Aluminum	PRC	Limited liability	2,441,987	Manufacture and	33%	33%
Co. Ltd.		company		distribution of alumina
() (Note (ii))

The English names of jointly controlled entities represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	As of December 31, 2010, the Group's investments in Jinxin Aluminum have been fully written-down and the Group does not have obligation to share any additional losses of Jinxin Aluminum.

(ii)	During the year ended December 31, 2010, the Company injected cash amounting to RMB71 million (2009: RMB34 million) to Guangxi Huayin Aluminum Co. Ltd.

For the year ended December 31, 2010, the Group's shares of interests in its jointly controlled entities are as follows:

	December 31,	December 31,
	2010	2009

Assets	2,787,528	2,754,414
Liabilities	(1,796,960)	(2,068,955)
Revenue	1,333,472	771,048
Profit/(loss)for the year	233,784	(50,392)

Proportionate interests in jointly controlled entities'
capital commitments	26,996	169,652

There were no material contingent liabilities relating to the Group's interests in the jointly controlled entities and the jointly controlled entities themselves.

(b)	Investments in associates

Movements in investments in associates are as follows:

Group	Company

	2010	2009	2010	2009

As of January 1,	197,070	104,809	30,000	105,600
Capital injection/additions
(Note (i))	748,650	-	-	-
Transformation from
a subsidiary to
an associate (Note (ii))	30,000	-	30,000	-
Disposal of an associate	-	-	-	(75,600)
Share of profit for the year	240,028	77,056	-	-
Share of change in reserves	(3,140)	15,205	-	-

As of December 31,	1,212,608	197,070	60,000	30,000

Notes:

(i)

During the year ended December 31, 2010, the Group injected cash amounting to RMB549 million (2009: nil) and RMB200 million (2009: nil) to Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co., Ltd. () and Henan Zhongfu Special Aluminum Co., Ltd (), respectively, according to the Group's proportionate interest in the respective associates.

(ii)

In March 2010, the Company entered into an investment agreement with Duofuduo Chemical Co., Ltd. ("Duofuduo Chemical") (). Pursuant to the agreement, Duofuduo Chemical injected cash of RMB37 million into Fushun Fluoride Co., Ltd. ("Fushun Fluoride") () for 55% equity interest in Fushun Fluoride. Thereafter, the Company's equity interest in Fushun Fluoride decreased from 100% to 45% and the Company ceased to have control from June 30, 2010 onwards. At the same time, Fushun Fluoride changed its name to Duofuduo (Fushun) Technology Development Co., Ltd. ().

As of December 31, 2010, associates of the Group, all of which are unlisted, are as follows:

Place of
	incorporation		Registered and	Business nature and	Effective equity
Name	and operation	Legal status	fully paid capital	scope of operations	interest held

					2010	2009

ABC-CA Fund Management	PRC	Limited liability	200,000	Investments	15%	15%
Co., Ltd.		company
() (Note (i))
Jiaozuo Coal Group Xinxiang	PRC	Limited liability	800,000	Coal production	7.2%	8.7%
(Zhaogu) Energy Corporation		company
Co., Ltd.
()
(Note (ii))
Jiaozuo Wanfang Industry	PRC	Limited liability	10,000	Sales of construction	7.2%	8.7%
Co., Ltd.		company		materials and
() (Note (ii))				other goods
Duofuduo(Fushun) Technology	PRC	Limited liability	66,660	Manufacture and	45.0%	-
Development Co., Ltd		company		distribution of fluoride
()				products
Henan Zhongfu Special	PRC	Limited liability	Registered capital	Manufacture and	23.4%	-
Aluminum Co., Ltd		company	769,000	distribution of
()			Paid-in-capital	aluminum farbrication
			251,088	products

The English names of associates represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	The Company exercises significant influence over ABC-CA Fund Management Co., Ltd. through its appointment of a director into the board of directors of ABC-CA Fund Management Co., Ltd.

(ii)

Jiaozuo Wanfang Industry Co., Ltd. and Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co., Ltd. are associate companies of the Group's 24.002% (2009: 29%) subsidiary, Jiaozuo Wanfang, in which it holds a 30% (2009: 30%) direct equity interest. As of December 31, 2010, the Group's effective interest in these associate companies decreased from 8.7% to 7.2% as a result of the partial disposal of Jiaozuo Wanfang (Note 10).

For the year ended December 31, 2010, the Group's shares of interests in its associates are as follows:

	December 31,	December 31,
	2010	2009

Assets	1,761,469	603,273
Liabilities	(548,861)	(406,203)
Revenue	998,846	459,605
Profit for the year	240,028	77,056

12.	Available-for-sale financial assets

Group	Company

	2010	2009	2010	2009

As of January 1,	56,313	38,214	7,000	7,000
Additions	-	20,000	-	-
Disposals	(10,065)	(283)	-	-
Fair value changes	(1,370)	(1,618)	-	-

As of December 31,	44,878	56,313	7,000	7,000

In December 2010, the Group disposed all its 5% equity interest in China Aluminum International Engineering Corporation Limited, a fellow subsidiary of the Company, to its parent company at a cash consideration of approximately RMB165 million (2009: nil). The disposal resulted a gain of RMB155 million (2009: nil) (Note 28(b)).

As of December 31, 2010, all (2009: RMB55 million) are unlisted securities in the PRC. All available-for-sale financial assets are denominated in RMB (2009: all in RMB).

13.	Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same tax authority. As of December 31, 2010, the analysis of deferred income tax assets and deferred income tax liabilities is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Deferred income tax assets:
- Deferred income tax assets
to be recovered after more
than 12 months	404,650	767,915	94,624	615,996
- Deferred income tax assets
to be recovered within
12 months	1,006,131	879,325	845,798	583,098

	1,410,781	1,647,240	940,422	1,199,094

Deferred income tax liabilities:
- Deferred income tax
liabilities to be settled
after more than
12 months	-	31,600	-	-
- Deferred income tax
liabilities to be settled
within 12 months	-	2,935	-	-

	-	34,535	-	-

	1,410,781	1,612,705	940,422	1,199,094

The movements in deferred income tax are as follows:

Group	Company

	2010	2009	2010	2009

As of January 1,	1,612,705	663,768	1,199,094	350,336
Recognition in other
comprehensive income	215	244	-	-
Recognition in reserve	(110,402)	-	-	-
Recognition in profit or loss	(91,737)	948,693	(258,672)	848,758

As of December 31,	1,410,781	1,612,705	940,422	1,199,094

The movements in deferred income tax assets and liabilities during the year ended December 31, 2010, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Movement of deferred income tax assets:

Group

				Tax deduction
	Provision for			on purchases
	impairment of	Impairment of		of domestically		Unrealized	Reversal
	receivables and	property, plant	Accrued	manufactured	Deductible	profit at	of asset
	inventories	and equipment	expenses	equipment	tax losses	consolidation	revaluation	Others	Total

As of January 1, 2009	229,789	23,115	3,714	280,297	211,845	19,030	60,366	53,359	881,515
Recognition in profit or loss	(157,436)	115,607	79,242	(220,205)	1,089,638	20,845	(6,936)	15,998	936,753

As of December 31, 2009	72,353	138,722	82,956	60,092	1,301,483	39,875	53,430	69,357	1,818,268
Recognition in reserve	-	-	-	-	(110,402)	-	-	-	(110,402)
Recognition in profit or loss	2,851	(51,000)	57,615	(51,166)	(126,402)	31,702	(27,238)	(7,964)	(171,602)

As of December 31, 2010	75,204	87,722	140,571	8,926	1,064,679	71,577	26,192	61,393	1,536,264

Company

				Tax deduction
	Provision for			on purchases
	impairment of	Impairment of		of domestically		Unrealized	Reversal
	receivables and	property, plant	Accrued	manufactured	Deductible	profit at	of asset
	inventories	and equipment	expenses	equipment	tax losses	consolidation	revaluation	Others	Total

As of January 1, 2009	127,445	22,872	1,037	261,572	5,860	-	60,366	5,109	484,261
Recognition in profit or loss	(75,488)	115,608	70,910	(201,480)	939,868	-	(6,936)	16,261	858,743

As of December 31, 2009	51,957	138,480	71,947	60,092	945,728	-	53,430	21,370	1,343,004
Recognition in profit or loss	6,006	(103,603)	28,127	(51,166)	(247,359)	10,462	(27,238)	103,544	(281,227)

As of December 31, 2010	57,963	34,877	100,074	8,926	698,369	10,462	26,192	124,914	1,061,777

Movement of deferred income tax liabilities:

Group

		Fair value	Depreciation
		changes	of property,	Amortization
	Interest	of financial	plant and	of intangible
	capitalization	assets	equipment	assets	Others	Total

As of January 1, 2009	133,230	448	27,998	2,020	54,051	217,747
Recognition in other
comprehensive income	-	(244)	-	-	-	(244)
Recognition in profit or loss	(5,973)	17	6,618	674	(13,276)	(11,940)

As of December 31, 2009	127,257	221	34,616	2,694	40,775	205,563
Recognition in other
comprehensive income	-	(215)	-	-	-	(215)
Recognition in profit or loss	(5,902)	2,570	(34,616)	(2,694)	(39,223)	(79,865)

As of December 31, 2010	121,355	2,576	-	-	1,552	125,483

Company

			Depreciation
			of property,
	Interest	Unrealized	plant and
	capitalization	loss	equipment	Total

As of January 1, 2009	133,230	-	695	133,925
Recognition in profit or loss	(5,973)	16,653	(695)	9,985

As of December 31, 2009	127,257	16,653	-	143,910
Recognition in profit or loss	(5,902)	(16,653)	-	(22,555)

As of December 31, 2010	121,355	-	-	121,355

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group has not recognized deferred income tax assets of RMB529 million (2009: RMB468 million) in respect of accumulated tax losses amounting to RMB2,117 million (2009: RMB1,871 million) that can be carried forward against future taxable income as it was not considered probable that those assets would be realized. As of December 31, 2010, the expiry profile of these tax losses are analyzed as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Expiring in
2011	16,270	16,270	-	-
2012	279,094	279,094	-	-
2013	397,956	397,956	-	-
2014	971,634	1,177,855	10,426	10,426
2015	451,856	-	-	-

Total	2,116,810	1,871,175	10,426	10,426

14.	Other non-current assets

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Advances and deposits to suppliers	164,745	237,555	140,000	168,000
Other prepayments	139,454	163,572	57,622	80,156

	304,199	401,127	197,622	248,156

15.	Inventories

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Raw materials	9,498,670	8,635,393	5,870,079	5,537,227
Work-in-progress	5,710,686	4,863,109	3,396,319	3,173,130
Finished goods	5,632,858	5,944,645	1,405,895	1,238,701
Spare parts	1,033,063	1,045,263	661,467	700,770
Packaging materials and others	13,366	9,139	7,682	3,901

	21,888,643	20,497,549	11,341,442	10,653,729
Less: provision for impairment
of inventories	(108,596)	(74,322)	(96,841)	(67,696)

	21,780,047	20,423,227	11,244,601	10,586,033

Note:

The Group classifies all alumina products manufactured by group companies which are held for primary aluminum production of other group companies as 'raw materials' at balance sheet date. Prior to 2010, the Group classifies all alumina product manufactured by group companies as 'finished goods'. Accordingly, the above 2009 comparative figures were reclassified to conform to current year presentation.

Movements on the provision for impairment of inventories are as follows:

Group	Company

	2010	2009	2010	2009

As of January 1,	74,322	984,489	67,696	467,223
Provision for impairment
of inventories	360,889	33,756	135,757	27,858
Reversal arising from increase
in net realisable value	(199,305)	-	(84,560)	-
Reversal upon sales of inventories	(127,310)	(943,923)	(22,052)	(427,385)

As of December 31,	108,596	74,322	96,841	67,696

16.	Trade and notes receivable

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Trade receivables	1,689,469	1,840,813	1,735,699	2,157,087
Less: provision for impairment
of receivables	(401,066)	(423,362)	(379,537)	(403,065)

	1,288,403	1,417,451	1,356,162	1,754,022
Notes receivable	1,981,570	1,785,631	1,233,870	1,170,264

	3,269,973	3,203,082	2,590,032	2,924,286

As of December 31, 2010, except for trade and notes receivable of the Group amounting to RMB530 million (2009: RMB739 million) and RMB8 million (2009: RMB6 million) which denominated in USD and EUR respectively, all other trade and notes receivable were denominated in RMB. All trade and notes receivable of the Company were denominated in RMB (2009: all).

Certain of the Group's sales were on advanced payments or documents against payment. In respect of sales to large and long-established customers, subject to negotiation, generally a credit period from 3 to 12 months may be granted. The credit terms for sales to certain subsidiaries of Chinalco are receivable on demand. As of December 31, 2010, the ageing analysis of trade and notes receivable is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Within 1 year	3,148,858	3,062,131	2,288,302	2,682,250
Between 1 and 2 years	33,477	89,570	73,874	133,237
Between 2 and 3 years	54,716	27,595	130,734	17,599
Over 3 years	433,988	447,148	476,659	494,265

	3,671,039	3,626,444	2,969,569	3,327,351

The credit quality of trade and notes receivable that are neither past due nor impaired is assessed by reference to the counterparty's default history. As of December 31, 2010, there is no history of default for these customers above.

Trade and notes receivable that are past due less than one year are not considered impaired. As of December 31, 2010, trade and notes receivable of RMB103 million (2009: RMB131 million) of the Group and RMB284 million (2009: RMB218 million) of the Company were past due but not impaired. These receivables relate to a number of individual customers for whom there is no recent history of default. The ageing analysis of these trade and notes receivable is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Within 1 year	13,610	25,478	9,676	6,203
Between 1 and 2 years	33,117	78,040	73,611	122,403
Between 2 and 3 years	41,290	11,597	118,150	4,488
Over 3 years	15,214	15,868	83,061	84,924

	103,231	130,983	284,498	218,018

As of December 31, 2010, trade and notes receivable of RMB432 million (2009: RMB447 million) of the Group and RMB406 million (2009: RMB422 million) of the Company were substantially impaired and a provision of RMB401 million (2009: RMB423 million) and RMB380 million (2009: RMB403 million) was made, respectively. The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations. However, it was assessed that a small portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Between 2 and 3 years	13,426	15,998	12,584	13,111
Over 3 years	418,774	431,280	393,598	409,341

	432,200	447,278	406,182	422,452

Movements on the provision for impairment of trade and notes receivable are as follows:

Group	Company

	2010	2009	2010	2009

As of January 1,	423,362	421,862	403,065	403,525
Provision for impairment	4,000	20,690	2,686	18,700
Written off	(25,680)	(13,248)	(25,680)	(13,239)
Reversal	(616)	(5,942)	(534)	(5,921)

As of December 31,	401,066	423,362	379,537	403,065

17.	Other current assets

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Advances and deposits to suppliers	328,864	395,457	58,788	23,170
Advances to employees	35,179	33,822	20,954	17,106
Value-added tax recoverable	1,769,908	1,587,023	408,667	278,832
Receivable of value-added tax refund	141,511	89,073	-	-
Dividends receivable	-	-	141,651	141,651
Receivables from sales of non-core
businesses	134,334	134,585	89,575	116,670
Deposits for investments projects
(Note)	854,809	255,054	854,809	255,054
Loans and receivables	282,437	381,804	143,809	167,352
Advance to subsidiaries	-	-	3,335,782	2,527,363
Others	170,748	217,686	138,310	148,167

	3,717,790	3,094,504	5,192,345	3,675,365

Less: provision for impairment
of other receivables	(186,553)	(221,332)	(175,250)	(211,915)

	3,531,237	2,873,172	5,017,095	3,463,450
Prepaid income tax	304,239	291,507	216,978	218,933
Prepayments to suppliers for purchases	2,304,493	1,684,065	537,588	403,940

Total other current assets	6,139,969	4,848,744	5,771,661	4,086,323

Note:

As of December 31, 2010, deposits for investments projects mainly represent deposits paid for the proposed acquisition of certain business and assets related to coal and bauxite mines amounting to RMB640 million and RMB210 million, respectively.

As of December 31, 2009, deposits for investments projects mainly represent deposits paid for the proposed acquisitions of Fushun Power Plant and certain assets of other companies. As the proposed acquisitions did not implement according to the framework agreement, the entire deposits amounting to RMB255 million were refunded in February 2010.

As of December 31, 2010, except for other current assets of the Group amounting to RMB0.04 million (2009: RMB7.40 million), RMB3 million (2009: RMB0.5 million) and RMB7 million (2009: RMB0.5 million) which denominated in USD, HKD and AUD respectively, all other current assets were denominated in RMB. All other current assets of the Company were denominated in RMB (2009: all).

As of December 31, 2010, the ageing analysis of other receivables is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Within 1 year	3,380,547	2,665,489	3,212,560	1,949,373
Between 1 and 2 years	114,525	123,717	1,655,899	616,434
Between 2 and 3 years	9,871	17,574	14,332	846,501
Over 3 years	212,847	287,724	309,554	263,057

	3,717,790	3,094,504	5,192,345	3,675,365

The credit quality of other receivables that are neither past due nor impaired is assessed by reference to the counterparty's default history.

Other receivables that are past due less than one year are generally not considered impaired. As of December 31, 2010, other receivables of RMB46 million (2009: RMB72 million) of the Group and RMB152 million (2009: RMB876 million) of the Company were past due but not impaired. The credit terms of these receivables were repayment on demand. The ageing analysis of these other receivables is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Within 1 year	4,642	18,727	1,390	1,270
Between 1 and 2 years	9,456	14,758	6,194	3,652
Between 2 and 3 years	9,410	9,182	14,279	839,933
Over 3 years	22,157	29,362	130,198	30,788

	45,665	72,029	152,061	875,643

As of December 31, 2010, other receivables of RMB191 million (2009: RMB265 million) of the Group and RMB179 million (2009: RMB239 million) of the Company were impaired and a provision of RMB187 million (2009: RMB221 million) and RMB175 million (2009: RMB212 million) was made, respectively. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

Group	Company

	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Between 2 and 3 years	59	7,033	53	6,568
Over 3 years	190,690	258,362	179,356	232,269

	190,749	265,395	179,409	238,837

Movements on the provision for impairment of other receivables are as follows:

Group	Company

	2010	2009	2010	2009

As of January 1	221,332	224,544	211,915	215,539
Provision for impairment	28,206	844	26,320	164
Written off	(60,400)	(2,004)	(60,400)	(1,958)
Reversal	(2,585)	(2,052)	(2,585)	(1,830)

As of December 31	186,553	221,332	175,250	211,915

18.	Bank balance and cash

Group	Company

December 31,	December 31,	December 31,	December 31,
2010	2009	2010	2009

Restricted cash	462,935	365,409	57,121	31,418
Time deposits	50,000	91,941	-	-
Cash and cash equivalents	8,982,710	7,401,410	5,343,707	4,350,873

	9,495,645	7,858,760	5,400,828	4,382,291

As of December 31, 2010, restricted cash mainly represented deposits held for issued letters of credit and notes payable (Note 24).

As of December 31, 2010, the annual effective interest rate of the above time deposits was 2.75% (2009: 5.00%) with average maturity of one year (2009: one year).

As of December 31, 2010, bank balances and cash on hand of the Group and of the Company were denominated in the following currencies.

Group	Company

December 31,	December 31,	December 31,	December 31,
2010	2009	2010	2009

RMB	9,054,616	7,540,715	5,400,828	4,382,291
USD	303,253	103,754	-	-
HKD	31,131	46,822	-	-
EUR	3,003	2,380	-	-
AUD	103,642	165,089	-	-

	9,495,645	7,858,760	5,400,828	4,382,291

19.	Share capital

Group and Company

	December 31,	December 31,
	2010	2009

A shares	9,580,522	9,580,522
H shares	3,943,966	3,943,966

	13,524,488	13,524,488

As of December 31, 2010 and 2009, all issued shares are registered and fully paid. Both A shares and H shares rank pari passu to each other.

Of the total issued A shares, the trading of the 5,649,217,045 A shares (2009: 5,649,217,045 A shares) held by Chinalco and its subsidiaries are subject to the Trading Moratorium and the Terms of the Trading Moratorium. Accordingly, these shares can only be traded after a lock-up period of 3-year, which expired on January 4, 2011.

20.	Reserves

Company

		Other	Statutory
	Share	capital	surplus	Special	Retained
	premium	reserves	reserve	reserve	earnings	Total
		(Note (i))	(Note (ii))	(Note (iii))

As of January 1, 2009	14,392,675	398,824	5,799,232	18,061	20,735,428	41,344,220
Loss for the year	-	-	-	-	(3,529,289)	(3,529,289)
Increase in reserve	-	-	-	8,229	-	8,229
Release of deferred
government grants	-	1,400	-	-	-	1,400
Transformation from
subsidiaries to branches	(1,891)	-	-	-	-	(1,891)

As of December 31, 2009	14,390,784	400,224	5,799,232	26,290	17,206,139	37,822,669
Profit for the year	-	-	-	-	440,103	440,103
Appropriation of
surplus reserve	-	-	68,325	-	(68,325)	-
Increase in reserve	-	-	-	3,294	-	3,294
Release of deferred
government grants	-	78,401	-	-	-	78,401

As of December 31, 2010	14,390,784	478,625	5,867,557	29,584	17,577,917	38,344,467

Notes:

(i)	Other capital reserves

Other capital reserves mainly represent national debt fund reserve granted to certain branches and subsidiaries of the Company by the Ministry of Finance of the PRC ("MOF") to support various qualified technical projects of the Group. Pursuant to the relevant MOF documents, these funds were accounted for as a capital injection into the Company after all necessary share increase conditions are satisfied. These funds are mainly regarded as capital reserve before the relevant share increase conditions are met.

(ii)	Statutory surplus reserve

Pursuant to the Company Law of the PRC, articles of association and board resolutions of the Company, the Company provides 10% from its net profit for the year determined in accordance with China Accounting Standards for the statutory surplus reserve until the balance of this reserve reaches 50% of the paid-up share capital. Statutory surplus reserve can be used to reduce any losses incurred or to increase share capital of the Company. Statutory surplus reserve balance should not fall below 25% of the registered capital after any such shares issuance.

(iii)	Special reserve

Special reserve mainly represents funds set aside for the purpose of certain safety production activities. Pursuant to certain regulations issued by the State Administration of Work Safety of the PRC, the Group is required to set aside funds mainly for mining of bauxite and coal, coal gas production and construction service activities at prescribed rates. These funds can be used for maintenance and/or improvements of safety of these activities, and is not available for distribution to shareholders.

21.	Borrowings

Group	Company

December 31,	December 31,	December 31,	December 31,
2010	2009	2010	2009

Long-term borrowings
Bank and other loans (Note (a))
- Secured (Note 25)	705,405	798,627	-	-
- Guaranteed (Note (e))	2,883,313	4,250,715	36,200	92,354
- Unsecured	20,483,474	23,676,379	11,578,052	14,965,880

	24,072,192	28,725,721	11,614,252	15,058,234

Medium-term notes and
Long-term bonds (Note (b))
- Guaranteed (Note (e))	1,986,133	1,983,983	1,986,133	1,983,983
- Unsecured	11,923,820	9,921,250	11,923,820	9,921,250

	13,909,953	11,905,233	13,909,953	11,905,233

Total Long-term borrowings	37,982,145	40,630,954	25,524,205	26,963,467

Current portion of
Long-term borrowings	(10,258,278)	(2,826,472)	(7,747,725)	(431,966)

Non-current portion of
long term-borrowings	27,723,867	37,804,482	17,776,480	26,531,501

Estimated fair value of
total Long-term borrowings	37,886,755	40,785,144	25,423,944	27,115,070

Short-term borrowings
Bank loans (Note (c))
- Secured (Note 25)	215,000	645,000	-	-
- Guaranteed (Note (e))	1,225,000	880,000	-	-
- Unsecured	19,149,680	21,468,285	7,000,000	10,800,000

	20,589,680	22,993,285	7,000,000	10,800,000

Short-term bonds, unsecured (Note (d))	10,871,911	-	10,171,911	-
Current portion of
Long-term borrowings	10,258,278	2,826,472	7,747,725	431,966

Total Short-term borrowings and
current portion of
Long-term borrowings	41,719,869	25,819,757	24,919,636	11,231,966

As of December 31, 2010, except for borrowings of the Group amounting to RMB50 million (2009: RMB49 million) and RMB938 million (2009: RMB299 million) which denominated in JPY and USD respectively, all other borrowings were denominated in RMB. All borrowings of the Company were denominated in RMB (2009: all).

Notes:

(a)	Long-term bank and other loans

(i)	The maturity of long-term bank and other loans of the Group are set out below:

Bank and other financial
institution loans	Other loans

	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Within 1 year	5,252,402	2,775,641	12,126	50,831
Between 1 and 2 years	3,612,382	5,891,327	12,126	18,210
Between 2 and 5 years	11,420,768	13,861,595	36,377	54,629
Over 5 years	3,673,783	5,999,298	52,228	74,190

	23,959,335	28,527,861	112,857	197,860

Wholly repayable
within 5 years	19,788,446	21,958,438	-	-

(ii)	The maturity of long-term bank and other loans of the Company are set out below:

Bank and other financial
institution loans	Other loans

	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Within 1 year	2,745,000	384,000	8,975	47,966
Between 1 and 2 years	737,500	3,108,000	8,975	15,345
Between 2 and 5 years	6,762,300	8,670,500	26,926	46,034
Over 5 years	1,307,000	2,746,500	17,576	39,889

	11,551,800	14,909,000	62,452	149,234

Wholly repayable
within 5 years	9,935,000	11,867,000	-	-

(iii)	The weighted average annual interest rates of Long-term bank and other loans for the year ended December 31, 2010 and 2009 are 5.25% and 5.28%, respectively.

(b)	Medium-term notes and long-term bonds

As of December 31, 2010, outstanding long-term bonds and Medium-term notes are summarized as follows:

	Face value/	Effective	December 31,	December 31,
	maturity	interest rate	2010	2009

2007 Long-term bonds	2,000,000/2017	4.64%	1,986,133	1,983,983
2008 Medium-term notes	5,000,000/2011	5.62%	4,993,750	4,978,750
2008 Medium-term notes	5,000,000/2013	4.92%	4,957,500	4,942,500
2010 Medium-term notes	1,000,000/2015	4.34%	986,381	-
2010 Medium-term notes	1,000,000/2015	4.20%	986,189	-

			13,909,953	11,905,233

Long-term bonds and Medium-term notes were issued for capital expenditure purposes and operating cash flows and bank loans re-financing, respectively.

(c)	Short-term bank loans

The weighted average annual interest rates of Short-term bank loans for the year ended December 31, 2010 and 2009 are 4.55% and 4.96%, respectively.

(d)	Short-term bonds

As of December 31, 2010, outstanding short-term bonds are summarized as follows:

	Face value/	Effective	December 31,	December 31,
	maturity	interest rate	2010	2009

2010 Short-term bonds	5,000,000/2011	3.04%	5,101,634	-
2010 Short-term bonds	5,000,000/2011	3.17%	5,070,277	-
2010 Short-term bonds	300,000/2011	3.70%	300,000	-
2010 Short-term bonds	400,000/2011	3.82%	400,000	-

			10,871,911	-

All the above Short-term bonds were issued for working capital.

(e)	Guaranteed long-term and short-term bank and other loans

Details of long-term and short-term bank and other loans in which the Group received guarantees are set out as follows:

Guarantors	Group	Company

	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Long-term bonds
Bank of Communications
()	1,986,133	1,983,983	1,986,133	1,983,983

Long-term loans
Chinalco	1,581,301	2,315,760	-	-
Shanxi Zhangze Electric
Power Co., Ltd.
() (Note (ii))	-	400,000	-	-
Luoyang Economic
Investment Co., Ltd.
("Luoyang Economic")
() (Note (ii))	98,832	101,111	-	-
Lanzhou Aluminum Factory
() (Note (i))	36,200	92,354	36,200	92,354
Yichuan Power Industrial Group
Company ("Yichuan Power")
() (Note (ii))	58,595	70,115	-	-
Luoyang Longquan Aluminum
Products Co., Ltd.
() (Note (ii))	51,300	57,000	-	-
China Nonferrous Metals
Processing Technology Co.,Ltd.
() (Note (iii))	37,085	44,375	-	-
The Company	1,020,000	1,170,000	-	-

	2,883,313	4,250,715	36,200	92,354

Short-term loans
Chinalco	1,225,000	180,000	-	-
The Company	-	700,000	-	-

	1,225,000	880,000	-	-

Notes:

(i)	Guarantor is a subsidiary of Chinalco and a shareholder of the Company.

(ii)	Guarantors are non-controlling shareholders of certain subsidiaries of the Company.

(iii)	Guarantor is a subsidiary of Chinalco.

22.	Other Non-current liabilities

Group	Company

December 31,	December 31,	December 31,	December 31,
2010	2009	2010	2009

Advances from customers	-	68,847	-	-
Obligations in relation to
early retirement schemes	208,378	231,273	171,314	190,313
Others	469,392	225,034	283,646	130,159

	677,770	525,154	454,960	320,472

Obligations in relation to early retirement schemes:

During the years ended December 31, 2010 and 2009, certain subsidiaries and branches implemented certain early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. As of December 31, 2010, included in 'other non-current liabilities' were obligations in relation to retirement benefits under the Group's early retirement schemes as follows:

Group	Company

December 31,	December 31,	December 31,	December 31,
2010	2009	2010	2009

As of January 1,	303,205	24,757	250,758	6,913
Provision made during the year (Note 30)	69,072	284,562	63,843	247,065
Interest costs	5,778	-	2,267	-
Utilization during the year	(85,193)	(6,114)	(69,659)	(3,220)

As of December 31,	292,862	303,205	247,209	250,758

Non-current	208,378	231,273	171,314	190,313
Current (Note 23)	84,484	71,932	75,895	60,445

	292,862	303,205	247,209	250,758

23.	Other payables and accrued expenses

Group	Company

December 31,	December 31,	December 31,	December 31,
2010	2009	2010	2009

Payable for capital expenditures	4,201,502	4,382,597	2,577,742	2,787,657
Sales and other deposits from customers	1,215,080	1,679,594	336,815	454,294
Accrued payroll and bonus	353,292	8,677	220,371	-
Staff welfare payables	159,579	192,826	90,075	134,493
Contribution payable
for retirement benefits	38,640	45,268	9,697	14,056
Current portion of obligation in relation
to early retirement schemes (Note 22)	84,484	71,932	75,895	60,445
Taxes other than income
taxes payable (Note)	391,074	353,547	268,303	209,526
Consideration payable for acquisition
of businesses	5,740	13,497	5,740	13,497
Payables withheld as guarantees
and deposits	177,568	157,817	112,827	108,957
Dividends Payable	89,272	115,978	-	-
Accrued interest	359,990	338,476	307,477	304,855
Others	456,848	567,779	244,815	394,488

	7,533,069	7,927,988	4,249,757	4,482,268

Note:	Taxes other than income taxes payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge.

As of December 31, 2010, except for other payables and accured expenses of the Group amounting to RMB2 million (2009: RMB2 million), RMB1 million (2009: nil) and RMB7 million (2009: RMB16 million) which denominated in HKD, EUR and AUD respectively, all other other payables and accured expenses were denominated in RMB.

As of December 31, 2010, all other payables and accrued expense of the Company were denominated in RMB. As of December 31, 2009, except for other payables and accured expenses of the Company amounting to RMB4 million which denominated in HKD, all other other payables and accured expenses were denominated in RMB.

24.	Trade and notes payable

Group	Company

December 31,	December 31,	December 31,	December 31,
2010	2009	2010	2009

Trade payables	4,339,300	4,440,736	2,388,614	2,060,028
Notes payable	2,037,042	1,731,707	33,490	511,202

	6,376,342	6,172,443	2,422,104	2,571,230

As of December 31, 2010, except for trade and notes payable of the Group amounting to RMB41 million (2009: RMB70 million) and RMB1 million (2009: RMB54 million) which denominated in USD and EUR respectively, all other trade and notes payable were denominated in RMB. All trade and notes payable of the Company were denominated in RMB (2009: all).

As of December 31, 2010, the ageing analysis of trade and notes payable is as follows:

Group	Company

December 31,	December 31,	December 31,	December 31,
2010	2009	2010	2009

Within 1 year	6,152,987	5,892,834	2,364,729	2,486,570
Between 1 and 2 years	68,421	212,488	21,160	43,621
Between 2 and 3 years	117,265	31,131	17,503	20,105
Over 3 years	37,669	35,990	18,712	20,934

	6,376,342	6,172,443	2,422,104	2,571,230

25.	Pledge of assets

The Group has pledged various assets as collateral against certain secured borrowings as set out in Note 21. As of December 31, 2010, a summary of these pledged assets is as follows:

Group	Company

December 31,	December 31,	December 31,	December 31,
2010	2009	2010	2009

Property, plant and equipment	1,116,883	1,711,957	-	-
Land use rights	126,153	320,055	-	-
Inventories	45,000	57,500	-	-
Trade and notes receivable	55,000	15,000	-	-

	1,343,036	2,104,512	-	-

26.	Selling and distribution expenses

For the year ended
December 31,

2010	2009

Transportation and loading expenses	1,090,831	812,479
Packaging expenses	180,523	145,518
Port expenses	59,429	71,418
Employee benefit expenses	37,799	36,954
Sales commissions and other handling fees	12,990	22,123
Warehouse and other storage fees	30,119	32,273
Marketing and advertising expenses	14,818	12,253
Depreciation of non-production property,
plant and equipment (Note 8)	9,337	6,992
Others	137,455	124,910

	1,573,301	1,264,920

27.	General and administrative expenses

For the year ended
December 31,

2010	2009

Employee benefit expenses	840,371	1,025,009
Taxes other than income tax expense (Note)	614,704	546,810
Depreciation of non-production property,
plant and equipment (Note 8)	207,075	238,174
Amortization of land use rights and leasehold land (Note 9)	58,745	47,522
Amortization of intangible assets (Note 7)	14,993	22,505
Operating lease rental expenses	106,098	198,975
Traveling and entertainment	141,472	125,686
Utilities and office supplies	82,737	78,850
Pollutants discharge fees	33,985	40,230
Repairs and maintenance	43,911	48,644
Insurance expense	79,513	81,424
Auditors' remuneration	25,698	30,636
Legal and other professional fees	23,370	46,451
Others	351,068	425,590

	2,623,740	2,956,506

Note:	Taxes other than income tax expense mainly comprise land use tax, property tax and stamp duty.
28.	Other income and other gains, net

(a)	Other income

For the year ended December 31, 2010, other income represented government grants amounting to RMB329 million (2009: RMB151 million).

(b)	Other gains/(losses), net

For the year ended
December 31,

2010	2009

Realized gain on future and option contracts, net	248,799	456,337
Unrealized gain/(loss) on future and
option contracts, net	56,440	(34,012)
Gain/(loss) on disposal of property,
plant and equipment	29,324	(27,344)
Gain on disposal of available-for-sale financial assets	156,066	5,827
Others	395	3,028

	491,024	403,836

29.	Finance costs, net

For the year ended
December 31,

2010	2009

Finance income - interest income from banks	(91,109)	(125,139)

Interest expense, net of capitalized interest (Note 8)	2,575,661	2,299,780
Exchange losses/(gains), net	10,632	(36,816)

Finance cost	2,586,293	2,262,964

Finance cost, net	2,495,184	2,137,825

Interest capitalization rate	4.77%	5.30%

30.	Employee benefit expenses

For the year ended
December 31,

2010	2009

Salaries and bonus	4,231,627	3,992,582
Housing fund	339,615	355,305
Staff welfare and other expenses (Note)	747,314	773,575
Employment expense in relation to
early retirement schemes (Note 22)	69,072	284,562
Retirement benefit costs-defined contribution schemes	695,866	809,877

	6,083,494	6,215,901

Note:	Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses and unemployment insurance expenses, etc.

Employee benefit expenses include remuneration payables to directors, supervisors and senior management as set out in Note 31.

31.	Directors', supervisors and senior management's remuneration

(a)	Directors' and supervisors' remuneration

The aggregate amounts of remuneration payables to directors and supervisors of the Company during the year are as follows:

For the year ended
December 31,

2010	2009

Fees	870	994
Basic salaries, housing fund, other allowances
and benefits in kind	2,099	2,536
Discretionary bonus	929	1,055
Retirement benefit costs-defined
contribution schemes	113	131

	4,011	4,716

The remuneration of each director and supervisor of the Company for the year ended December 31, 2010 is set out below:

Name of directors	Discretionary

and supervisors	Fees	Salary	bonus	Pension	Total

Directors:
Xiong Weiping	-	648	328	29	1,005
Luo Jianchuan	-	556	285	29	870
Chen Jihua
(resigned on October 28, 2010)	-	428	151	26	605
Liu Xiangmin	-	467	165	29	661
Shi Chungui	150	-	-	-	150
Lv Youqing
(appointed on June 22, 2010)	-	-	-	-	-
Kang Yi (resigned on June 22,2010)	99	-	-	-	99
Zhang Zhuoyuan	207	-	-	-	207
Zhu Demiao	207	-	-	-	207
Wang Mengkui	207	-	-	-	207

	870	2,099	929	113	4,011

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	-	-	-	-
Zhang Zhankui	-	-	-	-	-

	-	-	-	-	-

Total	870	2,099	929	113	4,011

The remuneration of each director and supervisor of the Company for the year ended December 31, 2009 is set out below:

Name of directors	Discretionary

and supervisors	Fees	Salary	bonus	Pension	Total

Directors:
Xiong Weiping
(appointed on May 26, 2009)	-	382	191	16	589
Xiao Yaqing
(resigned on March 27, 2009)	-	271	137	11	419
Luo Jianchuan	-	560	293	26	879
Chen Jihua	-	469	169	26	664
Liu Xiangmin	-	469	169	26	664
Shi Chungui	150	-	-	-	150
Kang Yi	211	-	-	-	211
Zhang Zhuoyuan	211	-	-	-	211
Wang Mengkui	211	-	-	-	211
Zhu Demiao	211	-	-	-	211

	994	2,151	959	105	4,209

Supervisors:
Ao Hong	-	-	-	-	-
Yuan Li	-	385	96	26	507
Zhang Zhankui	-	-	-	-	-

	-	385	96	26	507

Total	994	2,536	1,055	131	4,716

The remuneration of the directors and supervisors of the Company fell within the following bands:

Number of individuals

2010	2009

nil to 1,000	12	13
1,000 to 1,500	1	-

During the year, no options were granted to the directors or the supervisors of the Company (2009: nil).

During the year, no emoluments were paid to the directors or the supervisors of the Company (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2009: nil).

No directors or supervisors of the Company waived any remuneration during the respective years.

(b)	Five highest paid individuals

During the year ended December 31, 2010, the five highest paid individuals of the Group include 3 (2009: 3) directors whose remunerations are reflected in the analysis presented above. The remuneration payable to the remaining 2 (2009: 2) individual during the year is as follows:

For the year ended
December 31,

2010	2009

Basic salaries, housing fund, other allowances
and benefits in kind	935	936
Discretionary bonus	330	339
Retirement benefit costs-defined contribution plans	52	49

	1,317	1,324

32.	Income tax expense/(benefit)

For the year ended
December 31,

2010	2009

Current income tax expense:
- PRC enterprise income tax	319,479	237,690
Deferred income tax expense/(benefit) (Note 13)	91,737	(948,693)

	411,216	(711,003)

The current income tax of the Group has been provided on the estimated assessable profit and the appropriate tax rates for the period. Certain branches and subsidiaries of the Company located in special regions of the PRC were granted tax concessions including preferential tax rates of 15% for a period of 10 years. In addition, the Group also enjoys a preferential policy on tax credits approved in prior years in respect of domestically manufactured production equipment purchased.

Upon the implementation of the new Corporate Income Tax Law ("CIT Law") from January 1, 2008, the applicable corporate income tax rate of the Group was adjusted to 25%. However, for those branches and subsidiaries of the Company which were entitled to a preferential rate of 15%, their income tax rate gradually increase to 25% over 5 years, while those entities located in the western region of China continue to enjoy the applicable preferential income tax rate of 15% without any upward adjustment before 2011, but will change to 25% thereafter.

Deferred income tax is calculated in full on temporary differences under the liability method using tax rates substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profit/(loss) of the consolidated entities as follows:

For the year ended
December 31,

2010	2009

Profit /(loss)before income tax	1,380,354	(5,390,597)

Tax expense/(benefit) calculated
at standard income tax rate of 25% (2009: 25%)	345,089	(1,347,649)
Tax effects of:
Preferential income tax rates applicable to
certain branches and subsidiaries	(37,288)	63,925
Impact of change on income tax rate	54,252	-
Tax losses for which no deferred income tax assets
were recognized (Note 13)	110,015	294,464
Utilization of previously unrecognized tax losses
and expenses	(48,606)	-
Tax credit for purchases of qualified domestic-made
equipment not recognized (Note 13)	-	220,205
Tax incentive in relation to deduction limits of
certain expenses	(13,267)	(23,777)
Income not subject to tax	(147,484)	(9,420)
Expenses not deductible for tax purposes	148,505	91,249

Income tax expense/(benefit)	411,216	(711,003)

Weighted average effective tax rate	29.79%	13.19%

Share of income tax expense of associates and jointly controlled entities of RMB77 million (2009: RMB27 million) and RMB23 million (2009: nil) were included in 'shares of profits of associate' and 'shares of profits of jointly controlled entities', respectively.

The change of the weighted average effective tax rate is mainly caused by certain tax losses for which no deferred income tax assets were recognized.

33.	Earnings/(losses) per share

(a)	Basic

Basic earnings/(losses) per share is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of shares in issue during the year.

For the year ended
December 31,

	2010	2009

Profit/(loss) attributable to equity holders of
the Company (RMB)	778,008,000	(4,642,894,000)
Weighted average number of
ordinary shares in issue	13,524,487,892	13,524,487,892

Basic earnings/(losses) per share (RMB)	0.06	(0.34)

(b)	Diluted

Basic earnings/(losses) per share for the years ended December 31, 2010 and 2009 is the same as the diluted earnings/(losses) per share as there are no dilutive potential shares.

34.	Dividends

According to the articles of association of the Company, the Company considers the maximum limit of profit appropriation to its shareholders is the lower of:

(i)	the sum of current period net profit and opening retaining earnings in accordance with IFRS,

(ii)	the sum of current period net profit and opening retaining earnings in accordance with China Accounting Standards, and

(iii)	amount limited by the Company Law of the PRC.

No dividend was paid by the Company for the year ended December 31, 2010 (2009: nil).

A dividend in respect of the year ended December 31, 2010 of RMB0.0114 per ordinary share, amounting to a total dividend of RMB154 million (2009: nil), is to be proposed at the forecoming annual general meeting. These financial statements do not reflect this dividend payable.

35.	Cash flows generated from/(used in) operating activities

For the year ended
December 31,

	Note	2010	2009

Cash flows generated/(used in)
from operating activities
Profit/(loss) before income tax		1,380,354	(5,390,597)
Share of (profits)/losses of jointly controlled entities	11(a)	(233,784)	50,392
Share of profits of associates	11(b)	(240,028)	(77,056)
Depreciation of property, plant and equipment	8	5,889,393	5,935,784
Net (gain)/loss on disposal of property,
plant and equipment	28	(29,324)	27,344
Gain on disposals of available-for-sale
financial assets	28	(156,066)	(5,827)
Impairment charge/write-off on property, plant
and equipment	8	701,781	623,791
Amortization of intangible assets	7	67,577	65,991
Amortization of prepaid land use rights	9	58,745	47,522
Amortization of prepaid expenses		68,385	25,982
Realized and unrealized gain on futures
and option contracts	28	(305,239)	(422,325)
Interest income		(4,879)	(4,785)
Interest expense		2,586,293	2,262,964
Others		(19,967)	(3,026)

		9,763,241	3,136,154

Changes in working capital:
Increase in inventories		(1,356,821)	(512,804)
Increase in trade and notes receivable		(237,764)	(1,342,354)
Increase in other current assets		(515,519)	(650,380)
Increase in restricted cash	18	(97,526)	(122,656)
Decrease in other non-current assets		72,809	391,040
Increase in trade and notes payable		53,100	1,585,853
Decrease in other payables and accrued expenses		(252,088)	(2,967,557)
Decrease in other non-current liabilities		(25,102)	(21,878)

Cash generated from/(used in)
operating activities		7,404,330	(504,582)

PRC enterprise income taxes paid		(300,471)	(201,372)

Net cash generated from/(used in)
operating activities		7,103,859	(705,954)

36.	Significant related party balances and transactions

The Company is controlled by Chinalco, the parent company and a state-owned enterprise established in the PRC. Chinalco itself is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 (revised), "Related Party Disclosures", government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include Chinalco and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("other state-owned enterprises"), other entities and corporations in which the Company is able to control or exercise significant influence and key management personnel of the Company and Chinalco as well as their close family members.

For the purposes of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

In addition to the related party information and transactions disclosed elsewhere in the consolidated financial statements, the following is a summary of significant related party transactions entered in the ordinary course of business between the Group and its related parties during the year.

(a)	Significant related party transactions

For the year ended
December 31,

Note	2010	2009

Sales of goods and services rendered:
Sales of materials and
finished goods, including:	(i)
Chinalco and its subsidiaries		6,069,774	2,788,571
Associates of Chinalco		31,869	3,596
Associates		-	396
Non-controlling shareholder of a subsidiary
and its subsidiaries		4,452,683	3,638,739

		10,554,326	6,431,302

Provision of utility services, including:	(ii)
Chinalco and its subsidiaries		332,701	341,172
Associates of Chinalco		8,156	9,572
Non-controlling shareholder of a subsidiary
and its subsidiaries		-	1,510

		340,857	352,254

Purchase of goods and services:
Purchase of engineering, construction and
supervisory services from, including:	(iii)
Chinalco and its subsidiaries		3,503,363	4,947,307
Non-controlling shareholder of a subsidiary
and its subsidiaries		5,894	19,740

		3,509,257	4,967,047

Purchases of key and auxiliary materials and
finished goods from, including:	(iv)
Chinalco and its subsidiaries		4,232,369	2,630,835
Associates of Chinalco		323,835	74,818
Jointly controlled entities		1,321,202	911,462
Associates		1,458	4,665
Non-controlling shareholder of a subsidiary
and its subsidiaries		2,483,173	2,595,829

		8,362,037	6,217,609

Provision of social services and
logistics services by, including:	(v)
Chinalco and its subsidiaries		264,049	502,999
Non-controlling shareholder of a subsidiary
and its subsidiaries		475	5,565

		264,524	508,564

Provision of utilities services by, including:	(ii)
Chinalco and its subsidiaries		163,708	212,312
Associates of Chinalco		7,663	-
Non-controlling shareholder of a subsidiary
and its subsidiaries		100,952	73,369

		272,323	285,681

Rental expenses for land use rights and
buildings charged by Chinalco and
its subsidiaries	(vi)	643,432	762,278

Commission processing by Chinalco
and its subsidiaries	(i)	137,601	50,687

During the year ended December 31, 2010, the Group's significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) are a large portion of its sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as of December 31, 2010 and the relevant interest earned or paid during the year are transacted with banks and other financial institutions controlled by the PRC government.

All transactions with related parties are conducted on prices and terms mutually agreed by the parties involved, and determined based on the following:

(i)

Sales of materials and finished goods comprised sales of alumina, primary aluminum, copper and scrap materials. Transactions entered are covered by general agreements on mutual provision of production supplies and ancillary services. The pricing policy is summarized below:

(1)	Adoption of the price prescribed by the PRC government ("Stated-prescribed price");

(2)	If there is no State-prescribed price then adoption of state-guidance price;

(3)	If there is neither State-prescribed price nor state-guidance price, then adoption of market price (being price charged to and from independent third parties); and

(4)	If none of the above is available, then adoption of a contractual price.

(ii)	Utility services, including electricity, gas, heat and water, are supplied at Stated-prescribed price.

(iii)

Engineering, project construction and supervisory services were provided for construction projects of the Company. The state-guidance price or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(iv)

The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal, etc.) and finished goods(including alumina, primary aluminum, other non-ferrous metal products, etc. ) is the same as that set out in (i) above.

(v)

Social services and logistics services provided by Chinalco Group cover public security, fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens and offices, public transport and retirement management and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement. The pricing policy is the same as that set out in (i) above.

(vi)

Pursuant to the Land Use Rights Lease Agreements entered into between the Group and Chinalco Group, operating leases for industrial or commercial land are charged at market rent rate. The Group also entered into building rental agreement with Chinalco Group and pays rent based on market rate for its lease of buildings owned by Chinalco.

(vii)

Pursuant to Trademark License Agreement, the Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years from July 1, 2001 to June 30, 2011 at zero cost. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000.00 to maintain effective registration. According to the agreement terms, Chinalco may negotiate extension of effective period in using these trademarks.

(b)	Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at year-end are as follows:

Group	Company

December 31,	December 31,	December 31,	December 31,
2010	2009	2010	2009

Trade and notes receivable
Subsidiaries of the Company	-	-	1,015,859	1,471,845
Chinalco and its subsidiaries	397,098	329,194	301,217	265,276
Associates of Chinalco	683	656	656	656
Non-controlling shareholder
of a subsidiary
and its subsidiaries	119,309	146,663	21,221	20,180

	517,090	476,513	1,338,953	1,757,957

Less:provision for impairment
of receivables	(150,261)	(150,315)	(150,261)	(150,315)

	366,829	326,198	1,188,692	1,607,642

Other current assets
Subsidiaries of the Company	-	-	2,974,561	2,225,421
Chinalco and its subsidiaries	60,070	48,838	23,965	23,258
Associates of Chinalco	-	8,362	-	8,362
Associates	13,915	-	-	-
Jointly controlled entity	53,887	17,631	17,631	17,631
Non-controlling shareholder of
a subsidiary and its subsidiaries	10,070	43,718	-	56,822

	137,942	118,549	3,016,157	2,331,494

Less: provision for impairment
of receivables	(35,912)	(19,274)	(35,912)	(19,274)

	102,030	99,275	2,980,245	2,312,220

Trade and notes payable
Subsidiaries of the Company	-	-	89,838	10,555
Chinalco and its subsidiaries	146,078	284,593	44,899	46,809
Associates of Chinalco	1,095	1,415	874	1,380
Associates	1,001	210	-	-
Non-controlling shareholder of
a subsidiary and its subsidiaries	3,655	7,467	177	83

	151,829	293,685	135,788	58,827

Other payables and
accrued expense
Subsidiaries of the Company	-	-	250,396	237,349
Chinalco and its subsidiaries	2,337,462	2,383,291	1,179,959	1,362,928
Associates of Chinalco	756	656	473	473
Jointly controlled entity	332	3,729	332	332
Associates	2,400	-	2,100	-
Non-controlling shareholder of
a subsidiary and its subsidiaries	13,436	14,914	493	3,993

	2,354,386	2,402,590	1,433,753	1,605,075

As of December 31, 2010, included in long-term borrowings and short-term borrowings and current portion of long-term borrowings are borrowings payable to other state-owned enterprises amounting to RMB20,148 million (2009: RMB25,602 million), RMB23,959 million (2009: RMB22,653 million) and RMB5,252 million (2009: RMB2,742 million), respectively.

The terms of all balances were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

(c)	Key management personnel compensation

For the year ended
December 31,

2010	2009

Fees	870	994
Basic salaries, housing fund, other allowances
and benefits in kind	3,476	3,914
Discretionary bonus	1,384	1,521
Pension costs-defined contribution schemes	192	206

	5,922	6,635

37.	Contingent liabilities

As of December 31, 2010, the Group and the Company do not have significant contingent liabilities.

38.	Commitments

(a)	Capital commitments of property, plant and equipment

Group	Company

December 31,	December 31,	December 31,	December 31,
2010	2009	2010	2009

Contracted but not provided for	4,611,998	3,918,198	3,100,290	2,288,292
Authorized but not contracted for	28,875,235	30,492,501	14,464,758	24,414,538

	33,487,233	34,410,699	17,565,048	26,702,830

(b)	Commitments under operating leases

Pursuant to non-cancelable lease agreements entered into by the Group and the Company, the future aggregate minimum lease payments as of December 31, 2010 are summarized as follows:

Group	Company

December 31,	December 31,	December 31,	December 31,
2010	2009	2010	2009

Not later than one year	626,204	782,744	190,562	269,076
Later than one year and not
later than five years	2,484,490	3,110,657	729,116	1,043,177
Later than five years	19,052,618	23,877,969	4,964,211	7,047,293

	22,163,312	27,771,370	5,883,889	8,359,546

(c)	Commitments for capital contribution

In April, 2006, the Company entered into an investment agreement with Guizhou Wujiang Hydropower Development Co., Ltd. to jointly establish Zunyi Alumina in which the Company holds 67% equity interest. As of December 31, 2010, the Company had injected a total of RMB861 million (2009: RMB760 million) and is obliged to inject an additional RMB101 million under the revised agreement which is expected to be completed in 2011.

In May 2010, the Company entered into an investment agreement with Xiaoyi Mining Co., Ltd. to jointly establish Shanxi Huayi Mining Co., Ltd. with registered capital amounting to RMB80 million. The Company is obliged to inject cash amounting to RMB41 million and holds 51% equity interest of the investee under the agreement. As of December 31, 2010, the Company had injected a total of RMB8 million (2009: nil) and is obliged to inject an additional RMB33 million.

In December 2010, the Company entered into an investment agreement with Guizhou Industrial Investment (Group) Co., Ltd. and Shanghai Enyuan Industry Co., Ltd. to jointly establish Guizhou Chalco Aluminum Co., Ltd. with registered capital amounting to RMB320 million. The Company is obliged to inject capital amounting to RMB128 million including equipment amounting to RMB45 million and cash amounting to RMB83 million, and holds 40% equity interest of the investee under the agreement. As of December 31, 2010, the Company did not inject any capital.

39.	Subsequent events

On January 30, 2011, the Board of Directors approved the Company's private placement of not more than one billion A shares to raise not more than RMB9 billion (the "A Share Placement"). The target subscribers are institutional investors and general public investors. The A Share Placement is subject to approval by the equity holders of the Company and the relevant authorities in the PRC.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary